
Leap Frog


13001391






APR 25 2013
Washington, DC 20549
Helping children
achieve their potential


The Vowel Show
bus
sock
wig
net
gum
box
jet
top
pen





2012 Annual Report

We know learning.



We know kids.



During our 18-year heritage, LeapFrog has helped millions of children achieve their potential. Our learning solutions provide fun and engaging entertainment filled with rich, nutritious education.



We know innovation.


Game
Video
Camera
Art Studio
Creativity
Music
LeapFrog

We know quality.



We know parents.


LeapFrog®


Leap
Frog

To Our Shareholders:

2012 was a spectacular year for LeapFrog:

- We delivered ***excellent financial results***.
- Our products were amongst the ***very best selling in the toy industry and received numerous prestigious awards***.
- We made significant progress on our journey to ***transform LeapFrog into an educational entertainment company with a far greater focus on content***.
- And, we ***grew our market share in all our key markets***.

As proud as we are of these accomplishments, we are equally proud that we are fulfilling our mission to ***help children achieve their potential***. Our talented team is committed to creating the very best educational entertainment for children that provides fun and engaging learning solutions filled with rich, nutritious education.

As one looks at the state of education in the United States today, the importance of this mission is clear. Achievement at kindergarten entry is correlated with later academic success, yet almost half of all kindergarten children arrive underprepared. Many children entering primary schools are not able to recognize numbers or letters. Additionally, only 69% of high school students graduate. For the first time in history, America's younger generation is less well-educated than its parents. The fact that more than half of Americans are dissatisfied with the quality of education that students receive in the U.S. is not surprising.

Parents around the world want to help their children have the best opportunities in life, and they understand the importance of knowledge and education for participating in a global labor marketplace. As a result, global demand for supplemental education is high, with independent research estimating that the markets for global K-12 eLearning and Edu Gaming will grow at 33% and 30% compounded annual growth rates, respectively, over the next five years.[1]

As the leader in educational entertainment, the strong global need and demand for supplemental education provides an important opportunity for LeapFrog. Our company was founded on the conviction that when learning is fun, it is dramatically more effective. During our 18-year heritage, we have created multiple revolutionary learning platforms for kids that deliver fun, engaging and life-changing educational content. Our learning solutions are consistently recognized for their excellence, as evidenced by our hundreds of industry and parenting awards. In the U.S. alone, our products have been recognized as the top "Educational Toy of the Year" eight of the 13 years the Toy Industry Association has granted the award. We have received similar recognition from international organizations as well.

Much more important than any award, throughout our history we have helped ***millions*** of children on their educational journeys, having sold more than 55 million learning platforms, 100 million books, 60 million games, apps and downloadable videos and 100 million learning toys.

In 2012, we had market-leading learning solutions with the #1 selling kids' learning tablet,[2] the #1 selling learning game system,[3] the #1 selling learn-to-read system[4] and the #1 selling preschool electronic learning toy in the U.S.[5] Our products are loved by both children and parents for their fun play experiences, rich educational content, top-quality craftsmanship and leading innovation. As a result, LeapFrog is a very strong brand and the brand moms think of first for educational toys.[6]

LeapFrog stands above others because we put learning first. We have an in-house team of learning experts with PhDs and other advanced degrees in child development, cognitive development, education, design and technology. Our learning team is integral to every product we develop, from creation and design to specific embedded learning experiences and additional teaching tips for parents. Over the years, our learning team has developed a proprietary scope and sequence that consists of more than 2,600 skills that integrates best research and practices. Our products are designed specifically for kids, and we know that every child is unique with different interests, needs and learning styles. We orchestrate play experiences that keep each child uniquely engaged and challenged, with many of our products auto-leveling to a child's unique learning pace.

We also partner with parents to understand their needs and provide valuable teaching tips and tools to help their children on their learning journey. There are 13 million parents connected to our online ecosystem. With our online tools, parents can see their child's play and learning progress with our learning solutions, download learning apps, create personalized learning experiences and get valuable teaching tips. It is our goal to be the ultimate learning partner for parents...the trusted resource that parents turn to first for learning solutions, insights and support.

Transformation

LeapFrog has embarked on a significant transformation. We have grown from being solely an educational toy company to now being an educational entertainment company with a far greater focus on content. Our line-up includes hundreds of pieces of educational content, spanning games, videos, books, eBooks, creativity studios, maps, apps, music and more. We opened our platforms to third parties, and we now distribute content for more than 30 of the best kids' entertainment companies. Additionally, we are making significant investments to build an online community with parents as well as improve our online tools to provide parents with even richer, more personalized insight about their child's learning progress.

Our world-class team is making this transformation a reality by developing learning solutions that are helping millions of children achieve their potential while delivering market-leading performance. This extraordinary team of talented and successful professionals comes from a wide range of disciplines, including child development and education experts, platform designers, content creators, game designers, marketing professionals, system engineers and more. We have also brought in new leaders who come with decades of successful track records in both large companies and entrepreneurial environments.

2012 Performance

The impact of our transformation is reflected in our results. In 2012, in a challenging environment characterized by a weak economy, a tough consumer market and substantially more competitors, LeapFrog delivered 28% net sales growth. Global demand for our products was strong, with net sales increasing 24% in the U.S. segment and 38% in the international segment. Income from operations nearly tripled, and our operating margin increased nearly six percentage points. We also generated very strong cash flow, and we ended 2012 with a cash balance of $120 million, which was a 67% increase to the balance at the end of 2011.

Our focus on creating and distributing the best educational entertainment content and content delivery platforms for children resulted in being recognized with more than 80 independent awards and inclusions on top toy lists in 2012, including the inaugural "People's Choice Toy of the Year" award from the Toy Industry Association for LeapPad2™.

Our Explorer cartridge content was the #1 top-selling toy in the U.S. in 2012, and we had three of the top four and four of the Top 10 selling toys in the U.S.[7] We also had the #1 top-selling toy in the U.K. and two of the Top 10 selling toys in the U.K.[8] Net sales of digital download content from our carefully selected library of more than 475 titles, including LeapFrog developed content and content from media partners, nearly quadrupled from 2011 as families took advantage of our 24/7 online App Center.

In summary, LeapFrog's success in 2012 was driven by several factors:

- We built upon the progress of the last few years as the company better focused its development efforts, improved its supply chain and reduced its cost structure.
- With our deep 18-year heritage, we continued developing life-changing, market-leading learning solutions.
- We expanded our reach in children's educational entertainment with the launch of the next generations of our leading learning tablet and handheld gaming system lines, new learning toys and significantly more content.
- We had a far greater focus on content including significantly more titles, new digital app content and distribution partnerships with all the best kids' entertainment companies.
- We continued to add to our base of millions of connected consumers in our ecosystem that we can directly communicate with in a personalized manner.
- We increased our initiatives to localize our content and offer more platforms in international markets.
- And, we continued to improve our business processes and business execution.

2013 and Beyond

As we look to 2013 and beyond, we are very excited about our many opportunities. We have market-leading products and exciting new product launches in 2013, including a new learn-to-read and write system, new iPhone and iPad app activity products, new LeapPad tablets and hundreds of new content titles. In 2013, we will make significant investments in content, online communities, systems and new platforms. We will seek to capitalize on international opportunities to support our global growth, and build richer relationships with families, teachers and caregivers. These investments will enable us to continue our market leadership and further build a solid foundation for growth.

LeapFrog's advantage is that educational entertainment is our total focus, and we have 18 years of experience developing life-changing learning solutions. Our heritage boasts a massive connected consumer base, an incredible brand, proprietary curricula, life-changing learning solutions, a growing base of content partners, and the best team in the industry.

I would like to recognize all of the talented and passionate employees of LeapFrog who are dedicated every day to making a real difference in the lives of children. I would also like to thank you, our shareholders, for your continued support of LeapFrog and our mission to help children achieve their potential.

Sincerely,



William B. Chiasson
Chairman
April 24, 2013

[1] Source: GSV Advisors and Candlestick Research, 2012.
[2] U.S. Source: #1 Kids' Learning Tablet based on The NPD Group/Retail Tracking Service; Preschool Electronic Learning, Kids Learning Tablet brands as defined by LeapFrog in dollars, annual 2012.
[3] U.S. Source: #1 Learning Game System based on The NPD Group/Retail Tracking Service; Preschool Electronic Learning, Educational Gaming System brands as defined by adding LeapsterGS Explorer and Leapster Explorer dollars, annual 2012.
[4] U.S. Source: #1 Learn-to-Read System based on The NPD Group/Retail Tracking Service; Preschool Electronic Learning, Learn-to-Read brands as defined by LeapFrog in dollars, annual 2012.
[5] U.S. Source: #1 Preschool Electronic Learning Toy based on The NPD Group/Retail Tracking Service as defined in dollars, annual 2012.
[6] Based on brand tracking surveys in 2012 conducted by LeapFrog.
[7] U.S. Source: LeapFrog Explorer Licensed and Non-Licensed Software Assortment was the #1 Toy in the U.S. based on The NPD Group/Retail Tracking Service as defined in dollars, annual 2012.
[8] U.K. Source: #1 Toy in the U.K. based on The NPD Group/Retail Tracking Service as defined in British pounds, annual 2012.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

 **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2012
OR

 **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to
Commission File Number 001-31396

LeapFrog Enterprises, Inc.


Leap
Frog

(Exact name of registrant as specified in its charter)

Form 10-K

DELAWARE	**95-4652013**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
6401 Hollis Street, Suite 100, Emeryville, California	**94608-1463**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **510-420-5000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant as of June 30, 2012, calculated using the closing sale price as of that day, was approximately $453.4 million. Shares of common stock held by each executive officer and director of the registrant and by each person who is known by the registrant to own 5% or more of the outstanding voting power of the registrant's common stock have been excluded from this computation in that such persons may be deemed to be affiliates of the registrant. This determination of affiliate status is not a conclusive determination for other purposes.

The number of shares of Class A common stock and Class B common stock, outstanding as of February 15, 2013, was 62,014,269 and 5,714,915, respectively.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant has incorporated by reference in Part III of this Annual Report on Form 10-K portions of its definitive proxy statement for the 2013 annual meeting of stockholders, to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year ended December 31, 2012.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties. Many of the forward-looking statements are located in "Management's Discussion and Analysis of Financial Condition and Results of Operations," including, but not limited to, "Overview" and "2013 Outlook." Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. Forward-looking statements can also be identified by words such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "predicts," and similar terms. Forward-looking statements are not guarantees of future performance and actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in the subsection entitled "Risk Factors" under Part I, Item 1A of this Annual Report on Form 10-K. LeapFrog assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law.

SPECIAL NOTE ON FISCAL PERIOD DATES

This Annual Report on Form 10-K presents information regarding LeapFrog's performance during the fiscal year ended December 31, 2008, through the fiscal year ended December 31, 2012, as well as future financial obligations for the fiscal years ending December 31, 2013 through the fiscal year ending December 31, 2022. At the beginning of each Part of this Annual Report on Form 10-K, and in all tables, we remind the reader that our fiscal year ends December 31. Otherwise, we refer to each fiscal year as the year, for example: "2012" refers to the fiscal year ended December 31, 2012.

SPECIAL NOTE ON FINANCIALS

Unless otherwise noted all financial information is presented in thousands except for per share data and percentages.

TRADEMARKS AND SERVICE MARKS

COUNTING CANDLES, LEAP, LEAPFROG, the LeapFrog logos, the LeapFrog Connect logo, the LeapFrog Learning Path logo, the LeapFrog School logo, the LeapFrog LeapSchool logo, the LeapFrog Scout & Friends logo, LEAPPAD, LEAPPAD2, LEAPPAD EXPLORER, the LeapPad Explorer logo, the LeapPad2 Explorer logo, LEAPREADER, LEAPSTER, the Leapster2 logo, LEAPSTERGS EXPLORER, LEAPSTER EXPLORER, the Leapster Explorer logo, LEARN & GROOVE, LEARN SOMETHING NEW EVERY DAY, LETTER FACTORY, LITTLE TOUCHES. BIG LEARNING., MR. PENCIL, MY OWN LEAPTOP, PEAK-A-SHOE, ODYSSEY, SEE THE LEARNING, TAG, the Tag logo, the Tag Junior logo, the Tag School logo, TALKING WORDS FACTORY and TOUCH MAGIC are some of our trademarks or service marks. This Annual Report on Form 10-K also includes other trademarks and service marks, as well as trade dress and trade names of ours. Other trademarks in this Annual Report on Form 10-K are the property of their respective owners.

Form 10-K

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

LeapFrog Enterprises, Inc. ("LeapFrog," "we," "us" or "our"), founded in 1995 and incorporated in 1997 in the State of Delaware, is a leading developer of educational entertainment for children. Our product portfolio consists of multimedia learning platforms and related content and learning toys. We have developed a number of learning platforms, including the LeapPad family of learning tablets, the Leapster family of handheld learning game systems and the Tag and Tag Junior reading systems, which support a broad library of content titles. We have created hundreds of interactive content titles for our platforms, covering subjects such as phonics, reading, writing and math. In addition, we have a broad line of stand-alone learning toys. Many of our products connect to our proprietary online LeapFrog Learning Path (the "Learning Path"), which provides personalized feedback on a child's learning progress and offers product recommendations to enhance each child's learning experience. Our products are available in four languages and are sold globally through retailers, distributors and directly to consumers via the leapfrog.com online store and LeapFrog App Center. LeapFrog is headquartered in Emeryville, California.

Form 10-K

Business Segments and Operations

We organize, operate and assess our business in two primary operating segments: United States ("U.S.") and International. Refer to Note 20 — *"Segment Reporting"* in our Consolidated Financial Statements included in this Annual Report on Form 10-K for detailed information on our segments and their financial results for the fiscal years ended December 31, 2012, 2011 and 2010.

The operations of our business segments are described below.

- ***United States:*** The U.S. segment is responsible for the development, design, sales and marketing of multimedia learning platforms and related content, as well as learning toys, sold in the U.S. This segment markets and sells our products directly to national and regional mass-market and specialty retailers and other retail stores and distributors. This segment also sells our products through our online store, App Center, and other Internet-based channels. In addition, beginning in late 2011, this segment began distributing third-party content through our App Center.

  The U.S. segment represented approximately 73%, 75% and 80% of LeapFrog's consolidated net sales in 2012, 2011 and 2010, respectively. The vast majority of this segment's net sales are to three large retailers. Sales invoiced to Wal-Mart Stores, Inc. ("Wal-Mart"), Toys "R" Us, Inc. ("Toys "R" Us) and Target Corporation ("Target"), in the aggregate, accounted for approximately 66%, 64% and 65% of the segment's gross sales in 2012, 2011 and 2010, respectively. Each of these customers accounted for more than 10% of our consolidated and U.S. segment's gross sales in each of 2012, 2011 and 2010. Accordingly, the loss of any of these three customers would have a material adverse effect on our business.

- ***International:*** The International segment is responsible for the localization, sales and marketing of multimedia learning platforms and related content, as well as learning toys, originally developed for the U.S. This segment markets and sells our products to national and regional mass-market and specialty retailers and other outlets through our offices in the United Kingdom, France, Canada and Mexico, as well as through distributors in various markets such as Australia, South Africa and Spain. In addition, beginning in late 2011, this segment began distributing third-party content through our App Center to certain territories.

  The International segment represented approximately 27%, 25% and 20% of our consolidated net sales in 2012, 2011 and 2010, respectively. In 2012, the United Kingdom accounted for 10% of our consolidated net sales, but no single country represented 10% or more in 2011 and 2010. Sales invoiced to Wal-Mart and Toys "R" Us in aggregate accounted for approximately 27%, 30% and 32% of the segment's gross sales in 2012, 2011 and 2010, respectively.

Product Portfolio

Our product portfolio for both business segments includes the following:

Multimedia Learning Platforms:

Our multimedia learning platform products include innovative features that facilitate a wide variety of learning experiences provided by our rich content libraries available in both cartridge and digitally-downloadable forms. All of our multimedia learning platforms are web-enabled and connect to the Learning Path.

Hardware

- **LeapPad2:** During 2012, we launched our second-generation LeapPad for children ages three to nine. In addition to existing LeapPad features, LeapPad2 updates include: front and back cameras, faster processor, longer battery life and a recharger pack option, and four gigabytes of memory, double the on-board memory of LeapPad, allowing storage of up to 25,000 photos or 70 downloads. LeapPad2 is compatible with both cartridges and digital content from our App Center (described below).
- **LeapPad:** During 2011, we launched LeapPad, a kid-tough, personalized learning tablet for children ages three to nine with a built-in camera and video recorder. The tablet includes art, story, and photo studio applications and two gigabytes of memory. LeapPad is compatible with both cartridges and digital content from our App Center.
- **LeapsterGS:** LeapsterGS, launched in 2012 and designed for children ages four to nine, is our next-generation Leapster Explorer. Updated features include motion-based play, a built-in camera and video recorder, kid-friendly controls, and a recharger pack option. LeapsterGS is compatible with both cartridges and App Center content.
- **Leapster Explorer:** Leapster Explorer, launched in 2010 and designed for children ages four to nine, is a handheld learning game system featuring 512 megabytes of memory as well as optional attachments such as a camera and recharger pack. Leapster Explorer is compatible with both cartridges and App Center content.
- **Tag:** Our Tag reading system, launched worldwide in 2008 and designed for children ages four to eight, is a stylus-based reading system that leverages core technology of optical pattern reading hardware. The Tag reading system is intended to develop fundamental reading skills.
- **Tag Junior:** Our Tag Junior reading system was introduced worldwide in 2009 and leverages the same core technology as the Tag reading system, but is designed to introduce younger children, ages one to four, to books and reading.

Content

- **Game Cartridges:** We sell over 40 educational learning games in game cartridge format. Our game cartridges are compatible with LeapPad2, LeapPad, LeapsterGS and Leapster Explorer. Our cartridges allow users to play a game across multiple platforms and feature LeapFrog-owned characters such as Mr. Pencil and Pet Pals and popular licensed characters such as the Cars, Toy Story and Brave characters as well as Dora the Explorer and SpongeBob SquarePants.
- **Ultra eBooks:** Our Ultra eBooks use LeapPad's advanced design to turn reading into an interactive experience. Our Ultra eBooks contain many features to reinforce reading comprehension, such as leveled story text, phonics help, a visual dictionary, built-in reading comprehension activities and embedded mini-games. Our Ultra eBooks are available in cartridge or digital format (via our App Center) and are only compatible with our LeapPad family of learning tablets.
- **Downloadable Apps:** We sell over 475 titles of downloadable digital content (apps) via our App Center. Our apps include a wide variety of learning games, videos, music, flashcards, and other learning content. In addition, the learning games available as game cartridges, the Ultra eBooks and many of the books compatible with the Tag platforms are also available as downloadable apps. Our apps feature LeapFrog-owned characters, licensed characters and content, and third-party video

content and music collections such as Barbie, Dora the Explorer, Kidz Bop and Thomas the Tank Engine. Our apps cover topics such as creativity through art, music and imaginative play, as well as school basics through mathematics, reading and writing, geography, life skills, and sciences, among others. Our apps are exclusively compatible with LeapFrog multimedia learning platforms.

- **Books:** The Tag and Tag Junior library of more than 80 books, maps and games is designed to guide children through their learn-to-read journey, from their early exploration of board books with Tag Junior through Tag adventures that bring reading skills to life. These books, maps and games feature LeapFrog-owned characters and popular licensed characters as well.

Learning Toys:

Our learning toys are intended to support development of a number of important skills for infants and young children, including phoneme, letter, number and color recognition, musical awareness and fine motor skills. Learning toys, because of their low price points and younger audience, create customer entry points to the LeapFrog brand that facilitate graduation to our multimedia learning platforms.

- **Touch Magic:** Our Touch Magic line of interactive toys, which encourages learning and exploration through intuitive touch technology, was launched in 2012. These unique touch-enabled toys bring colorful graphics and popular themes together to deliver a fun, interactive experience. The Touch Magic line introduces early literacy, musical creativity, numbers and early vocabulary. The portfolio includes Touch Magic Learning Bus, Touch Magic Rockin' Guitar, Touch Magic Counting Train and Touch Magic Discovery Town.

- **Scout Collection:** Our Scout Collection, launched in 2009, is a line of learning toys themed around our proprietary Scout and Violet puppy dog characters. The line includes My Pal Scout and My Pal Violet, customizable, interactive plush puppies intended for children as young as six months old that are web-enabled and connect to the Learning Path. The line also includes Scribble & Write, Chat & Count, and My Own Leaptop, which teach skills including early handwriting, counting, alphabet and animal names. In 2012, we added My Talking LapPup, which provides kids age 6 – 24 months with exposure to shapes, colors and numbers, and the Scout-themed Learn & Groove Music Player, with 20 upbeat songs that encourage children to explore and learn on the go.

- **Other Products:** We also have a general line of learning toys which includes the new 2012 launches of Letter Factory Phonics, Animal Adventure Learning Table, AlphaZoo Spinner, Poppin' Play Piano, and Musical Counting Pal. These join our existing line of learning toys that includes Shape & Sharing Picnic Basket, My Discovery House, and Lettersaurus, among others.

Online Services:

- **LeapFrog Learning Path:** The Learning Path is a web-based service that we introduced in the U.S. and Canada in 2008 and in the United Kingdom in early 2009. The core of the Learning Path is an online tool that helps parents track what their children are learning with our connected products. Parents are able to "see the learning" and gain personalized insight into their child's learning progress. The Learning Path gives our consumers access to a variety of downloadable content and to online rewards programs that encourage learning.

  The Learning Path combines our proprietary curriculum and technology with the power of the web to bring new levels of engagement, customization and personalization to LeapFrog products. The Learning Path builds direct one-to-one customer relationships with parents by empowering them with personalized feedback about their children's learning progress and by suggesting specific LeapFrog products that will further develop their children's skills. The Learning Path is a key component of our strategy to build direct relationships with parents, keeping them engaged with us as their children grow.

  We believe that the Learning Path adds value to all of our connected products and expands our relationships with existing customers by allowing us to provide personalized product recommendations and other relevant information. Many of our products, including LeapPad2, LeapPad, LeapsterGS, Leapster Explorer, Tag and Tag Junior multimedia learning platforms, and My Pal Scout, My Pal Violet and My Own Leaptop are designed to connect to the Learning Path.

- **App Center:** During 2011, we launched our App Center, through which customers may directly purchase downloadable digital content with a personal credit card, PayPal or with App Center cards sold at retailers or our online store. During 2012, we added features including the ability to access and make purchases via a web browser instead of solely through our proprietary downloadable software, ratings and reviews, and gifting. Our App Center allows customers to shop for products by platform, by skill (such as reading and writing or mathematics) or by category (such as games, Ultra eBooks, music or creativity).

For information on sales of product lines that constituted 10% or more of total net sales by segment, see Note 20 — "Segment Reporting" in our Consolidated Financial Statements included in this Annual Report on Form 10-K.

For more information about the risks associated with our new products, see Part I, Item 1A. — Risk Factors — *"Our business depends on our ability to correctly predict highly changeable consumer preferences and product trends"* and *"Our growing strategic focus on online products and services depends on consumer acceptance of downloadable content and data collection, including our privacy practices"* in this Annual Report on Form 10-K.

Competition

Our multimedia platform products compete in the electronic learning-aids category of the toy industry; however, our product strategy means that we increasingly compete in a broader arena with a variety of electronic products including tablet computers, eBook readers and mobile devices. Our multimedia platforms, such as our LeapPad and LeapPad2 learning tablets and LeapsterGS and Leapster Explorer platforms, compete against handheld gaming platforms from Sony and Nintendo and against mobile devices such as Apple's iPhone and iPad and Android-based phones and tablets. Our learning toys compete specifically in the preschool toy category of the toy industry in the U.S. and selected international markets, in which competition is significant.

We believe the principal areas of competition in our industry are learning content, performance, features, quality, brand recognition and price. We believe our learning toys, multimedia learning platforms, and the related content, online capabilities, and other content compete favorably on these bases. Our products are sometimes viewed by consumers as premium goods that are more expensive than our competitors' products. We believe the LeapFrog brand is recognized for comparably higher quality educational products, enabling us to compare favorably with many of our current competitors despite premium pricing. In addition, we believe our learning toy product category is an important competitive differentiator because it introduces parents to the LeapFrog brand, provides an entry point to the Learning Path and supports our associated strategy to build direct relationships with customers.

We face the challenge of competitors introducing similar products or functionality soon after we introduce our new products or product lines, and these competitors may be able to offer their products at lower prices using cheaper manufacturing processes or materials, more limited functionality, or reduced safety features. In addition, many of our direct, indirect and potential competitors have significantly longer operating histories, greater brand recognition and substantially greater financial, technical and marketing resources than we do. Our principal competitors in the toy industry have included Mattel, Inc., primarily under its Fisher-Price brand, Hasbro, Inc. and its Playskool division, and VTech Holdings Ltd. For information on how competition could affect our business, see Part I, Item 1A. — Risk Factors — *"If we are unable to compete effectively with existing or new competitors, our sales and market share could decline."*

Our products must also compete for the leisure time of children and the discretionary spending of parents with other forms of media and entertainment. We design our products to bring fun to learning in order to compete favorably with these outside competitive influences.

Manufacturing

We are committed to designing and manufacturing products that meet applicable safety and regulatory requirements. As is the case with most toy manufacturers and many consumer electronics companies, most of our products are manufactured in China. We actively manage our supplier base, mandating compliance with U.S. and international safety inspections and enforcing our product standards. Our standards require that we meet or exceed all applicable regulatory requirements regarding safety in the design, manufacture, packaging, and delivery into the hands of each product's ultimate user, a child. Our quality control system processes include product testing and verification for safety and reliability, starting in the design phase of a product's life cycle and continuing through production and field support. For more information about the adverse effects that could result from possible errors or defects in our products, see Part I, Item 1A. — Risk Factors — *"Any errors or defects contained in our products, or our failure to comply with applicable safety standards, could result in recalls, delayed shipments, rejection of our products and damage to our reputation, and could expose us to litigation or regulatory action."*

Our manufacturing and operations strategy is designed to maximize the use of outsourced services, particularly with respect to the actual production and physical distribution of our products. We outsource substantially all of our manufacturing using several Asia-based manufacturers, most of which manufacture our products at facilities in the Guangdong province in the southeastern region of China. These manufacturers are selected based on their technical and production capabilities and are matched to particular products to achieve cost and quality efficiencies. We depend on these manufacturers to produce sufficient volumes of our finished products in a timely fashion, at satisfactory cost and quality levels and in accordance with our and our customers' terms of engagement. Labor costs in China continue to increase due to a variety of factors. For information on the potential business risk resulting from our reliance on contract manufacturers, see Part I, Item 1A. — Risk Factors — *"We rely on a limited number of manufacturers to produce our finished products, and our reputation and operating results could be harmed if they fail to produce quality products in a timely and cost-effective manner and in sufficient quantities or if our manufacturing process is otherwise disrupted."*

We have established subsidiaries in Hong Kong and Shenzhen, China to work closely with our contract manufacturing service providers. These subsidiaries manage product design, the supply of raw materials, labor and the assembly process.

Most of our products are manufactured from basic raw materials such as plastic and paper, and a majority of our products require electronic components. These raw materials are readily available from a variety of sources, but may be subject to significant price fluctuations. Some of the electronic components used to make our products, including our application-specific integrated circuits ("ASIC"), currently come from single suppliers. For information as to how this concentration of suppliers could affect our business, see Part I, Item 1A. — Risk Factors — *"Future operating results depend on the cost of our components and raw materials and our ability to obtain these in sufficient quantities from our suppliers or alternative sources."*

Research and Development

We design our multimedia learning platforms and related content, learning toys, and online services using a combination of in-house research and development ("R&D") resources and outside consultants. Generally, once the design phase of the product is complete, the remaining development and manufacturing of the products are outsourced to third parties. Our total R&D expense was $36.6 million, $33.8 million and $33.4 million in 2012, 2011 and 2010, respectively.

- **Multimedia Learning Platform and Learning Toy Development:** We believe that investment in R&D is a critical factor in strengthening our product portfolio. We have assembled a team of specialists with backgrounds in a wide variety of fields, including education, child development, hardware engineering, software development, content development, video games and toys. We have internally developed each of our current multimedia learning platforms using licensed technology if warranted. For example, we use a version of Macromedia's Flash player in our Leapster and LeapPad multimedia learning platforms. We also use optical pattern recognition hardware and software from Anoto AB in our Tag and Tag Junior products. We have internally developed the majority of our learning toys.
- **Content Development:** Our content production department oversees development of our interactive books, educational games, and stand-alone products, applying a pedagogical approach, which is based on established educational standards. Much of our content uses licensed characters, such as the Disney Princesses, Dora the Explorer, Scooby-Doo, SpongeBob SquarePants and

Thomas the Tank Engine, as well as characters from Brave, Penguins of Madagascar, Cars 2, and Tangled. Most of our concept designs are created by our in-house content production department, many members of which have prior experience in the education, entertainment and educational content or video game industries.

- **Development of Online Services:** Our online-connected products provide accessibility to the Learning Path and the App Center, both of which are key competitive differentiators. Our online capabilities, such as our Learning Path, App Center and online store at leapfrog.com, are developed through a combination of in-house team members and third-party resources. Many members of our development and production team have prior experience in online engineering and design. Our online services are based on a combination of internally-developed content, in-licensed content and web applications hosted by third parties.

Form 10-K

Advertising and Marketing

Our advertising and marketing strategy is designed to position LeapFrog as a leader in providing engaging, effective, and fun educational entertainment for children and to promote a strong brand that parents seek out to teach children in a fun and engaging way with the goal of helping every child achieve their potential.

We take an integrated approach to reach both parents and children using a mix of advertising vehicles, including television, online, social media outlets such as Facebook and Twitter, and direct-to-consumer programs.

We have well-established retailer relationships and also communicate our messages and offerings through in-store advertisements and point-of-purchase displays and signage. Advertisements run by our retail partners, such as Target, Toys "R" Us, and Wal-Mart, highlight promotional activities and the availability of particular LeapFrog products at these retailers' outlets.

We leverage public relations globally as a strategy to gain additional recognition and momentum for our brand and products through media outreach focused on garnering both product-specific and corporate media coverage.

Distribution

Our customers generally fit into one of the following categories:

- **Retailers** that resell our products to consumers, through their retail stores and their own online channels, in the U.S. and some international regions;
- **Distributors** that purchase our products for resale to retailers, generally internationally, and also to U.S. schools and school districts as education market resellers; and
- **Direct consumers** who purchase our products via our website, leapfrog.com, and our LeapFrog App Center.

Retailers and distributors purchase our products in advance, for pickup from our manufacturers in Asia, or through orders placed to our regional warehouses where we maintain inventories to meet expected short-term demand. Products are generally shipped through free-on-board terms. Customers pay through pre-established letters of credit or upon payment terms, which are usually based on the date of shipment. Generally, we do not provide rights of return or extended payment terms to our customers, except for industry standard terms surrounding the return of defective merchandise.

Intellectual Property and Licenses

We rely on a combination of patent, trademark, copyright and trade secret laws in the U.S. and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our brand, characters, and proprietary technology and information.

We maintain an active program to protect our investment in technology and brands by attempting to secure patent rights, trademark registrations and other intellectual property registrations. We have filed and obtained a number of patents in the U.S. and abroad. We believe that the duration of the applicable patents we are granted is adequate relative to the expected lives of our products. While our patents are an important element of the protection of our intellectual property, our business as a whole is not materially dependent on any one patent.

For a discussion of how our intellectual property rights may not be sufficient to prevent other companies from using similar or identical technology, see Part I, Item 1A. — Risk Factors — *"If we are unable to maintain or acquire licenses to include intellectual property owned by others in our games, our operating results will suffer."* For a discussion of how our intellectual property rights may not insulate us from claims of infringement by third parties, see Part I, Item 1A. — Risk Factors — *"Third parties have claimed, and may claim in the future, that we are infringing their intellectual property rights, and we may not succeed in protecting or enforcing our intellectual property rights."*

In addition to proprietary materials we have developed, we use various licensed technologies in some of our key products, such as LeapPad, Leapster and Tag. Our continued use of these rights is dependent on our continued compliance with applicable license terms. Any failure to do so could interrupt our supply chain and require us to modify our products or business plans. Please see Part I, Item 1A. — Risk Factors — *"If we are unable to maintain or acquire licenses to include intellectual property owned by others in our games, our operating results will suffer"* for further discussion of the risks we face in relying on third-party technology licenses for our products.

Seasonality

Our business is highly seasonal with a significant portion of our revenue occurring in the second half of the year. Given relatively low sales volumes in the first half of the year and the fixed nature of many of our operating expenses, which occur fairly evenly throughout the year, our results of operations have historically been stronger in our third and fourth quarters relative to our first and second quarters. Conversely, our cash flow from operations tends to be highest in the first quarter of the year when we collect a majority of our accounts receivable related to sales made in the fourth quarter of the prior year. Cash flow from operations is generally lowest in our third quarter, as accounts receivable collections taper off and we build our inventory levels in preparation for the fourth quarter holiday season. The reduction in cash flow in the third quarter generally means that our available cash is at its lowest point for the year in the first month of the fourth quarter.

Our seasonal sales patterns for the years ended December 31, 2012, 2011 and 2010 are shown in the table below.

	Years Ended December 31,		
	2012	2011	2010
Percent of total net sales:			
1st quarter	13%	9%	10%
2nd quarter	12%	12%	14%
3rd quarter	33%	33%	32%
4th quarter	42%	46%	44%
Total	100%	100%	100%

Seasonal purchasing patterns and their related production lead times create risk in our business due to possible under-production of popular items and over-production of items that do not match consumer demand. In addition, our retail customers continue to manage their inventories stringently, requiring us to ship products close to the time of expected consumer demand. For more information about the effects of seasonality on our business see Part I, Item 1A. — Risk Factors — *"Our business is highly seasonal, and our annual operating results depend, in large part, on sales relating to the brief holiday season."*

Financial Information about Geographic Areas

Financial information regarding export sales and international operations versus U.S. sales and operations is included in Note 20 — *"Segment Reporting"* in our Consolidated Financial Statements included in this Annual Report on Form 10-K. For information regarding risks associated with our foreign operations upon which our international segment depends, see Part I, Item 1A. — Risk Factors — *"Our international business may not succeed and subjects us to risks associated with international operations."*

Employees

As of December 31, 2012, we employed 552 people on a full-time basis as compared to 494 as of December 31, 2011. The increase in full-time employees was driven by hiring in engineering, online services, and marketing. We also retain independent contractors to provide various services. Except with respect to some of our foreign subsidiaries, we are not subject to any collective bargaining agreements and we believe that our relationship with our employees is good. Some of our foreign subsidiaries are subject to collective bargaining agreements whose benefits and terms are codified and required under local labor laws.

Executive Officers of the Registrant

The following table sets forth information with respect to our executive officers as of March 11, 2013:

Name	Age	Position Held
John Barbour	53	Chief Executive Officer
Raymond L. Arthur	54	Chief Financial Officer
Michael J. Dodd	53	President and Chief Operating Officer
Gregory B. Ahearn	46	Executive Vice President and Chief Marketing Officer
Christopher Spalding	51	Senior Vice President and Managing Director, EMEA (Europe, Middle East, Africa and Asia)

John Barbour has served as our Chief Executive Officer and as a board member since March 2011. Prior to joining LeapFrog, he served as President of the GameHouse Division of RealNetworks, Inc. from October 2008 to August 2010. From October 2006 to October 2008, Mr. Barbour served as the Managing Partner of Volta Capital, LLC, a strategy and investment consulting firm. From 1999 to June 2006, Mr. Barbour was employed by Toys "R" Us, Inc., a leading retailer of children's toys and products. He served as President of Toys "R" Us U.S. from August 2004 to June 2006. Prior to that, he served as President of Toys "R" Us International and Chairman of Toys "R" Us Japan from February 2002 to August 2004. From 1999 to 2002, Mr. Barbour served as President and Chief Executive Officer of toysrus.com, a subsidiary of Toys "R" Us, Inc. Mr. Barbour has also held senior-level positions with Hasbro, Inc., OddzOn Products, Inc., and Universal Matchbox Group, Ltd. Mr. Barbour holds a B.Sc. in Chemistry, with Honors, from the University of Glasgow.

Raymond L. Arthur has served as our Chief Financial Officer since July 2012. Prior to joining LeapFrog, Mr. Arthur served as Chief Financial Officer at The Pep Boys — Manny, Moe, & Jack from 2008 to 2012, where he built the company's finance organization. Prior to that, Mr. Arthur served in various capacities for Toys "R" Us, Inc., including as Chief Financial Officer of Toys "R" Us, Inc., from 2004 to 2006, where he oversaw a strategic review and restructuring of company-wide operations, as President and Chief Financial Officer of toysrus.com from 2000 to 2003 and as Corporate Controller of Toys "R" Us from 1999 to 2000. Previously, he worked in a variety of roles for General Signal Corporation, American Home Products Corporation, American Cyanamid Company and in public accounting. Mr. Arthur received his B.A. in Accounting from William Paterson College.

Michael J. Dodd has served as our President and Chief Operating Officer since September 2010 and as our Chief Operating Officer since March 2010. Previously, he served as Senior Vice President, Supply Chain and Operations from April 2005 to February 2010. Prior to joining LeapFrog, he co-founded Executive Technology, Inc., a value-added reseller and system integrator of information technology products, and served as its Chief Operating Officer from September 2003 through April 2005. From May 2002 to September 2003, Mr. Dodd served as Executive Vice President, Chief Marketing Officer and Chief Operating Officer at Targus Group International, Inc., a provider of mobile personal computers and wireless accessories. Mr. Dodd was a Vice President, Operations at Juniper Networks, Inc., a manufacturer of internal protocol routers from September 2000 to May 2002. From November 1989 to September 2000, Mr. Dodd served in various capacities at Compaq Computer Corporation, a manufacturer of personal computers, most recently as Managing Director of Operations and Strategic Procurement for the Presario personal computer business. Mr. Dodd received his B.B.A. from Texas A&M University.

Gregory B. Ahearn has served as our Executive Vice President and Chief Marketing Officer since June 2012. Prior to joining LeapFrog, Mr. Ahearn was Senior Vice President and Chief Marketing Officer of Toys "R" Us, Inc. where he was responsible for all aspects of marketing, advertising, and promotions, including strategy, media analysis, brand position, and creative services for the Toys "R" Us, Babies "R" Us, and FAO Schwartz brands in the United States. Prior to that, Mr. Ahearn also served in several other senior leadership roles for Toys "R" Us, Inc. during his tenure there from 2000 to June 2012. Prior to joining Toys "R" Us, Mr. Ahearn was Vice President of Marketing for Hasbro, Inc.'s OddzOn toy division from 1997 to 2000 where he oversaw the development and marketing for brands such as Koosh collectibles, sport and bubbles, Vortex high-performance toy sports and Rubik's puzzles and games. From 1995 to 1997, Mr. Ahearn held senior marketing positions at OddzOn Products, Inc. prior to its acquisition by Hasbro. Mr. Ahearn also previously held several brand management positions at Mattel, Inc. Mr. Ahearn received his bachelor's degree from Georgetown University and his Masters of Business Administration from the University of Southern California.

Christopher Spalding has served as our Senior Vice President & Managing Director EMEA (Europe, Middle East, Africa and Asia) since January 2011. Previously, he served as Managing Director EMEA from October 2009 and was given further territory responsibility for Asia in December 2009. Prior to joining LeapFrog, Mr. Spalding was COO of Metro International Media SA from May 2006 to December 2007. Prior to this, he worked for Associated Newspapers (now part of A&N Media Limited) as Circulation Sales Director from September 2001 to May 2006, Emap plc (now part of Eden Bidco Ltd) from November 1998 to September 2001, as well as a number of other fast-moving consumer goods companies including The Coca-Cola Company, PepsiCo, Inc. and Virgin Group Limited.

Available Information

We file Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act") with the U.S. Securities and Exchange Commission ("SEC"). Such reports and other information filed with the SEC are available free of charge on the investor relations section of our website located at *www.leapfroginvestor.com* under "Financial Information — SEC Filings" as soon as reasonably practicable after they are filed with or furnished to the SEC. The public may read and copy any materials filed by us with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information regarding the operation of the Public Reference Room of the SEC by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically at *www.sec.gov*. The contents of these websites are not incorporated into this filing. Further, our references to the URLs for these websites are intended to be inactive textual references only.

Form 10-K

ITEM 1A. RISK FACTORS

Our business, financial condition and operating results can be affected by a number of factors, including those described below, any one of which could cause our actual results to vary materially from recent results or from our anticipated future results. In addition to other information contained in this Annual Report on Form 10-K and our other filings with the SEC, the following risk factors should be considered carefully before you decide whether to buy, hold or sell our common stock. Additional risks not presently known to us or that we currently deem immaterial may also impair our business, financial conditions, results of operations and stock price.

If global economic conditions deteriorate, our business and financial results could be affected.

We develop and distribute educational entertainment for children. Our performance is impacted by the level of discretionary consumer spending. Consumers' discretionary purchases of educational entertainment items for children may be impacted by unemployment, foreclosures, bankruptcies, reduced access to credit, falling home prices, lower consumer confidence and other macroeconomic factors that affect consumer spending behavior. Uncertainty with respect to future government spending levels in the U.S. and related national debt matters, along with lingering questions about the debt crisis in certain member states of the European Union, poses a significant threat to the global economy as a whole. If these or other matters led to a deterioration of global economic conditions, it could potentially have a material adverse effect on our business and operating results.

Our business depends on our ability to correctly predict highly changeable consumer preferences and product trends.

We operate in an industry where consumer preferences can change drastically from year to year. Even our successful products typically have a relatively short period of high demand followed by a decrease in demand as the products mature. For example, net sales of the classic Leapster platform peaked in 2006 and are no longer material to our overall sales. We depend on our ability to correctly identify changing consumer sentiments well in advance and supply new products that respond to such changes on a timely basis. We also rely on our ability to identify third-party entertainment media that is likely to be popular with consumers and license rights to such media to incorporate into our products. In addition, we need to be able to accurately forecast sales of these products in order to optimize our production schedules and manage our inventory. Consumer preferences, particularly children's preferences, are continually changing and are difficult to predict. Since our products typically have a long development cycle, in some cases lasting over a year, it can be difficult to correctly predict changing consumer preferences and accurately forecast optimal production and sales targets for these products. If we are unable to correctly predict consumer preferences or successfully integrate popular third-party media with our own, it would negatively impact our operating results.

To remain competitive and stimulate consumer demand, we must continue to develop new products and services and successfully manage frequent product introductions and transitions.

Due to the highly volatile and competitive nature of the industries in which we compete, we must continually introduce new products and services, enhance existing products and services, and effectively stimulate customer demand for new and upgraded products. In 2011 and 2012, we introduced a number of new products and services to the market that represented a substantial portion of our 2012 sales and, in some cases, represented a significant change in the way we interact with consumers. For example, in 2011 we launched the LeapFrog App Center, which allows consumers to download content for use with some of our products directly from us instead of purchasing game cartridges from our retailers. In addition, some of the key products launched in recent years, including our 2012 release of the LeapPad2 and associated content on our App Center, have a high price point compared to other children's products and apps. We cannot be sure that any new products or services will be widely accepted and purchased by consumers or that we will be able to successfully manage product introductions and transitions. Failure by consumers to accept our new products and services or to pay a higher price for some of our key products, or our failure to manage product introductions and transitions, could adversely affect our operating results.

We rely on a small group of retailers that together accounted for the vast majority of our gross sales each year so economic or other difficulties that affect these retailers or changes in their purchasing or related decisions could have a significant impact on our business and operating results.

Our top three retailers in 2012 were Wal-Mart, Toys "R" Us and Target, which accounted for approximately 66% of the U.S. segment's gross sales in 2012 and 64% in 2011. In addition, Wal-Mart and Toys "R" Us accounted for approximately 27% of the international segment's gross sales in 2012 and 30% in 2011. For the foreseeable future, we expect to continue to rely on a small number of large retailers for the majority of our sales domestically and abroad.

We do not have long-term agreements with any of our retailers and retailers make all purchases by delivering one-time purchase orders. As a result, pricing, shelf space, cooperative advertising or special promotions, among other things, with each retailer are subject to periodic negotiation and alteration.

We rely on our retail customers to successfully sell our products to consumers. Economic and other factors that adversely affect retailers, such as increased competition from online retailers, liquidity problems, reduced access to credit, inability to raise capital, reduced sales, consolidation in the retail sector and store closures, bankruptcies and lower consumer confidence may also adversely affect us. For example, the bankruptcy of one of our customers in 2012 resulted in bad debt expense of approximately $3.1 million. If any of these retailers reduce their purchases from us, materially change the terms on which we conduct business with them or experience a downturn in their business for any reason, our business and operating results could be adversely affected.

If we are unable to compete effectively with existing or new competitors, our sales and market share could decline.

We currently compete primarily in the learning toy and electronic learning-aids category of the U.S. toy industry and, to some degree, in the overall U.S. and international toy industry. We also compete, and may increasingly compete in the future, with makers of popular tablets, smart mobile devices and mobile game platforms. Each of these markets is very competitive and we expect competition to increase in the future. For example, in 2012 our LeapPad products faced competition from several tablets designed for children and from general-purpose tablets made by major electronics manufacturers. Many of our direct, indirect and potential competitors have significantly longer operating histories, greater brand recognition, and substantially greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly or more successfully than we can to changes in consumer requirements or preferences or to new or emerging technologies, and they may be able to use their economies of scale to produce products more cheaply. Further, with greater economies of scale and more distribution channels, they may be successful even if they sell at a lower margin. Our larger competitors may also be able to devote substantially greater resources, including personnel, spending and facilities to the development, promotion and sale of their products than we do.

Our business is highly seasonal, and our annual operating results depend, in large part, on sales relating to the brief holiday season.

Sales of consumer electronics and toy products in the retail channel are highly seasonal, causing a substantial majority of our sales to retailers to occur during the third and fourth quarters. Even though we achieved net income for the fiscal year ended December 31, 2012, we incurred losses in the first and second quarters of 2012. Approximately 75%, 79% and 76% of our total net sales occurred during the second half of fiscal years 2012, 2011 and 2010, respectively. A decline of net sales, in the third or fourth quarter in particular, will have a disproportionate negative impact on our results for the year and can lead to ongoing weakness in sales to retailers well into the following year. Therefore, we may be significantly and adversely affected, in a manner disproportionate to the impact on a company with sales spread more evenly throughout the year, by unforeseen events such as economic crises, strikes, earthquakes, terrorist attacks or other catastrophic events that harm the retail environment or consumer buying patterns during our key selling season.

The success of our growing strategic focus on online products and services depends on consumer acceptance of downloadable content and data collection, including our privacy practices.

Our multimedia platform products, such as the LeapPad2, the LeapsterGS, the Tag reading system, and some of our learning toys, are designed to be connected to a computer that has Internet access in order to download and access content and other features through our App Center and Learning Path. A growing percentage of our sales comes from these multimedia learning platform products. As we focus on Internet-based products and direct marketing to consumers through the Internet, any resistance by parents to buying children's products requiring a computer in order to download content, or errors related to the collection of data by us from parents and children, could have a negative effect on our business and financial results. Further, concerns about our practices with regard to the collection, use, disclosure, or security of personal information or other privacy-related matters, even if unfounded, could damage our reputation and operating results. See also "*System failures in our online services or web store could harm our business*" below.

System failures in our online services or web store could harm our business.

The online aspects of our business have grown substantially in strategic importance to our overall business. Any failure to provide a positive user experience in these services could have a negative impact on our reputation, sales and consumer relationships. If consumer demand for accessing our App Center or our website exceeds the capacity we have planned to handle during peak periods or if other technical issues arise, then we could lose sales and customers could be inconvenienced or become dissatisfied with our products. Any significant disruption to our App Center, website, internal computer systems, or those of our third-party service providers, or malfunctions related to transaction processing on our online store or content management systems, could result in a loss of potential or existing customers and sales.

Although our systems have been designed to reduce downtime in the event of outages or catastrophic occurrences, they remain vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks, computer viruses, computer denial-of-service attacks, and similar events. Some of our systems are not fully redundant, and our disaster recovery planning is not sufficient for all eventualities. Our systems are also subject to break-ins, sabotage, and intentional acts of vandalism. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at our hosting facilities could result in lengthy interruptions in our services. We do not carry business interruption insurance sufficient to compensate us for losses that may result from interruptions in our service as a result of system failures. Any unplanned disruption of our systems could result in adverse financial impact to our operations.

Future operating results depend on the cost of our components and raw materials and our ability to obtain these in sufficient quantities from our suppliers or alternative sources.

Because some of the components used to make our products currently come from a single or a limited number of suppliers, we are subject to significant supply and pricing risks. Many components that are available from multiple sources are at times subject to industry-wide shortages and significant commodity pricing fluctuations. If our suppliers are unable to meet our demand for components or raw materials and we are unable to obtain an alternative source or if the price available from our current suppliers or an alternative source is prohibitive, our ability to maintain timely and cost-effective production of our products would be seriously harmed and our operating results would suffer.

In addition, as we do not have long-term agreements with our major suppliers and cannot guarantee their stability, they may stop manufacturing our components at any time with little or no notice. For example, in 2010, a sole-source supplier of an ASIC for one of our reading systems informed us that it was having financial difficulties, which required us to negotiate the purchase of certain intangible assets from the supplier in order to continue production of the ASIC. In addition, if we are required to use alternative sources, we may be required to redesign some aspects of the affected products, which may involve delays and additional expense. For example, the 2011 tsunami in Japan required us to replace a chip in the LeapPad. Although the introduction of the new chip did not ultimately increase our cost for the product or materially affect its performance, it introduced additional complexity into our supply chain and manufacturing processes, strained our internal resources, and introduced risk to our launch date. If there are any significant interruptions in the supply of components or if prices rise significantly, we may be unable to manufacture sufficient quantities of our finished products or we may be unable to manufacture them at targeted cost levels, and our business and operating results could be harmed.

We rely on a limited number of manufacturers to produce our finished products, and our reputation and operating results could be harmed if they fail to produce quality products in a timely and cost-effective manner and in sufficient quantities or if our manufacturing process is otherwise disrupted.

We outsource substantially all of our manufacturing to a limited number of Asian manufacturers, most of which manufacture our products at facilities in the Guangdong province in the southeastern region of China. We depend on these manufacturers to produce sufficient volumes of our finished products in a timely fashion, at satisfactory cost and quality levels, and in accordance with our and our customers' terms of engagement. If we determine that we need to order larger quantities of our products to meet customer demand, we may encounter delays and shortfalls in shipments based on manufacturer capacity issues. In addition, the costs of using contract manufacturers are subject to increase, which has had, and could continue to have, a negative impact on our cost of sales. Economic and other factors that adversely affect these manufacturers may also adversely affect us. For example, labor costs in China continue to increase due to a variety of factors, including tightening Chinese labor markets and the revaluation of Chinese currency to permit it to rise in value versus the U.S. dollar, leading to increased prices for us with some of our contract manufacturers. Furthermore, in the past, there have been product quality and safety issues for other producers of toys and other companies that manufacture goods in China. In addition, the risk of political instability and civil unrest exists in China, which could temporarily or permanently damage our manufacturing operations located there. See also "*Political developments, changes in trade relations, the threat or occurrence of armed hostilities, terrorism, labor strikes, natural disasters or public health issues could have a material adverse effect on our business*" below. If our manufacturers fail or are unable to produce quality finished products on time, at expected cost targets and in sufficient quantities, or if any of our products are found to be tainted or otherwise raise health or safety concerns, our reputation and operating results would suffer.

If we do not maintain sufficient inventory levels or if we are unable to deliver our products to our customers in sufficient quantities, or on a timely basis, or if inventory levels are too high, our operating results will be adversely affected.

The high degree of seasonality of our business places stringent demands on our inventory forecasting and production planning processes. This inventory management approach may be particularly challenging when combined with "just-in-time" inventory management systems commonly used by retailers to minimize their inventory levels. If we fail to meet tight shipping schedules, we could damage our relationships with retailers, increase our shipping costs or cause sales opportunities to be delayed or lost. In order to be able to deliver our merchandise on a timely basis, we need to maintain adequate inventory levels of the desired products. If our inventory forecasting and production planning processes result in our manufacturing inventory in excess of the levels demanded by our customers, we could be required to record inventory write-downs for excess and obsolete inventory, which would adversely affect our operating results. In addition, if our processes result in our inventory levels being too low to meet customer demand, we may lose sales.

If we are unable to maintain or acquire licenses to include intellectual property owned by others in our games, our operating results will suffer.

Among our proprietary rights are inbound licenses from third parties for content such as characters, stories, music, illustrations and trade names, and for technologies we incorporate in our products including key technology used in our Tag and Tag Junior reading systems. In particular, we rely on our ability to acquire rights to popular entertainment media properties for content on our multimedia learning platforms. Our continued use of these rights is dependent on our ability to continue to obtain these license rights and at reasonable rates. Any failure to do so could significantly impact our content sales or interrupt our supply chain and require us to modify our products or business plans.

Form 10-K

Third parties have claimed, and may claim in the future, that we are infringing their intellectual property rights, and we may not succeed in protecting or enforcing our intellectual property rights.

In the course of our business, we periodically receive claims of infringement or otherwise become aware of potentially relevant patents, copyrights, trademarks or other intellectual property rights held by other parties. Responding to any infringement claim, regardless of its validity, may be costly and time-consuming and may divert our management and key personnel from our business operations. If we, our distributors, our licensors or our manufacturers are found to be infringing the intellectual property rights of any third party, we or they may be required to obtain a license to use those rights, which may not be obtainable on reasonable terms, if at all. We also may be subject to significant damages or injunctions against the development and sale of some of our products or against the use of a trademark or copyright in the sale of some of our products. Our insurance does not cover all types of intellectual property claims and insurance levels for covered claims may not be adequate to indemnify us for all the liability that could be imposed.

In addition, we rely, and plan to continue to rely, on a combination of patents, copyrights, trademarks, service trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. Contractual arrangements and other steps we have taken to protect our intellectual property may not prevent misappropriation of our intellectual property or deter independent third-party development of similar technologies. The steps we have taken may not prevent unauthorized use of our intellectual property, particularly in foreign countries where we do not hold patents or trademarks or where the laws may not protect our intellectual property as fully as in the U.S. Some of our products and product features have limited intellectual property protection, and, as a consequence, we may not have the legal right to prevent others from reverse engineering or otherwise copying and using these features in competitive products. In addition, monitoring the unauthorized use of our intellectual property is costly, and any dispute or other litigation, regardless of outcome, may be costly and time-consuming and may divert our management and key personnel from our business operations. However, if we fail to protect or to enforce our intellectual property rights successfully, our rights could be diminished and our competitive position could suffer, which could harm our operating results.

Any errors or defects contained in our products, or our failure to comply with applicable safety standards, could result in recalls, delayed shipments, rejection of our products and damage to our reputation, and could expose us to litigation or regulatory action.

Our products may contain errors or defects, which could result in the rejection of our products by our retailers, damage to our reputation, lost sales, diverted development resources and increased customer service and support costs and warranty claims. Individuals could sustain injuries from our products, and we may be subject to claims or lawsuits resulting from such injuries. There is a risk that these claims or liabilities may exceed, or fall outside the scope of, our insurance coverage. Moreover, we may be unable to retain adequate liability insurance in the future.

Concerns about potential public harm and liability may involve involuntary recalls or lead us to voluntarily recall selected products. Recalls or post-manufacture repairs of our products could harm our reputation and our competitive position, increase our costs or reduce our net sales. Costs related to unexpected defects include the costs of writing down the value of our inventory of defective products and providing product replacement, as well as the cost of defending against litigation related to the defective products. Further, as a result of recent recalls and safety issues related to products of a number of manufacturers in the toy industry, some of our retail customers have been increasing their testing requirements of the products we ship to them. These additional requirements may result in delayed or cancelled shipments, increased logistics and quality assurance costs, or both, which could adversely affect our operations and financial results. In addition, recalls or post-manufacturing repairs by other companies in our industry could affect consumer behavior and cause reduced purchases of our products and increase our quality assurance costs in allaying consumer concerns.

Our liquidity may be insufficient to meet the long-term or periodic needs of our business.

In addition to cash received from the collection of accounts receivable, from time to time, we may fund our operations and strengthen our liquidity through borrowings under our line of credit. Our line of credit has numerous financial tests and covenants that affect the amount we can borrow, and includes various events of default that could impair our ability to access credit under the credit line. Any impairment of our ability to access our credit line, if combined with global credit market fluctuations, could increase our cost of capital or limit our ability to raise additional capital should we need it and materially impact our operations.

Our international business may not succeed and subjects us to risks associated with international operations.

We derived approximately 27%, 25% and 20% of our net sales from markets outside the U.S. during fiscal years 2012, 2011 and 2010, respectively. Our efforts to increase sales for our products outside the U.S. may not be successful and may not achieve higher sales or gross margins or contribute to profitability.

Our business is, and will increasingly be, subject to risks associated with conducting business internationally, including:

- the appeal of our products in international markets;
- difficulties managing and maintaining relationships with vendors, customers, retailers, distributors and other commercial partners;
- increased investment and operational complexity to make our App Center compatible with the systems in various countries and compliant with local laws;
- greater difficulty in staffing and managing foreign operations;
- transportation delays and interruptions, including cross-border delays due to customs clearance and other point-of-entry restrictions;
- timely localization of products and content;
- greater difficulty enforcing intellectual property rights and weaker laws protecting such rights;
- compliance with the Foreign Corrupt Practices Act, the UK Bribery Act and similar laws;
- trade protection measures and import or export licensing requirements;
- currency conversion risks and currency fluctuations; and
- limitations, including taxes, on the repatriation of earnings.

Sales to our international customers are transacted primarily in the country's local currency. If foreign currency weakens compared to the U.S. dollar, our International segment sales results will suffer. Any difficulties with our international operations could harm our future sales and operating results.

We are subject to international, federal, state and local laws and regulations that could impose additional costs or changes on the conduct of our business.

We operate in a highly regulated environment with international, federal, state and local governmental entities regulating many aspects of our business, including products and the importation of products. Regulations with which we must comply include accounting standards, taxation requirements (including changes in applicable income tax rates, new tax laws and revised tax law interpretations), trade restrictions, regulations regarding financial matters, environmental regulations, privacy, advertising directed toward children, safety and other administrative and regulatory restrictions. We are also subject to regulation by the United States Consumer Product Safety Commission and other similar federal, state and international regulatory authorities, some of which have conflicting standards and requirements. Compliance with the various laws and regulations and other requirements of regulatory authorities could impose additional costs on the conduct of our business. For example, if our products were made subject to an involuntary recall or other action by one of the regulatory authorities with jurisdiction over us, we may have to write off inventory and allow our customers to return products they purchased from us. Moreover, any failures to comply with laws and regulations could lead to significant negative media attention and consumer dissatisfaction, which could harm our sales and lead to widespread rejection of our products. In addition, numerous states have enacted, and many others are considering enacting, laws directed at manufacturers regarding recycling of electronic products. While we take steps that we believe are necessary to comply with these laws and regulations, there can be no assurance that we have achieved compliance or that we will be in compliance in the future. Failure to comply with the relevant regulations could result in monetary liabilities and other sanctions, which could have a negative impact on our business, financial condition and results of operations. In addition, changes in laws or regulations may lead to increased costs, changes in our effective tax rate, or the interruption of normal business operations that would negatively impact our financial condition and results of operations.

Political developments, changes in trade relations, the threat or occurrence of armed hostilities, terrorism, labor strikes, natural disasters or public health issues could have a material adverse effect on our business.

Our business is international in scope. The deterioration of the political situation in a country in which we have significant sales, operations or third-party manufacturers or suppliers, or the breakdown of trade relations between the U.S. and a foreign country in which we have or utilize significant manufacturing facilities or have other operations, could adversely affect our business, financial condition, and results of operations. For example, a change in trade status for China could result in a substantial increase in the import duty of toys manufactured in China and imported into the U.S. In addition, armed hostilities, terrorism, natural disasters, or public health issues, whether in the U.S. or abroad, could cause damage and disruption to our company, our suppliers, our manufacturers, or our customers or could create political or economic instability, any of which could have a material adverse impact on our business. For example, our U.S. distribution center and our corporate headquarters are located in California near major earthquake faults that have experienced earthquakes in the past and that are expected to recur in the future. Although it is impossible to predict the consequences of any such events, they could result in a decrease in demand for our product or create delay or inefficiencies in our supply chain by making it difficult or impossible for us to deliver products to our customers, for our manufacturers to deliver products to us, or for suppliers to provide component parts.

The loss of members of our executive management team or other key employees could adversely affect our business.

We had a number of changes to our executive management team during 2012 and 2011. These changes had an immediate financial impact as a result of the payment of severance compensation and charges associated with equity grants for the retention of new management. While these changes can be a positive long-term change for us, there is an inherent loss of institutional knowledge associated with such turnover and this may create a risk, among other things, of overloading the remaining executives. In addition, transition associated with such changes has required, and may continue to require, significant management attention and consumption of time and resources, diverting away from the regular operations of our business. New executives typically bring change to an organization, as a result of implementing new goals and plans, which in turn can lead to changes in operating direction and the associated impact on the operations of the business, which may be uncertain or unknown. Furthermore, we cannot provide any assurances that we will retain our new or existing management and other key employees or that they will be successful in implanting our strategic vision or their new goals and plans. The loss of services of members of our executive management team or other key employees could have an adverse effect on our business. If we are unable to retain key personnel, then it may be difficult for us to maintain a competitive position within our industry or implement our strategic priorities.

A few stockholders control a significant percentage of our voting power.

The majority of holders of our Class A common stock may not be able to affect the outcome of any stockholder vote. Our Class A common stock entitles its holders to one vote per share, and our Class B common stock entitles its holders to ten votes per share on all matters submitted to a vote of our stockholders.

As of December 31, 2012, Lawrence J. Ellison and entities controlled by him beneficially owned approximately 1.3 million shares of our Class B common stock and 1.6 million shares of our Class A common stock, Michael Milken and Lowell Milken together owned, directly and indirectly, approximately 3.6 million shares of our Class B common stock and 0.3 million shares of our Class A common stock and Sandra Milken beneficially owned 0.8 million shares of our Class B common stock. Together, these four stockholders represented approximately 49.6% of the combined voting power of our Class A common stock and Class B common stock as of December 31, 2012. As a result, Mr. Ellison, Messrs. Michael and Lowell Milken, and Ms. Milken, if voting together would have significant influence on stockholder vote outcomes, including with respect to:

- the composition of our board of directors and, through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;
- any determinations with respect to mergers, other business combinations, or changes in control;
- our acquisition or disposition of assets; and
- our financing activities.

Mr. Ellison, Messrs. Michael and Lowell Milken and Ms. Milken could have interests that diverge from those of our other stockholders. This significant influence by a few stockholders could depress the market price of our Class A common stock; deter, delay or prevent a change in control of LeapFrog; or affect other significant corporate transactions that otherwise might be viewed as beneficial for other stockholders.

Our stock price has been volatile over the past several years and could decline in the future, resulting in losses for our investors and harming the employee-retention and recruiting value of our equity compensation.

All the factors discussed in this section or any other material announcements could affect our stock price. Speculation in the media and analyst communities, changes in recommendations or earnings estimates by financial analysts, changes in investors' or analysts' valuation measures for our stock and market trends unrelated to our stock can cause the price of our stock to change. A significant drop in the price of our stock could also expose us to the risk of securities class action lawsuits, which could result in substantial costs and divert management's attention and resources, adversely affecting our business.

Our future success depends partly on the continued contribution of our key executives and technical, sales, marketing, manufacturing and administrative personnel. Part of our compensation package includes stock and/or stock options. To the extent our stock performs poorly, it may adversely affect our ability to retain or attract key employees, potentially resulting in lost institutional knowledge and key talent. Changes in compensation packages or costs could impact our profitability and/or our ability to attract and retain sufficient qualified personnel.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The table below lists our current significant properties. In addition, we have leased properties for administration, sales and operations in Canada, England, France, Mexico and China, which are primarily used by our International Segment.

Location	Use	Segment	Condition	Type of Possession
Fontana, California	Distribution center	All	Satisfactory	Lease
Emeryville, California	Headquarters and operations	All	Satisfactory	Lease

ITEM 3. LEGAL PROCEEDINGS

Refer to information under the heading "*Legal Proceedings*" in Note 19 — "Commitments and Contingencies" in our Consolidated Financial Statements included in this Annual Report on Form 10-K.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

Form 10-K

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information and Holders

Our Class A common stock is listed on the New York Stock Exchange ("NYSE") under the symbol "LF." On February 15, 2013, there were 2,601 holders of record of our Class A common stock and seven holders of record of our Class B common stock.

The following table sets forth the high and low sales prices per share of our Class A common stock on the NYSE in each quarter during the last two completed fiscal years. The values stated below are actual high and low sales prices, inclusive of intra-day trading.

	High	Low
2012		
First quarter	$ 8.58	$5.30
Second quarter	$10.95	$7.52
Third quarter	$12.28	$8.08
Fourth quarter	$10.10	$7.00
2011		
First quarter	$ 5.65	$3.73
Second quarter	$ 4.79	$3.79
Third quarter	$ 4.36	$2.57
Fourth quarter	$ 6.18	$2.97

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We expect to reinvest any future earnings in our business and do not anticipate paying cash dividends on our common stock in the foreseeable future.

ITEM 6. SELECTED FINANCIAL DATA

The following selected significant consolidated financial data for the five fiscal years from January 1, 2008 through December 31, 2012, have been derived from our audited consolidated financial statements. The following information is qualified by reference to, and should be read in conjunction with, Part II, Item 7 *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* and the Consolidated Financial Statements and Notes to the Consolidated Financial Statements ("Notes") thereto.

	2012(1)	2011	2010	2009	2008
		(In millions, except per share data)			
Consolidated Statements of Operations Data:					
Net sales	$581.3	$455.1	$432.6	$379.8	$459.1
Gross profit	244.9	186.2	179.0	158.0	181.5
Operating expenses	180.9	162.5	171.2	166.4	241.7
Income (loss) from operations	64.1	23.7	7.8	(8.4)	(60.2)
Net income (loss)	$ 86.5	$ 19.9	$ 4.9	$ (2.7)	$ (68.3)
Net income (loss) per share:					
Basic	$ 1.29	$ 0.30	$ 0.08	$ (0.04)	$ (1.07)
Diluted	$ 1.24	$ 0.30	$ 0.08	$ (0.04)	$ (1.07)
Shares used in calculating net income (loss) per share:*					
Basic	67.1	65.4	64.4	63.9	63.6
Diluted	69.7	66.3	65.6	63.9	63.6

(1) Includes a tax benefit due to the release of valuation allowances. Refer to Note 10, "Income Taxes" for additional information.

* Weighted-average shares outstanding of Class A and Class B common stock

	2012	2011	2010	2009	2008
			(In millions)		
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$120.0	$ 71.9	$ 19.5	$ 61.6	$ 79.1
Working capital**	266.0	187.2	161.6	148.3	140.0
Total assets	428.9	331.0	293.5	306.0	306.1
Total stockholders' equity	$329.9	$232.7	$205.6	$192.7	$179.9

** Current assets less current liabilities

Form 10-K

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management's discussion and analysis of financial condition and results of operations ("MD&A") is intended to help the reader understand the results of operations and financial condition of LeapFrog Enterprises, Inc. and its consolidated subsidiaries (collectively, "LeapFrog," "we," "us" or "our"). This MD&A is provided as a supplement to, and should be read in conjunction with, our Consolidated Financial Statements and the accompanying Notes in Part II, Item 8 of this report.

OVERVIEW

Form 10-K

LeapFrog is a leading developer of educational entertainment for children. Our product portfolio consists of multimedia learning platforms and related content and learning toys. We have developed a number of learning platforms, including the LeapPad family of learning tablets, the Leapster family of handheld learning game systems and the Tag and Tag Junior reading systems, which support a broad library of content titles. We have created hundreds of interactive content titles for our platforms, covering subjects such as phonics, reading, writing and math. In addition, we have a broad line of stand-alone learning toys. Many of our products connect to our proprietary online LeapFrog Learning Path, which provides personalized feedback on a child's learning progress and offers product recommendations to enhance each child's learning experience. Our products are available in four languages and are sold globally through retailers, distributors and directly to consumers via the leapfrog.com online store and LeapFrog App Center.

During 2012, we delivered strong financial results including: 28% net sales growth, reduced operating expenses as a percentage of net sales, near triple operating profit, and more than triple income before taxes. In addition, we maintained strong operating cash flow, improved working capital by $78.8 million, and increased our cash balance by 67%.

Our results for the current and prior years include certain significant non-recurring items and trends that impacted our year-over-year and quarter-over-quarter comparisons, most notably in our tax line. In the fourth quarter of 2012, we released $20.3 million of an allowance against our deferred tax assets that was initially established in 2006. In addition, our results included $6.4 million and $2.9 million in 2012 and 2011, respectively, of previously unrecognized tax benefits due to the expiration of statutes of limitation in certain of our foreign jurisdictions. Also notable is that the LeapPad tablet family of products was sold for the full year in 2012 as compared to less than half of a year in 2011. Higher than planned inventory levels at the end of 2010, resulting from weaker than expected demand late in that year, negatively impacted sales for the first quarter of 2011, which also added to the favorable 2012-over-2011 comparison.

2013 Outlook

We are excited about our market-leading portfolio and new product launches for 2013, which include a new learn-to-read system, new iPhone and iPad app activity products and a new version of our LeapPad tablet. As a result, despite a global economy that remains sluggish and a U.S. toy industry that declined in 2012, we anticipate continued business growth at a pace ahead of the market with net sales expected to increase at a high single-digit percentage growth rate. Similar to 2012, we will prepare to fulfill orders above our plans whenever possible.

To support our market-leading growth and ongoing business transformation, we plan to make long-term investments in content, international expansion, online communities, systems, and new platforms. Even with this investment in our future, we expect our operating margin as a percentage of net sales to remain consistent with 2012.

Our expectations for 2013 are subject to many uncertainties, including the timing and strength of any economic recovery and many factors described in "*Risk Factors*" under Part I, Item 1A of this Form 10-K.

RESULTS OF OPERATIONS

SUMMARY OF CONSOLIDATED RESULTS FOR FISCAL YEARS ENDED DECEMBER 31, 2012, 2011 and 2010

	2012	2011	2010	% Change 2012 vs. 2011	% Change 2011 vs. 2010
	(Dollars in millions, except per share data)				
Net sales	$581.3	$455.1	$432.6	28%	5%
Cost of sales	336.3	269.0	253.6	25%	6%
Gross margin*	42.1%	40.9%	41.4%	1.2**	(0.5)**
Operating expenses	180.9	162.5	171.2	11%	(5)%
Income from operations	64.1	23.7	7.8	170%	204%
Net income per share – basic	$ 1.29	$ 0.30	$ 0.08	330%	275%
Net income per share – diluted	$ 1.24	$ 0.30	$ 0.08	313%	275%

* Gross profit as a percentage of net sales

** Percentage point change in gross margin

Fiscal Year 2012 Compared to Fiscal Year 2011

Net sales for 2012 increased 28% compared to 2011. The increase was largely driven by continued strong demand for LeapPad which was available for the full year in 2012, the launch of the LeapPad2 in August 2012, and strong content sales, partially offset by lower sales due to product transitions and aging product lines. In addition, trade allowances and discounts were proportionally lower in the current year. Net sales for 2012 also included the impact of lower-level and higher-quality beginning retail-channel inventories as compared to 2011, which generally increased retailer demand for our products in the first half of 2012. Net sales for 2012 were not materially affected by foreign currency exchange rates.

Cost of sales for 2012 increased 25% compared to 2011. The increase was primarily driven by higher sales volume, higher product costs associated with sales mix, higher royalty costs resulting from an increase in licensed content sold, and a full year of content distributed through our App Center which was launched in August 2011. In addition, an increase in product transitions resulted in higher inventory allowances.

Gross margin for 2012 increased 1.2 percentage points over 2011, primarily driven by proportionally lower trade allowances and discounts and higher sales, which reduced the impact of fixed logistics costs, partially offset by changes in product mix with proportionally higher sales of lower-margin hardware.

Operating expenses for 2012 increased 11% compared to 2011, primarily driven by higher employee compensation expenses associated with increased headcount, greater achievement against overall company performance targets set as a part of our employee bonus programs, as well as bad debt expense of $3.1 million related to an isolated customer bankruptcy. Operating expenses as a percentage of net sales declined by 5 percentage points to 31%.

Income from operations for 2012 improved 170% as compared to 2011, due to the increase in net sales, improved gross margin, and better leveraging of higher operating expenses.

Our basic and diluted net income per share for 2012 improved by $0.99 and $0.94, respectively, compared to 2011. Our 2012 results included a net tax benefit of $20.3 million due to adjustments to our deferred tax asset valuation allowances. In addition, tax benefits of $6.4 million and $2.9 million associated with the recognition of previously unrecognized tax benefits due to the expiration of statutes of limitations were recognized in 2012 and 2011, respectively. These items accounted for $0.40 and $0.38 of our 2012 basic and diluted net income per share, respectively, and $0.04 of our 2011 basic and diluted net income per share.

Fiscal Year 2011 Compared to Fiscal Year 2010

Net sales for 2011 increased 5% compared to 2010. The increase was largely driven by the launch of the LeapPad learning tablet in August 2011 and strong growth in our International segment, partially offset by higher than desired U.S. retail inventory levels at the end of 2010, which generally reduced retailer demand for our products in the first half of 2011. Net sales for 2011 were not materially affected by foreign currency exchange rates.

Cost of sales for 2011 increased 6% compared to 2010. The increase was primarily driven by higher sales volume and higher product costs due to sales mix with proportionally higher sales of higher-cost platforms.

Gross margin for 2011 declined 50 basis points over 2010, primarily driven by changes in product mix with proportionally higher sales of lower-margin multimedia learning platforms, specifically LeapPad, partially offset by lower trade allowances and discounts.

Operating expenses for 2011 decreased 5% compared to 2010, primarily driven by an overall planned decrease in marketing, advertising and promotional spending through continued leverage of our consumer email database and expanded use of social networks. SG&A expenses increased slightly due to higher employee bonus expense as we exceeded the overall company performance targets set as a part of our employee bonus programs, largely offset by lower rent expense and other employee-related expenses resulting from a decrease in headcount during the year. Operating expenses as a percentage of net sales declined by 4 percentage points to 36%.

Income from operations for 2011 improved 204% as compared to 2010, due to the increase in net sales and lower, better-leveraged operating expenses, partially offset by a slight decline in gross margin.

Our basic and diluted net income per share for 2011 improved by $0.22 per share compared to 2010.

OPERATING EXPENSES

Selling, General and Administrative Expenses

SG&A expenses consist primarily of salaries and related employee benefits, including stock-based compensation expense and other headcount-related expenses associated with executive management, finance, information technology, supply chain, facilities, human resources, other administrative headcount, legal and other professional fees, indirect selling expenses, systems costs, rent, office equipment and supplies.

	2012	2011	2010	% Change 2012 vs. 2011	% Change 2011 vs. 2010
			(Dollars in millions)		
SG&A expenses	$89.6	$78.0	$77.3	15%	1%
As a percent of net sales	15%	17%	18%	(2)*	(1)*

* Percentage point change

Fiscal Year 2012 Compared to Fiscal Year 2011

SG&A expenses for 2012 increased 15% as compared to 2011, but declined as a percentage of net sales by 2 percentage points. The increase was primarily driven by higher employee compensation expenses related to increased headcount, greater achievement against overall company performance targets set as a part of our employee bonus programs, as well as bad debt expense of $3.1 million related to an isolated customer bankruptcy.

Fiscal Year 2011 Compared to Fiscal Year 2010

SG&A expenses for 2011 increased 1% as compared to 2010, but declined as a percentage of net sales by 1 percentage point. The increase was primarily due to higher compensation expenses resulting from exceeding the overall company performance targets set as a part of our employee bonus programs, largely offset by lower rent expense and lower other employee-related expenses resulting from a decrease in headcount during the year as well as the termination of a portion of our leased headquarter facilities in Emeryville, California in the fourth quarter of 2010.

Research and Development Expenses

R&D expenses consist primarily of salaries, employee benefits, stock-based compensation and other headcount-related expenses associated with content development, product development, product engineering, third-party development and programming, and localization costs to translate and adapt content for international markets. We capitalize external third-party costs related to content development, which are subsequently amortized into cost of sales in the statements of operations.

	2012	2011	2010	% Change 2012 vs. 2011	% Change 2011 vs. 2010
			(Dollars in millions)		
R&D expenses	$36.6	$33.8	$33.4	8%	1%
As a percent of net sales	6%	7%	8%	(1)*	(1)*

* Percentage point change

Fiscal Year 2012 Compared to Fiscal Year 2011

R&D expenses for 2012 increased 8% as compared to 2011, but declined as a percentage of net sales by 1 percentage point. The increase was primarily due to increased headcount and higher employee compensation expenses resulting from exceeding the overall company performance targets set as a part of our employee bonus programs.

Fiscal Year 2011 Compared to Fiscal Year 2010

R&D expenses for 2011 remained relatively level, increasing 1% as compared to 2010 with no significant offsetting items.

Advertising Expenses

Advertising expense consists of costs associated with marketing, advertising and promoting our products, including customer-related discounts and promotional allowances.

	2012	2011	2010	% Change 2012 vs. 2011	% Change 2011 vs. 2010
			(Dollars in millions)		
Advertising expenses	$43.0	$39.5	$49.3	9%	(20)%
As a percent of net sales	7%	9%	11%	(2)*	(2)*

* Percentage point change

Fiscal Year 2012 Compared to Fiscal Year 2011

Advertising expense for 2012 increased 9% as compared to 2011, but declined as a percentage of net sales by 2 percentage points. The increase was in line with our strategy to drive continued demand for our multimedia learning family of products including content, accessories, and hardware, including the launch of LeapPad2.

Fiscal Year 2011 Compared to Fiscal Year 2010

Advertising expense for 2011 declined 20% as compared to 2010 and declined as a percentage of sales by 2 percentage points. The decline was primarily driven by an overall planned decrease in marketing, advertising and promotion of our products through the utilization of more cost-effective in-store promotional displays, continued leveraging of our consumer email database and expanded use of social networks for our marketing communications.

OTHER INCOME (EXPENSE)

The components of other income (expense) were as follows:

	2012	2011	2010	% Change 2012 vs. 2011	% Change 2011 vs. 2010
			(Dollars in millions)		
Other income (expense):					
Interest income	$ 0.2	$ 0.1	$ 0.2	77%	(33)%
Interest expense	(0.1)	(0.3)	(0.2)	81%	(7)%
Other, net	(2.3)	(4.8)	(1.8)	52%	(169)%
Total	$(2.1)	$(4.9)	$(1.8)	57%	(170)%

Fiscal Year 2012 Compared to Fiscal Year 2011

Other expense decreased significantly for 2012 as compared to 2011, resulting primarily from our foreign currency activity. The U.S. dollar weakened against several of our foreign currencies during 2012 while it strengthened in 2011, resulting in a $1.6 million unrealized foreign currency translation loss for the third quarter of 2011. Additionally in that quarter, an operational error resulted in our entering into forward hedging contracts that differed from what we had intended. As a result of this error, we recorded a $1.5 million realized loss on foreign exchange forward contracts in our U.S. segment.

Fiscal Year 2011 Compared to Fiscal Year 2010

Other expense increased significantly for 2011 as compared to 2010, resulting primarily from our foreign currency activity noted above. The U.S. dollar strengthened significantly against several of our foreign currencies late in the third quarter of 2011, resulting in a $0.3 million realized foreign currency translation loss and a $1.6 million unrealized foreign currency translation loss for the third quarter of 2011. That quarter also included the operational error noted above.

INCOME TAXES

Our (benefit from) provision for income taxes and effective tax rates were as follows:

	2012	2011	2010
		(Dollars in millions)	
(Benefit from) provision for income taxes	$(24.5)	$ (1.1)	$ 1.0
Income before income taxes	61.9	18.8	6.0
Effective tax rate	(39.6)%	(6.1)%	17.2%

Our tax rate is affected by recurring items, such as tax expense relative to the amount of income earned in our domestic and foreign jurisdictions. Our tax rate is also affected by discrete items, such as tax benefits attributable to the recognition of previously unrecognized tax benefits that may occur in any given year, but are not consistent from year to year.

Our effective tax rates for 2011 and 2010 reflected a non-cash valuation allowance recorded against 100% of our domestic deferred tax assets. Accordingly, no federal or state tax expense or benefit was recorded on our domestic operating income or loss for those periods. Our 2012 effective tax rate included the release of a portion the valuation allowance against our domestic deferred tax assets resulting in a benefit for the year.

During 2012, after considering the relative impact of all evidence, positive and negative, we determined, at the required more-likely-than-not level of certainty, that a portion of our domestic deferred tax assets will be realized. Due to the high seasonality of our business with a significant portion of our annual income earned late in the year, this determination was made at the end of the fourth quarter after the critical holiday season had passed and actual results for the year were known. Although we believe profitability will continue in the near term and add to our three-year cumulative profit position, based on the duration and severity of losses in prior years, rapidly changing consumer demands, increasing pace of technological innovation, significant product, retailer and seasonal revenue concentrations, transition at the highest levels of our management, and unproven new product pipeline, we could not project future earnings beyond 2013, at a more-likely-than-not level of certainty, to support an assertion that our domestic operations will generate sufficient taxable income to realize all of our deferred tax assets. Accordingly, based on projected future earnings, a deferred tax valuation allowance release of $21.6 million was recorded as an income tax benefit for the year. This benefit was offset by a non-cash valuation allowance of $1.3 million recorded against the deferred tax assets of our subsidiary in Mexico as we determined, at the required more-likely-than-not level of certainty, that our subsidiary in Mexico will not generate sufficient future taxable income to realize the benefit of its deferred tax assets. The change in our domestic and foreign valuation allowance balances resulted in a net $20.3 million income tax benefit for the year. As of December 31, 2012, we have maintained a valuation allowance of $70.4 million against our deferred tax assets related to various net operating loss carryforwards, tax credits, and loss carryforwards that are capital in nature. We will continue to evaluate all evidence in future periods to determine if further release of our valuation allowance is warranted.

In addition, the tax benefit for 2012 and 2011 included $6.4 million and $2.9 million, respectively, in benefit associated with the recognition of previously unrecognized tax benefits due to the expiration of statutes of limitation in some of our foreign jurisdictions, offset by foreign tax expense and certain discrete tax items including amortization of goodwill for tax purposes and an accrual for potential interest and penalties on certain tax positions. The income tax expense for 2010 was primarily attributable to our foreign operations and certain discrete items such as amortization of goodwill for tax purposes. In 2012, 2011, and 2010, we utilized $23.3 million, $8.8 million, and $2.0 million, respectively, of previously unrecognized income tax benefit attributable to our domestic net operating loss and tax credit carryforwards.

SUMMARY OF RESULTS BY SEGMENT FOR FISCAL YEARS ENDED DECEMBER 31, 2012, 2011 and 2010

We organize, operate and assess our business in two primary operating segments: U.S. and International. This presentation is consistent with how our chief operating decision maker reviews performance, allocates resources and manages the business.

The net sales, cost of sales, gross margin, total operating expenses and operating income (loss) amounts in this section are presented on a basis consistent with generally accepted accounting principles ("GAAP") in the U.S. and on an operating segment basis consistent with our internal management reporting structure. See Note 20 — *"Segment Reporting"* in our Consolidated Financial Statements included in this Annual Report on Form 10-K for certain detailed information on our segments and their financial results for the fiscal years ended December 31, 2012, 2011 and 2010.

United States Segment

The U.S. segment includes net sales and related expenses directly associated with selling our products to national and regional mass-market and specialty retailers, other retail stores, distributors, resellers, and online channels including our online store and App Center. Certain corporate-level operating expenses associated with sales and marketing, product support, human resources, legal, finance, information technology, corporate development, procurement activities, R&D, legal settlements and other corporate costs are charged entirely to our U.S. segment.

	2012	2011	2010	% Change 2012 vs. 2011	% Change 2011 vs. 2010
			(Dollars in millions)		
Net sales	$424.8	$342.0	$344.3	24%	(1)%
Cost of sales	242.6	199.3	196.9	22%	1%
Gross margin*	42.9%	41.7%	42.8%	1.2**	(1.1)**
Operating expenses	154.1	137.2	150.4	12%	(9)%
Income (loss) from operations	$ 28.1	$ 5.6	$ (3.0)	406%	N/M

* Gross profit as a percentage of net sales

** Percentage point change in gross margin

Form 10-K

Fiscal Year 2012 Compared to Fiscal Year 2011

Net sales for 2012 increased 24% compared to 2011, largely driven by continued strong demand for LeapPad which was available for the full year, the introduction of LeapPad2 in the third quarter of 2012, and strong content sales, as well as proportionally lower trade allowances and discounts, partially offset by lower sales due to product transitions. The increase also included the impact of lower-level and higher-quality beginning retail-channel inventories as compared to the prior year.

Cost of sales for 2012 increased 22% compared to 2011. The increase was primarily driven by higher sales volume, higher product costs associated with sales mix and higher royalty costs associated with content distributed for a full year through our App Center which was launched in August 2011, as well as higher inventory allowances due to product transitions.

Gross margin for 2012 increased 1.2 percentage points over 2011. The increase was driven primarily by lower freight costs and higher sales volume which reduced the impact of fixed logistic costs, partially offset by changes in product mix with proportionally higher sales of lower-margin hardware.

Operating expenses for 2012 increased 12% compared to 2011, primarily driven by higher employee compensation expenses associated with greater achievement against overall company performance targets set as a part of our employee bonus programs, as well as bad debt expense of $3.1 million related to an isolated customer bankruptcy. Operating expenses as a percentage of net sales declined by 4 percentage points to 36%.

Income from operations for 2012 increased 406% compared to 2011 due to increases in net sales and gross margin and better leveraging of higher operating expenses.

Fiscal Year 2011 Compared to Fiscal Year 2010

Net sales for 2011 decreased 1% compared to 2010, primarily as a result of higher than desired U.S. retail inventory levels at the end of 2010, which generally reduced demand for our products from our retail customers during the first half of 2011, largely offset by the strong demand for the LeapPad learning tablet introduced in the third quarter of 2011.

Cost of sales for 2011 increased 1% compared to 2010. The increase was primarily driven by higher sales volume and higher product costs due to sales mix with proportionally higher sales of higher-cost platforms.

Gross margin for 2011 decreased 1.1 percentage points over 2010. The decrease was driven primarily by changes in product mix with proportionally higher sales of lower-margin multimedia learning platforms offsetting lower sales of higher-margin content, partially offset by lower trade allowances and discounts.

Operating expenses for 2011 decreased 9% compared to 2010, primarily driven by an overall planned decrease in marketing, advertising and promotional spending through continued leverage of our consumer email database and expanded use of social networks. SG&A expenses decreased slightly due to lower employee-related expense given fewer full-time employees and lower rent expense, partially offset by higher employee bonus expense due to exceeding the overall company performance targets set as a part of our employee bonus programs. Operating expenses as a percentage of net sales declined by 4 percentage points to 40%.

Income from operations for 2011 improved by $8.6 million compared to 2010 due to lower and better-leveraged operating expenses, partially offset by decreases in net sales and gross margin percentage.

International Segment

The International segment includes the net sales and related expenses directly associated with selling our products to national and regional mass-market and specialty retailers and other outlets through our offices in the United Kingdom, France, Canada and Mexico and through distributors in markets such as Australia, South Africa and Spain, as well as through our online store. Certain corporate-level operating expenses associated with sales and marketing, product support, human resources, legal, finance, information technology, corporate development, procurement activities, research and development, legal settlements and other corporate costs are allocated to our U.S. segment and not allocated to our International segment.

	2012	2011	2010	% Change 2012 vs. 2011	% Change 2011 vs. 2010
			(Dollars in millions)		
Net sales	$156.5	$113.1	$88.3	38%	28%
Cost of sales	93.7	69.7	56.7	34%	23%
Gross margin*	40.1%	38.4%	35.8%	1.7**	2.6**
Operating expenses	26.8	25.3	20.8	6%	21%
Income from operations	$ 36.0	$ 18.1	$10.8	98%	68%

* Gross profit as a percentage of net sales

** Percentage point change in gross margin

Fiscal Year 2012 Compared to Fiscal Year 2011

Net sales for 2012 increased 38% as compared to 2011, largely driven by the continued strong customer demand for LeapPad in English-language markets, the release of a French version of LeapPad, the introduction of LeapPad2 in English-language markets the third quarter of 2012, and strong content sales, as well as proportionally lower trade allowances and discounts. Net sales for 2012 included a 1% negative impact from changes in currency exchange rates.

Cost of sales for 2012 increased 34% compared to 2011. The increase was primarily driven by higher sales volume, higher product costs associated with sales mix and higher royalty costs associated with content distributed through our App Center that was launched in August 2011.

Gross margin for 2012 improved 1.7 percentage points as compared to 2011, primarily driven by proportionally higher sales volume and lower trade allowances and discounts.

Operating expenses for 2012 increased 6% as compared to 2011, primarily driven by higher employee compensation expenses associated with greater achievement against overall company performance targets set as a part of our employee bonus programs and higher advertising expenses. Operating expenses as a percentage of net sales declined by 5 percentage points to 17%.

Income from operations for 2012 improved by 98% as compared to 2011, primarily due to significantly increased net sales, improved gross margin percentage and better leveraging of higher operating expenses.

Fiscal Year 2011 Compared to Fiscal Year 2010

Net sales for 2011 increased 28% as compared to 2010. The increase was primarily due to strong demand for the LeapPad learning tablet and associated content in certain international markets. Net sales for 2011 included a 2% positive impact from changes in currency exchange rates.

Cost of sales for 2011 increased 23% compared to 2010. The increase was primarily driven by higher sales volume.

Gross margin for 2011 improved 2.6 percentage points as compared to 2010. The improvement was primarily due to higher sales volume which reduced the impact of fixed costs and changes in product mix with proportionally higher sales of higher-margin products.

Operating expenses for 2011 increased 21% as compared to 2010, primarily due to an increase in headcount in 2011 to support our international growth and higher employee bonus expense due to exceeding the overall company performance targets set as a part of our employee bonus programs. Operating expenses as a percentage of net sales declined by 2 percentage points to 22%.

Income from operations for 2011 improved by 68% as compared to 2010, primarily due to significantly increased net sales, improved gross margin percentage and better leveraging of higher operating expenses.

LIQUIDITY AND CAPITAL RESOURCES

Financial Condition

Cash and cash equivalents totaled $120.0 million and $71.9 million at December 31, 2012 and 2011, respectively. The increase in cash balance was primarily due to an increase in net sales. Cash and cash equivalents held by our foreign subsidiaries totaled $34.2 million and $16.3 million at December 31, 2012 and 2011, respectively. We do not intend to repatriate any foreign cash and cash equivalents as it will be used to fund foreign operations. However, if we were to do so, any associated tax liability would be fully offset by our net operating loss or tax credit carryforwards for the foreseeable future. In line with our investment policy, all cash equivalents were invested in high-grade money market funds, including Treasury money market funds, at December 31, 2012.

We have an asset-based revolving credit facility (the "revolving credit facility") with a potential borrowing availability of $75.0 million for the months of September through December and $50.0 million for the remaining months. There were no borrowings outstanding on this line of credit at December 31, 2012.

We do not expect our accumulated deficit of $76.0 million at December 31, 2012 to be indicative of our future ability to generate cash flow, given our anticipated cash flows from operations and the availability of our revolving credit facility.

Future capital expenditures are primarily planned for new product development and purchases related to the upgrading of our information technology capabilities. We expect that capital expenditures in 2013, including those for capitalized content and website development costs, will be funded with cash flows generated by operations. Capital expenditures were $25.1 million for 2012, $19.9 million for 2011, and $22.5 million, including a $5.4 million purchase of intangible assets, for 2010. We expect capital expenditures to be in the range of $30 million to $35 million for the year ending December 31, 2013.

We believe that cash on hand, cash flow from operations and amounts available under our revolving credit facility will provide adequate funds for our foreseeable working capital needs and planned capital expenditures over the next twelve months. Our ability to fund our working capital needs and planned capital expenditures, as well as our ability to comply with all of the financial covenants of our revolving credit facility, depend on our future operating performance and cash flows, which in turn are subject to prevailing economic conditions.

Cash Sources and Uses

The table below shows our sources and uses of cash for the fiscal years ended December 31, 2012, 2011 and 2010.

	2012	2011	2010	% Change 2012 vs. 2011	% Change 2011 vs. 2010
			(Dollars in millions)		
Cash flows provided by (used in):					
Operating activities	$ 67.9	$ 70.2	$(22.6)	(3)%	N/M
Investing activities	(22.6)	(19.9)	(21.2)	(14)%	7%
Financing activities	2.5	2.2	1.6	10%	38%
Effect of exchange rate fluctuations on cash	0.4	(0.1)	0.1	N/M	N/M
Increase (decrease) in cash and cash equivalents	$ 48.1	$ 52.4	$(42.1)	(8)%	N/M

Fiscal Year 2012 Compared to Fiscal Year 2011

Cash flow provided by operations for 2012 decreased $2.3 million compared to 2011, primarily driven by an increase in accounts receivable due to higher sales, lower accounts payable, and increased inventory purchases to support expected sales demand. The increase in net income partially offset the decrease in cash flow provided by operations for 2012.

Net cash used in investing activities for 2012 increased $2.7 million compared to 2011, primarily due to an increase in hardware and software purchases, partially offset by the cash generated from sales of investments in 2012, of which there were none in 2011.

Net cash provided by financing activities for 2012 increased $0.3 million as compared to 2011, primarily due to an increase in employee stock purchase plan activity, partially offset by higher payroll taxes related to an increase in employee restricted stock units released in 2012 as compared to 2011.

Fiscal Year 2011 Compared to Fiscal Year 2010

Cash flow provided by operations for 2011 increased $92.8 million compared to 2010, primarily due to significantly lower inventory purchases during the period as a result of higher than desired inventory levels at the end of 2010. In addition, in 2011 our accounts payable payments were timely, while in 2010, we caught up on delinquent accounts payable from 2009, which resulted in extra operating cash usage. The increase in net income and improved accounts receivable collection efforts also contributed to the increase in cash flow provided by operations for 2011.

Net cash used in investing activities for 2011 decreased $1.3 million compared to 2010, primarily due to a $5.3 million purchase of intangible assets in 2010, partially offset by an increase in hardware and software purchases in 2011 as well as the cash generated from sales of investments in 2010, of which there were none in 2011.

Net cash provided by financing activities for 2011 increased $0.6 million as compared to 2010, primarily due to an increase in employee option exercises, partially offset by higher payroll taxes related to an increase in employee restricted stock units released in 2011 as compared to 2010.

Seasonal Patterns of Cash Provided by (Used in) Operations

The table below shows our seasonal patterns of cash flow provided by (used in) operations by quarter for the fiscal years ended December 31, 2012, 2011 and 2010.

	2012	2011	2010
		(Dollars in millions)	
1st quarter	$ 66.0	$ 64.6	$ 34.5
2nd quarter	(4.7)	(16.6)	(27.2)
3rd quarter	(72.8)	(27.4)	(30.3)
4th quarter	79.4	49.6	0.4
Total	$ 67.9	$ 70.2	$(22.6)

Historically, our cash flow from operations has been highest in the first quarter of each year when we collect a majority of our accounts receivable booked in the fourth quarter of the prior year. In the current year, an increase in credit card-based sales through our App Center in the fourth quarter resulted in higher cash flow from operations than the first quarter, a deviation from our historical norm that may continue in future years, given the increasing sales from our App Center. Cash flow used in operations tends to be highest in our third quarter, as collections from prior accounts receivable taper off and we invest heavily in inventory in preparation for the fourth quarter holiday season. Historically, cash flow generally turns positive again in the fourth quarter as we begin to collect on the accounts receivable associated with the holiday season. Based on the shift in ordering patterns by retailers beginning in 2009, which resulted in orders being placed significantly later in the year, cash flows from operations in the fourth quarter of 2010 were significantly lower than has historically been the case in the fourth quarter of our fiscal year. As a result, cash flows from operations in the first quarter of 2011 were higher than in previous years. Earlier demand in 2012 resulted in significantly higher inventory purchases during the third quarter and higher collections in the fourth quarter.

These seasonal patterns may vary depending upon general economic conditions and other factors.

Line of Credit and Borrowing Availability

See Note 11 — "Borrowings under Credit Agreements" in our Consolidated Financial Statements included in this Annual Report on Form 10-K.

Contractual Obligations and Commitments

See information under the heading "*Contractual Obligations and Commitments*" in Note 19 — "Commitments and Contingencies" in our Consolidated Financial Statements included in this Annual Report on Form 10-K.

Form 10-K

CRITICAL ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Our financial statements and accompanying notes are prepared in accordance with GAAP. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. We believe that certain accounting policies, which we refer to as critical accounting policies, are particularly important to the portrayal of our financial position and results of operations and require the use of significant estimates and the application of significant judgment by our management. On an on-going basis, we evaluate our estimates, particularly those related to our critical accounting policies.

The following discussion highlights those policies and the underlying estimates and assumptions, which we consider critical to an understanding of the financial information in this report.

Revenue Recognition, Allowance for Doubtful Accounts, and Other Accounts Receivable and Revenue Reserves

We derived the majority of our revenue from sales of our technology-based learning products and related proprietary content. Revenue is recognized when products are shipped and title passes to the customer, provided that there is evidence of a commercial arrangement, delivery has occurred, there is a fixed or determinable fee and collection is reasonably assured. We sell App Center cards to retailers and directly to end customers, which are redeemable on our App Center for content downloads. We record proceeds from the initial sale of the card to deferred revenue, which are then recognized into revenue when the right to download content is granted to the customer upon redemption of the card. For content purchased by the customer with a personal credit card directly through our App Center, we recognize revenue when the right to download content is granted. Amounts billed to customers for shipping and handling costs are recognized as revenue. Costs incurred to ship merchandise from warehouse facilities are recorded in cost of sales.

Net sales represent gross sales less estimated sales returns, allowances for defective products, promotional markdowns, chargebacks and price changes, and cooperative promotional arrangements. Correspondingly, these allowances are recorded as reductions of gross accounts receivable.

We reduce our gross accounts receivable balance by an allowance for amounts we believe may become uncollectible. This allowance is an estimate based primarily on management's evaluation of the customer's financial condition in the context of current economic conditions, past collection history and aging of the accounts receivable balances. Determining such allowance requires judgment, the result of which may have a significant effect on the amounts reported in accounts receivable. If changes in the economic climate or in the financial condition of any of our customers impair or improve their ability to make payments, adjustments to the allowances may be required.

We also provide estimated allowances against revenue and accounts receivable for sales returns, defective products, promotional markdowns, chargebacks and price changes, and cooperative promotional arrangements in the same period that the related revenue is recorded. The allowances are estimated utilizing historical information, maximum known exposures and other available information including current retailer inventory levels, sell-through of its retailers and distributors, current trends in retail for its products, changes in customer demand for its products and other related factors.

Accounts receivable are reported on the balance sheet net of all provided allowances, which included the allowances for doubtful accounts of $0.3 million and $0.7 million as of December 31, 2012 and 2011, respectively.

Inventory Valuation

Inventories are stated at the lower of cost or market value, on a first-in, first-out basis. We record inventory costs on the balance sheet based on third-party contract manufacturer invoices, which include the contract manufacturers' costs for materials, labor and manufacturing overhead related to our products. Inventory valuation primarily requires estimation of slow-moving, obsolete or excess products. Our estimate of the write-downs for slow-moving, excess and obsolete inventories is based on management's review of on-hand inventories compared to their product demand forecast, anticipated product selling prices, the expected product lifecycle, and products planned for discontinuation. If actual future demand for our products and anticipated product selling prices were less favorable than those projected by our management, additional inventory write-downs would be required resulting in a negative impact on gross margin. We monitor the estimates of inventory write-downs on a quarterly basis. When considered necessary, we make additional adjustments to reduce inventory to its net realizable value, with corresponding increases to cost of sales. Inventories included write-downs for slow-moving, excess and obsolete inventories of $4.5 million and $5.4 million at December 31, 2012 and 2011, respectively.

Capitalization of Product Costs

We capitalize certain external costs related to the development of content for our learning products, including design, artwork, animation, layout, editing, voice, audio and apps included in the learning products. Such costs are capitalized once the technological feasibility of the product is established and costs are determined to be recoverable. Amortization of these costs is included in cost of sales and begins when the products are initially released for sale and generally continues over a two-year life using the straight-line method. We evaluate the future recoverability of capitalized amounts periodically and recognize write-downs in the statements of operations as needed. Capitalized content costs that are cancelled, abandoned or otherwise deemed impaired are charged to cost of sales in the period of cancellation. Write-downs of capitalized costs related to platforms being discontinued or non-performing titles resulted in an increase in cost of sales in the U.S. segment of $0.2 million, $0.3 million and $0.7 million in 2012, 2011 and 2010, respectively.

We also capitalize external website development costs ("website costs"), which primarily include third-party costs related to developing applications that are integral components of certain products we market, costs incurred to develop or acquire and customize code for web applications, costs to develop HTML web pages or develop templates, and costs to create initial graphics for the website that included the design or layout of each page. Website costs are generally amortized on a straight-line basis over two years. We evaluate the future recoverability of capitalized website costs periodically and if an impairment loss is considered to have occurred during the period, we accelerate the amortization and record it in depreciation and amortization in the statement of operations in the same period.

Our evaluations of capitalized content development costs and website costs require us to make complex and subjective judgments, using currently available data as well as projections about the potential impact of possible future events and conditions, which judgments and projections are inherently uncertain. If future events and conditions do not meet expectations, we make additional adjustments to reduce the expected realizable value of the assets, with corresponding increases to cost of sales. Capitalized content development costs and website costs are both included in capitalized product costs on the balance sheet, net of accumulated amortization.

Goodwill and Other Intangible Assets

We review goodwill for impairment at least annually, and between annual tests if events occur or circumstances change that warrant a review. These events or circumstances could include a significant change in the business climate, legal factors or operating performance indicators.

In September 2011, the Financial Accounting Standards Board ("FASB") issued new guidance that permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. Under this guidance, if an entity determines, after assessing such qualitative factors, that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. If the qualitative assessment concludes that it is probable that there is impairment, then a quantitative assessment must be performed. We early adopted this guidance for our December 31, 2011 annual goodwill impairment test.

Our qualitative assessment includes consideration of relevant events and circumstances that may impact the carrying amount of the reporting unit to which our goodwill is allocated. The identification of relevant events and circumstances and how these may impact a reporting unit's fair value or carrying amount involve significant judgment and assumptions. Relevant events and circumstances identified include, but are not limited to: macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, LeapFrog-specific events and share price trends. Additional judgment is required to determine relative importance and impact of each factor.

Application of the two-step goodwill impairment test, if determined necessary, requires significant judgment, including identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, determination of the fair value of each reporting unit, and projections of future net cash flows, which are inherently uncertain. The fair value of each reporting unit is estimated using a combination of a market approach and a discounted cash flow methodology. The market approach requires considerable judgment in selecting comparable companies and estimating the multiples of revenue implied by their market values. The discounted cash flow methodology requires management to exercise judgment in selecting an appropriate discount rate and to make numerous assumptions in order to develop future business and financial forecasts and the related estimates of future net cash flows. Future net cash flows depend primarily on future sales of our products, which are inherently difficult to predict. This is especially true when a significant portion of our future net sales is expected to be generated by both mature products as well as products introduced in 2012 or planned to be introduced in 2013.

After analyzing our goodwill at December 31, 2012 and 2011, we concluded no impairment charge was required in either period. At December 31, 2012 and 2011, we had $20.5 million and $22.9 million, respectively, of goodwill and other intangible assets.

Income Taxes

We account for income taxes using the asset and liability method. We calculate our deferred tax assets and liabilities based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. We are subject to income taxes in the U.S. and foreign jurisdictions. The determination of our income tax assets, liabilities and expense requires us to make certain estimates and judgments in the calculation of tax benefits, tax credits and deductions. Significant changes in these estimates or variations in the actual outcome of expected future tax consequences may result in material increases or decreases in the tax provision or benefit in subsequent periods. We provide valuation allowances when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Determination of whether or not a valuation allowance is warranted requires consideration of all available positive and negative evidence, including prior earnings history, expected future earnings, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset.

In 2006, we recorded a $60.4 million non-cash charge to establish a valuation allowance against all of our gross domestic deferred tax assets as we could not assert, at the required more-likely-than-not level of certainty, that the level of future profitability needed to realize the benefit of our domestic deferred tax assets could be achieved. As of December 31, 2011, the balance of our domestic deferred tax assets increased to $115.9 million, primarily due to additional net operating loss and tax credit carryforwards, partially offset by utilization of tax benefits. During 2012, our deferred tax asset balance was reduced by $45.5 million, primarily due to utilization of tax benefits and release of a portion of our remaining valuation allowance. At December 31, 2012, we maintained a $70.4 million valuation allowance against our deferred tax assets. We will continue to evaluate the need for a valuation allowance in future periods.

Our financial statements also include accruals for the estimated amounts of probable future assessments that may result from the examination of federal, state or international tax returns. Our tax accruals, tax provision, deferred tax assets or income tax liabilities may be adjusted if there are changes in circumstances, such as changes in tax law, tax audits or other factors, which may cause management to revise its estimates. The amounts ultimately paid on any future assessments may differ from the amounts accrued and may result in an increase or reduction to the effective tax rate in the year of resolution. Such adjustments could have a material impact on our financial position, results of operations or cash flows. In 2012 and 2011, we recorded $6.4 million and $2.9 million in benefits, respectively, associated with the recognition of previously unrecognized tax benefits due to the expiration of statutes of limitation in some of our foreign jurisdictions.

Stock-based Compensation

Stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized as expense over the applicable vesting period of the stock award (generally four years) using the straight-line method. Determining the fair value of stock-based compensation awards at grant date requires significant judgment and estimates regarding valuation variables such as volatility, expected forfeiture rates and the expected term of the awards. Stock-based compensation expense may be significantly affected by changes in our stock price, our actual forfeiture rates and the extent of future grants of equity awards. If actual results differ significantly from our estimates, stock-based compensation expense and our results of operations could be materially affected.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We develop products in the U.S. and market our products primarily in North America and, to a lesser extent, in Europe and the rest of the world. We are billed by and pay our third-party manufacturers in U.S. dollars ("USD"). Sales to our international customers are transacted primarily in the country's local currency. As a result, our financial results could be affected by factors such as changes in foreign currency rates or weak economic conditions in foreign markets.

We manage our foreign currency transaction exposure by entering into short-term forward contracts. The purpose of this hedging program is to minimize the foreign currency exchange gain or loss reported in our financial statements, but the program, when properly executed, may not always eliminate our exposure to movements of currency exchange rates. The results of our hedging program for the fiscal years ended December 31, 2012, 2011 and 2010 are summarized in the table below:

	Years Ended December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Losses on foreign exchange forward contracts	$(2,232)	$(2,004)*	$(204)
Gains (losses) on underlying transactions denominated in foreign currency	666	(1,644)	(146)
Net losses	$(1,566)	$(3,648)	$(350)

* Amount includes a $1.5 million realized loss on foreign exchange forward hedging contracts in our U.S. segment due to an operational error.

Our foreign exchange forward contracts generally have original maturities of one month or less. A summary of all foreign exchange forward contracts outstanding as of December 31, 2012 and 2011 is as follows:

	2012			2011		
	Average Forward Exchange Rate	Notional Amount in Local Currency(1)	Fair Value of Instruments in USD(2)	Average Forward Exchange Rate	Notional Amount in Local Currency(1)	Fair Value of Instruments in USD(2)
Currencies:						
British Pound (GBP/USD)	1.608	22,684	$(296)	1.552	9,795	$ 6
Euro (Euro/USD)	1.322	7,239	16	1.318	1,940	42
Canadian Dollar (USD/CAD)	0.992	7,087	24	1.022	3,202	(9)
Mexican Peso (USD/MXN)	13.070	4,925	1	13.933	5,665	1
Total fair value of instruments in USD			$(255)			$40

(1) In thousands of local currency

(2) In thousands of USD

Cash equivalents and long-term investments are presented at fair value on our balance sheet. We invest our excess cash in accordance with our investment policy. Any adverse changes in interest rates or securities prices may decrease the value of our investments and operating results. As of December 31, 2012 and 2011, our excess cash was invested only in money market funds.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

LEAPFROG ENTERPRISES, INC.
FORM 10-K

Index to Consolidated Financial Statements
For the Fiscal Year Ended December 31, 2012

Form 10-K

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of LeapFrog Enterprises, Inc.

We have audited the accompanying consolidated balance sheets of LeapFrog Enterprises, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the index at Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of LeapFrog Enterprises, Inc. as of December 31, 2012 and 2011, and the consolidated results of its operations, comprehensive income, and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), LeapFrog Enterprises, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Francisco, California
March 11, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of LeapFrog Enterprises, Inc.

We have audited LeapFrog Enterprises, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). LeapFrog Enterprises, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, LeapFrog Enterprises, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of LeapFrog Enterprises, Inc. as of December 31, 2012 and 2011 and the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2012, and the financial statement schedule listed in the index at Item 15, and our report dated March 11, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Francisco, California
March 11, 2013

LEAPFROG ENTERPRISES, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	December 31, 2012	December 31, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$120,000	$ 71,863
Accounts receivable, net of allowances for doubtful accounts of $292 and $659, respectively	180,043	157,418
Inventories	40,311	34,288
Prepaid expenses and other current assets	8,353	8,078
Deferred income taxes	9,315	983
Total current assets	358,022	272,630
Long-term investments	—	2,681
Deferred income taxes	13,269	1,311
Property and equipment, net	23,723	17,881
Capitalized product costs, net	12,109	12,511
Goodwill	19,549	19,549
Other intangible assets, net	950	3,350
Other assets	1,283	1,119
Total assets	$428,905	$ 331,032
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 31,617	$ 34,629
Accrued liabilities	51,353	42,544
Deferred revenue	8,516	7,836
Income taxes payable	493	377
Total current liabilities	91,979	85,386
Long-term deferred income taxes	3,759	3,542
Other long-term liabilities	3,224	9,360
Total liabilities	98,962	98,288
Commitments and contingencies		
Stockholders' equity:		
Class A Common Stock, par value $0.0001; Authorized – 139,500 shares; Outstanding: 61,970 and 54,923, respectively	6	6
Class B Common Stock, par value $0.0001; Authorized – 40,500 shares; Outstanding: 5,715 and 11,113, respectively	1	1
Treasury stock	(185)	(185)
Additional paid-in capital	405,078	395,627
Accumulated other comprehensive income (loss)	1,071	(225)
Accumulated deficit	(76,028)	(162,480)
Total stockholders' equity	329,943	232,744
Total liabilities and stockholders' equity	$428,905	$ 331,032

Form 10-K

See accompanying notes

Form 10-K

LEAPFROG ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Years Ended December 31,		
	2012	**2011**	**2010**
Net sales	$581,288	$455,140	$432,564
Cost of sales	336,344	268,988	253,590
Gross profit	244,944	186,152	178,974
Operating expenses:			
Selling, general and administrative	89,599	77,984	77,287
Research and development	36,627	33,784	33,385
Advertising	43,023	39,526	49,314
Depreciation and amortization	11,629	11,161	11,183
Total operating expenses	180,878	162,455	171,169
Income from operations	64,066	23,697	7,805
Other income (expense):			
Interest income	241	136	203
Interest expense	(50)	(259)	(243)
Other, net	(2,309)	(4,809)	(1,790)
Total other expense, net	(2,118)	(4,932)	(1,830)
Income before income taxes	61,948	18,765	5,975
(Benefit from) provision for income taxes	(24,504)	(1,137)	1,030
Net income	$ 86,452	$ 19,902	$ 4,945
Net income per share:			
Class A and B – basic	$ 1.29	$ 0.30	$ 0.08
Class A and B – diluted	$ 1.24	$ 0.30	$ 0.08
Weighted-average shares used to calculate net income per share:			
Class A and B – basic	67,100	65,406	64,368
Class A and B – diluted	69,720	66,332	65,627

See accompanying notes

LEAPFROG ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Years Ended December 31,		
	2012	2011	2010
Net income	$86,452	$19,902	$4,945
Other comprehensive income (loss), before tax:			
Currency translation adjustments	1,386	(517)	251
Transfer of temporary gain on long-term investments	(241)	—	(194)
Total other comprehensive income (loss), before tax	1,145	(517)	57
Transfer of tax expense allocated to temporary gain on long-term investments	151	—	77
Other comprehensive income (loss), net of tax	1,296	(517)	134
Comprehensive income	$87,748	$19,385	$5,079

Form 10-K

See accompanying notes

LEAPFROG ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Class A		Class B		Treasury Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount					
Balance, December 31, 2009	36,894	$ 4	27,141	$ 3	$(185)	$380,040	$ 158	$(187,327)	$192,693
Conversion of Class B shares to Class A shares	6,180	1	(6,180)	(1)	—	—	—	—	—
Class A common shares issued upon exercise of employee stock-based awards and purchases made under the employee purchase plan	709	—	—	—	—	1,883	—	—	1,883
Net cash paid for payroll taxes on restricted stock unit releases	—	—	—	—	—	(262)	—	—	(262)
Stock-based compensation expense	—	—	—	—	—	6,172	—	—	6,172
Cumulative translation adjustment	—	—	—	—	—	—	251	—	251
Transfer of temporary gain on long-term investments, net of tax	—	—	—	—	—	—	(117)	—	(117)
Net income	—	—	—	—	—	—	—	4,945	4,945
Balance, December 31, 2010	43,783	5	20,961	2	(185)	387,833	292	(182,382)	205,565
Conversion of Class B shares to Class A shares	9,848	1	(9,848)	(1)	—	—	—	—	—
Class A common shares issued upon exercise of employee stock-based awards and purchases made under the employee purchase plan	1,292	—	—	—	—	3,029	—	—	3,029
Net cash paid for payroll taxes on restricted stock unit releases	—	—	—	—	—	(797)	—	—	(797)
Stock-based compensation expense	—	—	—	—	—	5,562	—	—	5,562
Cumulative translation adjustment	—	—	—	—	—	—	(517)	—	(517)
Net income	—	—	—	—	—	—	—	19,902	19,902
Balance, December 31, 2011	54,923	6	11,113	1	(185)	395,627	(225)	(162,480)	232,744
Conversion of Class B shares to Class A shares	5,398	—	(5,398)	—	—	—	—	—	—
Class A common shares issued upon exercise of employee stock-based awards and purchases made under the employee purchase plan	1,649	—	—	—	—	4,222	—	—	4,222
Net cash paid for payroll taxes on restricted stock unit releases	—	—	—	—	—	(1,762)	—	—	(1,762)
Stock-based compensation expense	—	—	—	—	—	6,991	—	—	6,991
Cumulative translation adjustment	—	—	—	—	—	—	1,386	—	1,386
Transfer of temporary gain on long-term investments, net of tax	—	—	—	—	—	—	(90)	—	(90)
Net income	—	—	—	—	—	—	—	86,452	86,452
Balance, December 31, 2012	61,970	$ 6	5,715	$ 1	$(185)	$405,078	$1,071	$ (76,028)	$329,943

See accompanying notes

LEAPFROG ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		
	2012	2011	2010
Operating activities:			
Net income	$ 86,452	$ 19,902	$ 4,945
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	22,082	19,995	20,337
Deferred income taxes	(20,047)	716	924
Stock-based compensation expense	6,991	5,562	6,172
Loss (gain) on sale of long-term investments, net of tax	91	—	(454)
Loss on disposal of long-term assets	2	14	117
Allowance for doubtful accounts	3,040	417	355
Other changes in operating assets and liabilities:			
Accounts receivable, net	(24,839)	(481)	(10,334)
Inventories	(5,727)	13,006	(19,178)
Prepaid expenses and other current assets	(197)	214	(924)
Other assets	(165)	667	1,248
Accounts payable	(3,119)	3,293	(26,980)
Accrued liabilities and deferred revenue	9,311	9,043	1,512
Other long-term liabilities	(6,135)	(2,396)	(300)
Income taxes payable	116	210	(75)
Net cash provided by (used in) operating activities	67,856	70,162	(22,635)
Investing activities:			
Purchases of property and equipment	(16,321)	(11,732)	(9,547)
Capitalization of product costs	(8,793)	(8,122)	(7,617)
Purchases of intangible assets	—	—	(5,335)
Disposal of property and equipment	—	67	—
Sales of investments	2,500	—	1,263
Other	—	(65)	—
Net cash used in investing activities	(22,614)	(19,852)	(21,236)
Financing activities:			
Proceeds from stock option exercises and employee stock purchase plan	4,222	3,029	1,883
Net cash paid for payroll taxes on restricted stock unit releases	(1,762)	(797)	(262)
Borrowing on line of credit	—	35,000	42,000
Payment on line of credit	—	(35,000)	(42,000)
Net cash provided by financing activities	2,460	2,232	1,621
Effect of exchange rate changes on cash	435	(158)	117
Net change in cash and cash equivalents	48,137	52,384	(42,133)
Cash and cash equivalents, beginning of period	71,863	19,479	61,612
Cash and cash equivalents, end of period	$120,000	$ 71,863	$ 19,479
Supplemental disclosures of cash flow information:			
Cash paid for interest expense	$ (1)	$ (258)	$ (222)
Cash (paid) refunded for income taxes, net	$ (1,221)	$ (412)	$ 281
Non-cash investing and financing activities:			
Transfer of temporary gain on long-term investments	$ 241	$ —	$ 194

See accompanying notes

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data)

1. Business

LeapFrog Enterprises, Inc. and its consolidated subsidiaries (collectively, the "Company" or "LeapFrog" unless the context indicates otherwise) is a leading developer of educational entertainment for children. The Company's product portfolio consists of multimedia learning platforms and related content and learning toys. LeapFrog has developed a number of learning platforms, including the LeapPad family of learning tablets, the Leapster family of handheld learning game systems and the Tag and Tag Junior reading systems, which support a broad library of content titles. LeapFrog has created hundreds of interactive content titles for its platforms, covering subjects such as phonics, reading, writing and math. Many of the Company's products connect to its proprietary online LeapFrog Learning Path, which provides personalized feedback on a child's learning progress and offers product recommendations to enhance each child's learning experience. In addition, the Company has a broad line of stand-alone learning toys. The Company's products are available in four languages and are sold globally through retailers, distributors and directly to consumers via the leapfrog.com online store and the LeapFrog App Center.

2. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The consolidated financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The Company's consolidated financial statements include the accounts of LeapFrog and its wholly-owned subsidiaries organized in the United Kingdom, Canada, France, Mexico, Hong Kong and China. Intercompany accounts and transactions have been eliminated in consolidation.

Foreign Currencies

LeapFrog measures and records the assets, liabilities and operations of its foreign operations using the functional currency of the country in which the operations are located and utilizes the U.S. dollar as its reporting currency. Assets and liabilities recorded in foreign currencies are translated at the exchange rate as of the balance sheet date. Revenues and expenses are translated at average exchange rates prevailing during the period. Translation adjustments resulting from this process are charged or credited to accumulated other comprehensive income (loss), an equity account. Foreign currency transaction gains and losses are included in income as incurred.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. The accounting estimates that require management's most significant, difficult, and subjective judgments include the evaluation of the Company's accounts receivable-related allowances for doubtful accounts receivable, sales returns, defective products, promotional markdowns, chargebacks and price changes, and cooperative promotional arrangements, the valuation and nature of impairments of financial instruments, valuation and amortization of capitalized product costs, inventory valuation, the recognition, measurement and valuation of current and deferred income tax assets and liabilities, valuation of goodwill and stock-based compensation assumptions. These estimates involve the consideration of complex factors and require management to make judgments. The analysis of historical and future trends can require extended periods of time to resolve, and are subject to change from period to period. The actual results experienced may differ from management's estimates.

Reclassifications

Certain amounts in prior year financial statements included herein have been reclassified to conform to the current year presentation.

Revenue Recognition

The Company derives the majority of its revenue from sales of its technology-based learning products and related proprietary and licensed content. Revenue is recognized when products are shipped and title passes to the customer, provided that there is evidence of a commercial arrangement, delivery has occurred, there is a fixed or determinable fee and collection is reasonably assured. The Company sells App Center cards to retailers and directly to end customers, which are redeemable on its App Center for content downloads. The Company records proceeds from the initial sale of the card to deferred revenue, which are then recognized into revenue when the right to download content is granted to the customer upon redemption of the card. For content purchased by the customer with a personal credit card directly through the Company's App Center, the Company recognizes revenue when the right to download content is granted. Amounts billed to customers for shipping and handling costs are recognized as revenue. Costs incurred to ship merchandise from warehouse facilities are recorded in cost of sales.

Net sales consist of gross sales less negotiated price allowances based primarily on volume purchasing levels, estimated sales returns, allowances for defective products, promotional markdowns, chargebacks and price changes, and cooperative promotional arrangements. Correspondingly, these allowances are recorded as reductions of gross accounts receivable.

Allowances for Doubtful Accounts, Sales Returns, Defective Products and Promotions

The Company reduces gross accounts receivable by an allowance for amounts it believes may become uncollectible. This allowance is an estimate based primarily on management's evaluation of the customer's financial condition in the context of current economic conditions, past collection history and aging of the accounts receivable balances. The provision for uncollectible accounts is included in selling, general and administrative ("SG&A") expense in the statements of operations. Accounts receivable are written off once the balance is deemed to be uncollectible.

The Company also provides estimated allowances against revenue and accounts receivable for sales returns, defective products, promotional markdowns, chargebacks and price changes, and cooperative promotional arrangements in the same period that the related revenue is recorded. The allowances are estimated utilizing historical information, maximum known exposures and other available information including current retailer inventory levels, sell-through of its retailers and distributors, current trends in retail for its products, changes in customer demand for its products and other related factors.

Accounts receivable are reported on the balance sheet net of all provided allowances.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market funds with original maturities of three months or less.

Fair Value of Financial Instruments

Fair values of the Company's financial instruments, consisting of short-term money market funds, reflect the estimates of exit price, or the amounts that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

Inventory Valuation

Inventories are stated at the lower of cost or market value, on a first-in, first-out basis. The Company records inventory costs on the balance sheet based on third-party contract manufacturer invoices, which include the contract manufacturers' costs for materials, labor and manufacturing overhead related to its products. Inventory valuation primarily requires estimation of slow-moving, obsolete or excess products. The Company's estimate of write-downs for slow-moving, excess and obsolete inventories is based on management's review of on-hand inventories compared to their estimated future usage, product demand forecast, anticipated product selling prices, the expected product lifecycle, and products planned for discontinuation. If actual future usage, demand for the Company's products and anticipated product selling prices were less favorable than those projected by management, additional inventory write-downs would be required, resulting in a negative impact on gross margin.

The Company monitors the estimates of inventory write-downs on a quarterly basis. When considered necessary, the Company makes adjustments to reduce inventory to its net realizable value with corresponding increases to cost of sales.

Capitalized Product Costs

The Company capitalizes certain external costs related to the development of content for its learning products, including design, artwork, animation, layout, editing, voice, audio and apps included in the learning products. Such costs are capitalized once the technological feasibility of the product is established and costs are determined to be recoverable. Amortization of these costs is included in cost of sales and begins when the products are initially released for sale and generally continues over a two-year life using the straight-line method. The Company evaluates the future recoverability of capitalized amounts periodically and recognizes write-downs of these amounts in cost of sales as needed. Capitalized content costs that are cancelled, abandoned or otherwise deemed impaired are charged to cost of sales in the period of cancellation.

The Company also capitalizes external website development costs ("website costs"), which primarily include third-party costs related to developing applications that are an integral component of certain products the Company markets, costs incurred to develop or acquire and customize code for web applications, costs to develop HTML web pages or develop templates, and costs to create initial graphics for the website that included the design or layout of each page. Website costs are generally amortized on a straight-line basis over two years. The Company evaluates the future recoverability of capitalized website costs periodically and if an impairment loss is considered to have occurred during the period, accelerates the amortization and records it in depreciation and amortization in the statement of operations in the same period.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation expense is calculated using the straight-line method over the estimated useful life of the assets, generally between two and three years, except for leasehold improvements, which are depreciated over the shorter of the estimated related useful life of the asset or the remaining term of the lease. Depreciation expense for manufacturing tools is included in cost of sales.

Goodwill

The Company reviews its goodwill for impairment at least annually as of December 31, and between annual tests if events occur or circumstances change that warrant a review.

In September 2011, the Financial Accounting Standards Board ("FASB") issued new guidance that permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. Under this guidance, if an entity determines, after assessing such qualitative factors, that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. If the qualitative assessment concludes that it is probable that there is impairment, then a quantitative assessment must be performed. The Company early adopted this guidance for its December 31, 2011 annual goodwill impairment test.

The Company's qualitative assessment includes consideration of relevant events and circumstances that may impact the carrying amount of the reporting unit to which goodwill is allocated. The identification of relevant events and circumstances and how these may impact a reporting unit's fair value or carrying amount involve significant judgment and assumptions. Relevant events and circumstances identified include, but are not limited to: macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, LeapFrog-specific events and share price trends. Additional judgment is required to determine relative importance and impact of each factor.

Application of the two-step goodwill impairment test, if determined necessary, requires significant judgment, including identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, determination of the fair value of each reporting unit, and projections of future net cash flows, which are inherently uncertain. The fair value of each reporting unit is estimated using a combination of a market approach and a discounted cash flow methodology. The market approach requires considerable judgment in selecting comparable companies and estimating the multiples of revenue implied by their market values. The discounted cash flow methodology requires management to exercise judgment in selecting an appropriate discount rate and to make numerous assumptions in order to develop future business and financial forecasts and the related estimates of future net cash flows. Future net cash flows depend primarily on future sales of the Company's products, which are inherently difficult to predict. This is especially true when a significant portion of the Company's future net sales is expected to be generated by both mature products as well as products introduced in 2012 or planned to be introduced in 2013.

Form 10-K

Research and Development Costs

Internal and external research and development costs incurred before a project reaches technological feasibility are expensed as incurred. External costs incurred after a project reaches technological feasibility are capitalized. Capitalized costs are amortized into cost of sales when the product is released to the market, generally over two years using the straight-line method. Capitalized research and development costs are periodically reviewed for future recoverability. Impairment losses are charged to cost of sales in the period in which they occur.

Advertising Expense

Production costs of commercials and programming are expensed when the production is first aired. The Company's direct costs of advertising, in-store displays and promotion programs are expensed as incurred.

Under arrangements with certain of its customers, the Company reduces the net selling price of its products as an incentive (sales allowance) for the customers to independently promote LeapFrog products for resale. If the benefits LeapFrog receives from the customer in these cooperative sales or advertising arrangements are not specifically identifiable, the Company recognizes the costs as a direct reduction of revenue earned from the customer during the period, with a corresponding reduction in accounts receivable. In those cases where the benefits received from the customer are sufficiently separable and can be specifically identified, these costs are included as advertising expense during the fiscal period in which the promotions are run.

Royalty Expense

The Company licenses certain of its content from third parties under exclusive and nonexclusive agreements, which permit the Company to utilize characters, stories, music, illustrations and trade names throughout specified geographic territories. Royalty payments are typically calculated as a percentage of the unit product selling price. Royalty expense is recorded when products are shipped to a customer or upon delivery of content via the App Center, and it is reported under cost of sales in the statements of operations.

Derivative Financial Instruments

The Company transacts business in various foreign currencies, primarily in the British Pound, Canadian Dollar, Euro and Mexican Peso. As a safeguard against financial exposure from potential adverse changes in currency exchange rates, the Company engages in a foreign exchange hedging program. The program utilizes foreign exchange forward contracts that generally settle within 30 days to enter into fair value hedges of foreign currency exposures of underlying non-functional currency assets and liabilities that are subject to remeasurement. The exposures are generated primarily through intercompany sales in foreign currencies and through U.S. Dollar-denominated sales by the Company's foreign affiliates. The hedging program is designed to reduce, but does not always eliminate, the impact of the remeasurement of balance sheet items due to movements of currency exchange rates.

LeapFrog does not use forward exchange hedging contracts for speculative or trading purposes. All forward contracts are carried on the balance sheet at fair value as assets or liabilities. The estimated fair values of forward contracts are based on quoted market prices for similar assets and liabilities. The corresponding gains and losses are recognized immediately in earnings as an offset to the changes in fair value of the assets or liabilities being hedged. These gains and losses are included in other income (expense) in the statements of operations.

The Company believes that the counterparties to these contracts, multinational commercial banks, are creditworthy; thus, the risks of counterparty nonperformance associated with these contracts are not considered to be significant. The Company updates its evaluation of the creditworthiness of its counterparties on a quarterly basis. Notwithstanding the Company's efforts to manage foreign exchange risk, there can be no assurance that its hedging activities will adequately protect against the risks associated with foreign currency fluctuations.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The determination of the Company's income tax assets, liabilities and expense requires management to make certain estimates and judgments in the calculation of tax benefits, tax credits and deductions. Significant changes in these estimates or variations in the actual outcome of expected future tax consequences may result in material increases or decreases in the tax provision or benefit in subsequent periods.

Valuation allowances are provided when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Determination of whether or not a valuation allowance is warranted requires consideration of all available evidence, positive and negative, including prior earnings history, expected future earnings, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset. In the event the Company was to determine that LeapFrog would be able to realize its deferred income tax assets in the future in excess of their net carrying amount, the Company would make an adjustment to the valuation allowance, which would reduce the provision for income taxes.

The Company considers the undistributed earnings of its foreign subsidiaries as of December 31, 2012 to be indefinitely reinvested, and accordingly no deferred income tax has been provided thereon. The Company has not, nor does it anticipate the need to, repatriate the funds to the United States ("U.S.") to satisfy domestic liquidity needs arising in the ordinary course of business.

The Company records uncertain tax positions that have been taken on a tax return using a two-step process whereby 1) the Company determines whether the tax positions will be sustained based on its technical merits and 2) those tax positions meet the more-likely-than-not recognition threshold. The Company recognizes the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with the related tax authority and establishes a reserve against any portion of the tax benefit not meeting the recognition threshold. The Company records potential interest and penalties on uncertain tax positions as a component of income tax expense.

The financial statements also include accruals for the estimated amounts of probable future assessments that may result from the examination of federal, state or international tax returns. The Company's tax accruals, tax provision, deferred tax assets or income tax liabilities may be adjusted if there are changes in circumstances, such as changes in tax law, tax audits or other factors, which may cause management to revise its estimates.

The amounts ultimately paid on any future assessments may differ from the amounts accrued and may result in an increase or reduction to the effective tax rate in the year of resolution.

Stock-based Compensation

Pursuant to the Company's Amended and Restated 2011 Equity and Incentive Plan ("2011 EIP"), Amended and Restated 2002 Equity Incentive Plan ("2002 EIP") and its 2002 Non-Employee Directors' Stock Award Plan ("NEDSAP"), the Company issues stock options and restricted stock units ("RSUs") to its employees, directors and occasionally to non-employee service providers, to purchase shares of the Company's Class A common stock. Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the applicable vesting period of the stock award (generally four years) using the straight-line method. The Company also has an employee stock purchase plan ("ESPP"), the Amended and Restated 2002 Employee Stock Purchase Plan.

The Company's management reviews and updates its estimates of the variables used to calculate grant-date fair values of the awards and adjusts its valuation model as necessary.

Comprehensive Income

Comprehensive income is comprised of the Company's net income, gains and losses on the translation of foreign currency denominated financial statements and temporary gains and non-credit losses on investments.

Net Income per Share

Basic earnings per share is computed by dividing net income by the weighted-average number of shares of Class A and Class B common stock ("common shares") outstanding during the reporting period. Diluted earnings per share is computed by dividing net income by the combination of dilutive common share equivalents, which comprises of common shares issued and outstanding under the Company's stock-based compensation plans, and the weighted-average number of common shares outstanding during the reporting period. Dilutive common share equivalents include in-the-money common share equivalents; whether common share equivalents are "in-the-money" is calculated based on the average share price for each period using the treasury stock method. Under the treasury stock method, the exercise price of an option, the amount of compensation cost, if any, for future service that the Company has not yet recognized, and the estimated tax benefits that would be recorded in paid-in capital, if any, when the option is exercised are assumed to be used to repurchase shares in the current period.

3. Fair Value of Financial Instruments and Investments

Fair value is defined by authoritative guidance as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

- Level 1 includes financial instruments for which quoted market prices for identical instruments are available in active markets. As of December 31, 2012, the Company's Level 1 assets consist of money market funds. These assets are considered highly liquid and are stated at cost, which approximates market value.
- Level 2 includes financial instruments for which there are inputs other than quoted prices included within Level 1 that are observable for the instrument. Such inputs could be quoted prices for similar

(In thousands, except per share data)

instruments in active markets, quoted prices for identical or similar instruments in markets with insufficient volume or infrequent transactions (less-active markets), or model-driven valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data, including market interest rate curves, referenced credit spreads and prepayment rates.

The Company's Level 2 assets and liabilities consist of outstanding foreign exchange forward contracts used to hedge its exposure to certain foreign currencies, including the British Pound, Canadian Dollar, Euro, and Mexican Peso. The Company's outstanding foreign exchange forward contracts, all with maturities of approximately one month, had notional values of $53,577 and $21,299 at December 31, 2012 and 2011, respectively. The fair market values of these instruments, based on quoted prices, as of the same periods were $(255) and $40, on a net basis, respectively. The fair value of these contracts was recorded in accrued liabilities for December 31, 2012 and in prepaid expenses and other current assets for December 31, 2011.

- Level 3 includes financial instruments for which fair value is derived from valuation techniques, including pricing models and discounted cash flow models, in which one or more significant inputs, including the Company's own assumptions, are unobservable.

  The Company did not hold any Level 3 assets as of December 31, 2012. As of December 31, 2011, the Company's Level 3 assets consisted of investments in auction rate securities ("ARS"), for which the Company engaged a third-party valuation firm to assist in the estimation of the fair value using a discounted cash flow approach.

The following table presents the Company's fair value hierarchy for assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 and 2011:

		Estimated Fair Value Measurements		
	Carrying Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2012:				
Financial Assets:				
Money market funds	$85,003	$85,003	$ —	$ —
Financial Liabilities:				
Forward currency contracts	$ (255)	$ —	$ (255)	$ —
December 31, 2011:				
Financial Assets:				
Money market funds	$45,000	$45,000	$ —	$ —
Forward currency contracts	40	—	40	—
Long-term investments	2,681	—	—	2,681
Total financial assets	$47,721	$45,000	$ 40	$ 2,681

During the year ended December 31, 2012, the Company divested its remaining ARS investments for $2,500, resulting in a loss of $181 recorded in other income (expense) in the consolidated statement of operations during the period then ended. The Company also transferred the temporary gain related to ARS valuation of $241, previously recorded as other comprehensive income in stockholders' equity, to other income (expense) in the consolidated statement of operations. In addition, the Company transferred the associated income tax of $151, previously recorded as other comprehensive loss in stockholders' equity, to the provision for income taxes in the consolidated statement of operations.

(In thousands, except per share data)

4. Inventories

The Company's inventories, stated on a first-in, first-out basis at the lower of cost or market as of December 31, 2012 and 2011, were as follows:

	December 31,	
	2012	2011
Raw materials	$ 1,243	$ 3,444
Finished goods	39,068	30,844
Total	$40,311	$34,288

During 2012, 2011 and 2010, the Company recorded net sales of inventory written down in the previous year resulting in a benefit to gross margin of $1,814, $547 and $1,997, respectively.

5. Property and Equipment

As of December 31, 2012 and 2011, property and equipment consisted of the following:

	December 31,	
	2012	2011
Tooling, cards, dies and plates	$ 20,668	$ 18,769
Computers and software	57,482	45,280
Equipment, furniture and fixtures	3,996	3,663
Leasehold improvements	4,418	4,296
	86,564	72,008
Less: accumulated depreciation	(62,841)	(54,127)
Total	$ 23,723	$ 17,881

Depreciation expense for tooling cards, dies and plates is charged to cost of sales in the statement of operations as the expense relates directly to the product manufacturing process. The expense charged to cost of sales was $2,870, $2,277 and $2,238 for the years ended December 31, 2012, 2011 and 2010, respectively.

Depreciation expense related to the remainder of property and equipment included in depreciation and amortization expense in the statements of operations was $7,619, $6,555 and $6,401 for the years ended December 31, 2012, 2011 and 2010, respectively.

6. Capitalized Product Costs

The Company's capitalized product costs include external costs related to the development of content for its learning products and external website development costs for its website. The Company's capitalized product costs as of December 31, 2012 and 2011 were as follows:

	December 31,	
	2012	2011
Content costs	$ 43,626	$ 36,759
Website development costs	7,895	9,835
Less: accumulated amortization	(39,412)	(34,083)
Total	$ 12,109	$ 12,511

Amortization expense related to content development is charged to cost of sales in the statement of operations and totaled $7,585, $6,557 and $6,916 for the years ended December 31, 2012, 2011 and 2010, respectively. Amortization expense related to website development is included in depreciation and amortization expense and totaled $1,610, $2,238 and $2,434 for the years ended December 31, 2012, 2011 and 2010, respectively.

(In thousands, except per share data)

The Company performs a periodic impairment evaluation of capitalized product development costs. The Company's evaluation in 2012, 2011 and 2010 identified capitalized costs related to platforms that were in the process of being discontinued or non-performing titles. Accordingly, the Company accelerated the amortization of these costs, resulting in an increase in cost of sales in the U.S. segment of $161, $347 and $720 in 2012, 2011 and 2010, respectively. In addition, the Company wrote off website development costs of $2,696 in 2012.

7. Goodwill

The Company's goodwill is related to its 1997 acquisition of substantially all the assets and business of its predecessor, LeapFrog RBT, and its 1998 acquisition of substantially all the assets of Explore Technologies. All of its goodwill is allocated to the Company's U.S. segment.

The Company performed the qualitative assessment for impairment as of December 31, 2012 and 2011 and concluded that its goodwill balance of $19,549 had not been impaired.

8. Other Intangible Assets

The Company's other intangible assets as of December 31, 2012 and 2011 were as follows:

	December 31,	
	2012	2011
Intellectual property, license agreements and other intangibles	$ 16,755	$ 16,755
Less: accumulated amortization	(15,805)	(13,405)
Total	$ 950	$ 3,350

In February 2010, the Company acquired, for $5,400, intangible assets related to the rights to use an application-specific integrated circuit technology included in its Tag and Tag Junior reading systems. The purchased intangible assets are being amortized to operating expense on a straight-line basis over three years.

In 2004, the Company entered into a ten-year license agreement with a third party to use the third party's technology in a Company platform and related products. The $6,000 license fee is included in intangible assets on the balance sheet and is being amortized to operating expense on a straight-line basis over the life of the contract.

Amortization expense of other intangible assets is included in depreciation and amortization expense in the statement of operations and totaled $2,400, $2,368 and $2,348 for the years ended December 31, 2012, 2011 and 2010, respectively.

The estimated future amortization expense of the Company's intangible assets other than goodwill as of December 31, 2012 is $900 in 2013 and $50 in 2014.

9. Accrued Liabilities

The Company's accrued liabilities as of December 31, 2012 and 2011 were as follows:

	December 31,	
	2012	2011
Employee-related expenses	$22,796	$14,380
Advertising and promotion	10,613	10,993
Royalties payable	8,385	7,894
Manufacturing and warehousing	1,675	2,385
Marketing, consulting and web-related	2,904	2,346
Other	4,980	4,546
Total	$51,353	$42,544

(In thousands, except per share data)

Employee-related expense accruals increased primarily due to greater achievement against Company performance targets set as a part of the Company's employee bonus programs for 2012 as compared to 2011.

10. Income Taxes

The Company's income before taxes included the following components:

	Years Ended December 31,		
	2012	2011	2010
United States	$58,375	$15,430	$3,367
Foreign	3,573	3,335	2,608
Total	$61,948	$18,765	$5,975

The components of the provision for (benefit from) income taxes were as follows:

	Years Ended December 31,		
	2012	2011	2010
Current:			
Federal	$ 4	$ 4	$ (79)
State	140	40	(88)
Foreign	(5,054)	(1,734)	404
Total current	(4,910)	(1,690)	237
Deferred:			
Federal	(19,796)	314	314
State	(1,278)	6	29
Foreign	1,480	233	450
Total deferred	(19,594)	553	793
Grand total	$(24,504)	$(1,137)	$1,030

The differences between the provision for income taxes and the income tax determined by applying the statutory federal income tax rate of 35% were as follows:

	Years Ended December 31,		
	2012	2011	2010
Income tax provision at the statutory rate	$ 21,682	$ 6,568	$ 2,091
State income taxes	2,946	818	1,160
Foreign tax rate differential	(265)	(327)	(265)
Interest and penalties	276	446	285
Nondeductible items	866	542	110
Release of unrecognized tax benefit	(6,412)	(2,917)	(453)
Change in valuation allowance	(43,638)	(6,680)	(2,245)
Other	41	413	347
Income tax (benefit) provision	$(24,504)	$(1,137)	$ 1,030

State income tax expense included interest and penalties of $0 for 2012, 2011 and 2010. The tax benefit for 2012 includes a $6,412 benefit from the recognition of previously unrecognized tax benefits, including $2,045 of accrued interest and penalties, due to expiring statute of limitations. The tax benefit for 2011 includes a $2,917 benefit from the recognition of previously unrecognized tax benefits, including $961 of accrued interest and penalties, due to expiring statute of limitations. The recognition of these benefits decreased other long-term liabilities. The Company realized $23,298, $8,753 and $1,988 of previously unrecognized income tax benefit attributable to domestic net operating loss and tax credit carryforwards for 2012, 2011 and 2010,

(In thousands, except per share data)

respectively. Based on a more-likely-than-not determination of future projected taxable income, a portion of the Company's domestic deferred tax assets was deemed to be realizable in the future. Accordingly, based on projected future earnings, a deferred tax valuation allowance release of $21,614 was recorded as an income tax benefit in 2012. This benefit was offset by a non-cash valuation allowance of $1,274 recorded against the deferred tax assets of its subsidiary in Mexico as the Company determined, at the required more-likely-than-not level of certainty, that its subsidiary in Mexico will not generate sufficient future taxable income to realize the benefit of its deferred tax assets. The change in the Company's domestic and foreign valuation allowance balances resulted in a net $20,340 income tax benefit for the year.

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $13,139 at December 31, 2012. The earnings are considered to be permanently reinvested and, accordingly, no deferred U.S. income tax has been provided thereon. Repatriation of the Company's foreign earnings in its entirety would result in a U.S. tax liability of approximately $4,927. In the event all foreign undistributed earnings were remitted to the U.S., any incremental tax liability would be fully offset by the Company's domestic net operating loss.

Deferred income taxes reflect the impact of "temporary differences" between asset and liability amounts for financial reporting purposes and such amounts as determined based on existing tax laws. The tax effect of temporary differences and carryforwards which give rise to deferred tax assets and liabilities are as follows:

	December 31,	
	2012	2011
Deferred tax assets:		
NOL and credits carryover	$ 67,576	$ 91,221
Inventory and other reserves	5,670	7,058
Depreciation and amortization	3,968	3,599
Other	15,755	16,378
Gross deferred tax assets	92,969	118,256
Less: valuation allowance	(70,385)	(115,948)
Net deferred tax assets	$ 22,584	$ 2,308
Deferred tax liabilities:		
Goodwill	$ 3,759	$ 3,542
Total deferred tax liabilities	$ 3,759	$ 3,542

Starting in 2006, the Company recorded a non-cash charge to establish a valuation allowance against all of its gross domestic deferred tax assets. The valuation allowance in both 2012 and 2011 includes $8,503 related to excess tax benefits of stock option deductions prior to the adoption of the authoritative guidance regarding stock-based compensation. The benefits will increase additional paid-in capital when realized. The valuation allowance was reduced in the current year by $23,298 due to the utilization of federal and state net operating loss and tax credit balances and by $1,925 due to certain provisions to return true-ups relating to 2011.

During 2012, after considering the relative impact of all evidence, positive and negative, the Company determined, at the required more-likely-than-not level of certainty, that a portion of its domestic deferred tax assets will be realized. Due to the high seasonality of its business with a significant portion of its annual income earned late in the year, this determination was made at the end of the fourth quarter after the critical holiday season had passed and actual results for the year were known. Although the Company believes profitability will continue in the near term and add to its three-year cumulative profit position, based on the duration and severity of losses in prior years, rapidly changing consumer demands, increasing pace of technological innovation, significant product, retailer and seasonal revenue concentrations, transition at the highest levels of its management, and unproven new product pipeline, the Company could not project future

(In thousands, except per share data)

earnings beyond 2013, at a more-likely-than-not level of certainty, to support an assertion that its domestic operations will generate sufficient taxable income to realize all of its deferred tax assets. Accordingly, based on projected future earnings, a portion of the Company's deferred tax valuation allowance was released and recorded as an income tax benefit for the year. Also in 2012, the Company determined, at the required more-likely-than-not level of certainty, that its subsidiary in Mexico will not generate sufficient future taxable income to realize the benefit of its deferred tax assets. Accordingly, a non-cash valuation allowance was recorded against the deferred tax assets of its subsidiary in Mexico. As such, a net valuation allowance release of $20,340 was recorded in the current year. As of December 31, 2012, the Company has maintained a valuation allowance of $70,385 against its deferred tax assets related to various federal, state and foreign net operating loss carryforwards, tax credits, and loss carryforwards that are capital in nature. The Company will continue to evaluate all evidence in future periods to determine if further release of its valuation allowance is warranted.

The majority of the Company's domestic deferred tax assets generally have 10 to 20 years until expiration or indefinite lives. As of December 31, 2012, the Company had federal net operating loss carryforwards of $140,436 which will expire between 2024 through 2029. State net operating loss carryforwards totaled $178,504 as of December 31, 2012 and will expire in years 2013 through 2029. Section 382 of the Internal Revenue Code limits net operating loss carryforwards when an ownership change of more than fifty percent of the value of the stock in a loss corporation occurs within a three-year period. Sales of the Company's common stock could, under some circumstances, result in the occurrence of such a change in control and a limitation on the Company's future ability to use these carryforwards. The Company had $7,996 of cumulative excess tax benefits from stock option deductions generated subsequent to the adoption of the authoritative guidance regarding stock-based compensation, which are not included in the net operating loss carryforward amounts above since they have not met the required realization criteria. The Company considers stock option deduction benefits in excess of book compensation charges realized when it obtains an incremental benefit determined by the "with and without" calculation method, under which excess tax benefits related to stock-based compensation are not deemed to be realized until after the utilization of all other tax benefits available to the Company. When realized, these benefits will increase additional paid-in capital.

As of December 31, 2012, the Company also had federal and California research and development credit carryforwards of $3,992 and $8,194, respectively. The federal research carryforwards will begin to expire in 2023, while the California research credits can be carried forward indefinitely. In addition, the Company has $3,667 in federal foreign tax credits that will begin expiring in 2017.

The changes in the balance of gross unrecognized tax benefits, during the years ended December 31, 2012, 2011 and 2010 were as follows:

	Years Ended December 31,		
	2012	2011	2010
Balance at beginning of year	$19,493	$21,608	$22,080
Gross increase – tax positions taken during a prior period	107	65	310
Gross decrease – tax positions taken during a prior period	(41)	(223)	(996)
Increases due to tax positions taken during the current period	—	—	440
Decreases in the unrecognized tax benefits relating to statute of limitations expiration	(4,367)	(1,957)	(226)
Balance at end of year	$15,192	$19,493	$21,608

Of the gross unrecognized tax benefits at December 31, 2012, 2011 and 2010, $819, $5,187 and $7,226, respectively, are foreign tax positions and would affect the Company's effective tax rate if recognized.

(In thousands, except per share data)

However, an additional $14,309, $14,306 and $14,382, respectively, of domestic tax benefit would impact the Company's effective rate if recognized, provided the valuation allowance currently established against the Company's domestic deferred tax assets were to reverse in full.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. Income tax expense for the years ended December 31, 2012, 2011 and 2010 included interest and penalties of $276, $446 and $285, respectively. As of December 31, 2012 and 2011, the Company had approximately $625 and $2,373, respectively, of accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for tax years 2000 and forward. The Company believes it is reasonably possible that the total amount of unrecognized tax benefits could decrease by up to $296, excluding potential interest and penalties, related to its foreign operations over the course of the next twelve months due to expiring statutes of limitations, which could be recognized as a tax benefit and affect the effective tax rate.

Open and Resolved Tax Matters

The Company files income tax returns in the U.S. federal, various state and foreign jurisdictions. The Company has substantially concluded all U.S. federal and state income tax matters through 1999.

The state of California has notified the Company of a pending examination related to its research and development credits claimed for the tax years 2002 and 2003; however, the Company has not been notified when the audit will commence. In 2011, the Company was notified by the tax authority in Mexico of an income tax audit for the 2009 tax year. Also in 2011, the Government of Ontario, Canada notified the Company of an income tax examination for the 2007 and 2008 tax years. Both of these foreign audits concluded in 2012 with no material effect. In 2012, the Company was notified by the tax authority in Mexico of an income tax audit for the 2010 tax year. The outcome of this foreign audit is not yet determinable.

With respect to the open matters, the outcomes are not yet determinable. However, management does not anticipate that any adjustments would result in a material change to the Company's results of operations, financial conditions or liquidity.

11. Borrowings under Credit Agreements

On August 13, 2009, the Company, certain financial institutions and Bank of America, N.A., entered into an amended and restated loan and security agreement for an up-to-$75,000 asset-based revolving credit facility (the "revolving credit facility"). The Company has granted a security interest in substantially all of its assets to the lenders as security for its obligations under the revolving credit facility. Provided there is no default under the revolving credit facility, the Company may elect, without the consent of any of the lenders, to increase the size of the revolving credit facility up to an aggregate of $150,000.

The borrowing availability varies according to the levels of the Company's accounts receivable and cash and investment securities deposited in secured accounts with the lenders. Subject to the level of this borrowing base, the Company may make and repay borrowings from time to time until the maturity of the revolving credit facility. The interest rate is, at the Company's election, Bank of America, N.A.'s prime rate (or base rate) or a LIBOR rate defined in the revolving credit facility, plus, in each case, an applicable margin. The applicable margin for a loan depends on the average daily availability for the most recent fiscal quarter and the type of loan.

On May 1, 2012, the Company entered into an amendment to the revolving credit facility that, among other things: (i) reduced the lenders' commitment under the revolving credit facility to $50,000 during the seasonal period of January through August of each year, (ii) extended the maturity date from August 13, 2013 to May 1, 2017, (iii) lowered the borrowing availability levels at lower applicable interest rate margins, (iv) reduced the applicable interest rate margins to a range of 1.50% to 2.00% above the applicable LIBOR rate for LIBOR rate loans, depending on the Company's borrowing availability, (v) reduced the ratio of

(In thousands, except per share data)

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"), to fixed charges (the "Fixed Charge Coverage Ratio") to 1.0:1.0 from 1.1:1.0 and changed the applicable periods when such ratio is to be maintained, and (vi) permitted additional dividends, stock repurchases and acquisitions upon compliance with certain Fixed Charge Coverage Ratio and availability requirements.

The revolving credit facility contains customary events of default including for: payment failures; failure to comply with covenants; failure to satisfy other obligations under the revolving credit facility or related documents; defaults in respect of other indebtedness; bankruptcy, insolvency and inability to pay debts when due; change-in-control provisions; and the invalidity of guaranty or security agreements. If any event of default occurs, the lenders may terminate their respective commitments, declare immediately due all borrowings under the revolving credit facility and foreclose on the collateral. A cross-default provision applies if a default occurs on other indebtedness in excess of $5,000 and the applicable grace period in respect of the indebtedness has expired, such that the lender of, or trustee for, the defaulted indebtedness has the right to accelerate. The Company is also required to maintain a Fixed Charge Coverage Ratio, during a trigger period as defined under the revolving credit facility when certain borrowing availability thresholds are not met.

Borrowing availability under the revolving credit facility was $75,000 as of December 31, 2012. The Company did not borrow any amount against the revolving credit facility during the year and had no borrowings outstanding under the revolving credit facility at December 31, 2012.

12. Employee Benefit Plan

LeapFrog sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. The 401(k) plan allows employees to defer up to 100% of their eligible compensation, not to exceed the Internal Revenue Service (the "IRS") maximum contribution limit. The Company provides a matching opportunity of 100% of eligible contributions up to a maximum of $3.5 per year per employee, which vests over three years. For the year ended December 31, 2012, the Company recorded total compensation expense of $1,189 related to the defined contribution plan. The Company suspended its matching program from 2010 through 2011 and therefore did not incur any related compensation expense in those years.

13. Stock-based Compensation

Stock-based Compensation Arrangements

In 2011, the Company adopted the 2011 EIP, which replaced the 2002 EIP in advance of its expiration as the sole plan for providing stock-based incentive compensation to eligible employees and consultants.

On the effective date of the 2011 EIP, a total of 6,000 newly approved shares of Class A common stock became available for grant under the 2011 EIP and any shares remaining available for new grants under the 2002 EIP on the effective date of the 2011 EIP became available for issuance under the 2011 EIP. In addition, any shares subject to outstanding stock awards granted under the 2002 EIP that expired or terminated for any reason prior to exercise or settlement, were forfeited because of the failure to meet a contingency or condition required to vest such shares, or were reacquired or withheld by the Company to satisfy a tax withholding obligation or as consideration for the exercise of a stock option became available for issuance pursuant to awards granted under the 2011 EIP. All outstanding stock awards granted under the 2002 EIP continue to be subject to the terms and conditions as set forth in the agreements evidencing such stock awards and the terms of the 2002 EIP. On June 5, 2012, the 2011 EIP was amended.

The Company used its NEDSAP as its primary plan to issue stock-based incentive compensation to the Company's non-employee directors until 2012. Upon depletion of the share reserve in June 2012, the NEDSAP was suspended and no new equity awards were granted thereunder. The board of directors resolved that all future equity awards to members of the board of directors would be made under the Company's 2011 EIP.

The Company currently has outstanding two types of stock-based compensation awards to its employees, directors and certain consultants: stock options and RSUs. Both stock options and RSUs can be used to

(In thousands, except per share data)

acquire shares of the Company's Class A common stock, are exercisable or convertible, as applicable, over a period not to exceed ten years, and are most commonly assigned four-year vesting periods.

The Company is authorized to issue up to a total of 33,950 shares of Class A common stock for any of the types of awards authorized under the 2011 EIP, 2002 EIP or NEDSAP. The Company also has an ESPP under which it is authorized to issue up to 2,000 shares. At December 31, 2012, the remaining availability for future grants was 9,335 for stock-based awards and 1,146 for the ESPP.

Valuation of Stock-based Compensation

The Company calculates employee stock-based compensation expense based on those awards ultimately expected to vest and reduces compensation expense as necessary for estimated forfeitures. Stock-based compensation expense is recorded as a non-cash charge to employee compensation expense with a corresponding credit to additional paid-in capital.

Stock Options

Stock-based compensation expense is calculated based on the fair value of each award on the grant date. In general, the fair value for stock option grants with only a service condition is estimated using the Black-Scholes option pricing model.

The assumptions underlying the calculation of grant-date fair value of the stock options using the Black-Scholes option pricing model comprise:

- Volatility: Expected stock price volatility is based on the Company's historical stock prices over the most recent period commensurate with the estimated expected term of the stock options.
- Risk-Free Interest Rate: The risk-free interest rate is based on the yield of the treasury security at grant date with a maturity closest to the expected term of the stock option.
- Expected Term: The expected life of the options represents the period of time the options are expected to be outstanding.
- Expected Dividend: The dividend yield is zero as the Company does not expect to pay dividends.
- Annual Forfeiture Rate: When estimating pre-vesting forfeitures, the Company considers voluntary termination behavior as well as potential future workforce reduction programs. Through August 2010, the Company reflected the impact of forfeitures for stock options in expense only when they actually occurred based on analyses showing that the majority of all stock options vested on a monthly basis. Beginning September 2010, based on a shift in granting practice toward more options with longer vesting periods, the Company applied a forfeiture rate of 11% based on historical experience. Effective January 2012, the Company updated the forfeiture rate to 14.6%.

The assumptions used in the Black-Scholes option valuation model and the weighted-average grant-date fair value per share for the years ended December 31, 2012, 2011 and 2010 were as follows:

	Years Ended December 31,		
	2012	2011	2010
Estimate of fair value for total awards using Black-Scholes	$11,711	$4,075	$2,169
Expected term (years)	4.49	4.86	5.64
Volatility	74.3%	58.5%	56.5%
Risk-free interest rate	0.7%	1.7%	2.3%
Expected dividend yield	—%	—%	—%

(In thousands, except per share data)

RSUs

RSUs are payable in shares of the Company's Class A common stock. The fair value of these stock-based awards is equal to the closing market price of the Company's stock on the date of grant. The grant-date fair value is recognized on a straight-line basis in compensation expense over the vesting period of these stock-based awards, which is generally four years.

With regard to RSUs, a forfeiture assumption of approximately 23.38% is currently being used, reflecting historical and expected future forfeiture rate.

Stock-based compensation expense related to RSUs is calculated based on the market price of the Company's common stock on the grant date. The total market value of RSUs granted in 2012, 2011 and 2010, as measured on the grant date, was $8,006, $2,750 and $7,989, respectively.

ESPP

Effective September 1, 2011, the Company increased the discount from the fair market value of the Company's common stock offered to participants from 5% to 15%, which resulted in stock-based compensation expense due to departure from the IRS safe harbor. Stock-based compensation expense related to the ESPP is estimated using the Black-Scholes option pricing model with the following assumptions for the years ended December 31, 2012 and 2011:

	Years Ended December 31,	
	2012	2011
Expected term (years)	0.5	0.5
Volatility	44.2% – 59.8%	44.2%
Risk-free interest rate	0.05% – 0.14%	0.05%
Expected dividend yield	—%	—%

Impact of Stock-based Compensation

The following table summarizes stock-based compensation expense charged to SG&A and research and development ("R&D") expense for the years ended December 31, 2012, 2011 and 2010:

	Years Ended December 31,		
	2012	2011	2010
SG&A:			
Stock options	$3,018	$1,912*	$2,723
RSUs	2,782	2,876	2,164
ESPP	370	89	—
Total SG&A	6,170	4,877	4,887
R&D:			
Stock options	513	434	741
RSUs	308	251	544
Total R&D	821	685	1,285
Total expense	$6,991	$5,562	$6,172

* Amount includes the reversal of $950 in stock option compensation expense in connection with the departure of certain senior-level employees including the former Chief Executive Officer.

(In thousands, except per share data)

Stock Plan Activity

Stock Options

The activity in the Company's stock option plan for the years ended December 31, 2012, 2011 and 2010 was as follows:

	Number of Shares	Weighted-Average Exercise Price	Average Remaining Contractual Life in Years	Aggregate Intrinsic Value
Outstanding at December 31, 2009	8,003	$3.97	8.23	$ 258
Grants	763	$5.36		
Exercises	(583)	$3.13		
Retired or forfeited	(1,929)	$3.95		
Outstanding at December 31, 2010	6,254	$4.22	6.11	$ 9,870
Grants	1,939*	$4.18		
Exercises	(944)	$3.09		
Retired or forfeited	(2,045)**	$5.24		
Outstanding at December 31, 2011	5,204	$4.01	7.22	$ 8,817
Grants	2,307	$8.82		
Exercises	(998)	$3.85		
Retired or forfeited	(365)	$5.84		
Outstanding at December 31, 2012	6,148	$5.74	7.42	$19,568
Vested and exercisable at December 31, 2012	3,045	$4.25	5.89	$13,446
Vested and exercisable at December 31, 2011	2,675	$3.93	5.64	$ 4,991

* Amount includes 850 option shares granted to the Company's current Chief Executive Officer in connection with his hiring as an officer and employee of the Company.

** Amount includes 264 option shares forfeited by the former Chief Executive Officer in connection with his resignation as an officer and employee of the Company.

Stock options outstanding that are expected to vest are shown net of estimated future option forfeitures. The price of a share of the Company's Class A common stock was $8.63 and $5.59 as of December 31, 2012 and 2011, respectively. The total intrinsic value of options exercised in 2012, 2011 and 2010 was $5,608, $1,186 and $1,677, respectively. As of December 31, 2012, unrecognized compensation cost related to stock options granted under the plans totaled $11,556. The unrecognized compensation cost is expected to be recognized over a weighted-average period of 2.82 years.

These options will expire if not exercised by specific dates through December 2022. During the year ended December 31, 2012, 17 stock options expired and were cancelled.

(In thousands, except per share data)

RSUs

The activity in the Company's RSUs for the years ended December 31, 2012, 2011 and 2010 was as follows:

	Number of Shares	Weighted-Average Grant-Date Fair Value
Nonvested at December 31, 2009	521	$ 8.16
Grants	1,313	$ 6.08
Vested	(167)	$ 8.06
Forfeited	(136)	$ 6.21
Nonvested at December 31, 2010	1,531	$ 6.54
Grants	672*	$ 4.09
Vested	(505)	$ 6.45
Forfeited	(514)**	$ 6.01
Nonvested at December 31, 2011	1,184	$ 5.41
Grants	933	$ 8.58
Vested	(692)	$ 5.57
Forfeited	(174)	$ 6.61
Nonvested at December 31, 2012	1,251	$ 7.51
Vested and deferred at December 31, 2012	65	$10.78
Vested and deferred at December 31, 2011	85	$10.78

* Amount includes 150 RSUs granted to the Company's current Chief Executive Officer in connection with his hiring as an officer and employee of the Company.

** Amount includes 78 RSUs forfeited by the former Chief Executive Officer in connection with his resignation as an officer and employee of the Company.

The total fair value of shares vested in 2012, 2011 and 2010 was $3,854, $3,255 and $1,348, respectively. As of December 31, 2012, unrecognized compensation cost related to RSUs granted under the plans totaled $7,208. The unrecognized compensation cost is expected to be recognized over a weighted-average period of 2.97 years.

14. Derivative Financial Instruments

At December 31, 2012 and 2011, the Company had outstanding foreign exchange forward contracts with notional values of $53,577 and $21,299, respectively. The gains and losses on these instruments are recorded in other income (expense) in the consolidated statements of operations. Gains and losses from foreign exchange forward contracts, net of gains and losses on the underlying transactions denominated in foreign currency, for the years ended December 31, 2012, 2011 and 2010 were as follows:

	Years Ended December 31,		
	2012	2011	2010
Losses on foreign exchange forward contracts	$(2,232)	$(2,004)*	$(204)
Gains (losses) on underlying transactions denominated in foreign currency	666	(1,644)	(146)
Net losses	$(1,566)	$(3,648)	$(350)

* Amount includes a $1.5 million realized loss on foreign exchange forward hedging contracts in our U.S. segment due to an operational error.

(In thousands, except per share data)

15. Stockholders' Equity

The Company is authorized to issue 180,000 shares of common stock at a par value of $0.0001 per share, of which 139,500 shares are designated as Class A and 40,500 shares are designated as Class B. Class A shares outstanding at December 31, 2012 and 2011 were 61,970 and 54,923, respectively. Class B shares outstanding at December 31, 2012 and 2011 were 5,715 and 11,113, respectively.

Class A stockholders are entitled to one vote per share and Class B stockholders are entitled to ten votes per share. The Class B stockholders have the right to convert their Class B shares into an equal number of Class A shares.

Beginning April 2004 and continuing through late December 2011, LeapFrog was a "controlled company" under the rules of the New York Stock Exchange ("NYSE"), as Mollusk Holdings, LLC ("Mollusk"), a related party, held more than 50% of the voting power of the Company's outstanding shares. On December 27, 2011, Mollusk converted, on a one-to-one basis, 3,704 shares of the Company's Class B common stock into shares of the Company's Class A common stock. After giving effect to the conversion, Mollusk held approximately 6.7 million shares of the Company's Class B common stock and 3.8 million shares of the Company's Class A common stock, which together represented approximately 16.0% of the outstanding capital stock of the Company. As a result of the conversion, Mollusk's voting power of LeapFrog's outstanding shares decreased to approximately 42.8%; therefore, LeapFrog was no longer considered a "controlled company" under the rules of the NYSE. In addition, in 2012, 2011 and 2010, certain Class B stockholders elected to convert 5,398, 6,144 and 6,180 shares, respectively, of their Class B common stock into the same number of shares of Class A common stock at par value. These transactions had no material impact on the Company's financial statements.

Class A and B stockholders are entitled to dividends paid in equal amounts per share on all shares of Class A and Class B common stock.

From the inception of the Company through the date of this report, no dividends have been declared or paid and management has no plans at this time to pay dividends in the foreseeable future.

In the event of liquidation, Class A and B common stockholders are equally entitled to all assets of the Company available for distribution.

16. Net Income per Share

The following table sets forth the computation of basic and diluted net income per share for the periods presented.

	Years Ended December 31,		
	2012	**2011**	**2010**
(Numerator)			
Net income	$86,452	$19,902	$ 4,945
(Denominator)			
Weighted-average shares outstanding during period:			
Class A and B – basic	67,100	65,406	64,368
Common stock equivalents	2,620	926	1,259
Class A and B – diluted	69,720	66,332	65,627
Net income per share:			
Class A and B – basic	$ 1.29	$ 0.30	$ 0.08
Class A and B – diluted	$ 1.24	$ 0.30	$ 0.08

(In thousands, except per share data)

Options to purchase shares of common stock and RSUs totaling 1,472, 2,486, and 3,376 were excluded from the calculation of diluted net income per share for the years ended December 31, 2012, 2011, and 2010, respectively, as the effect would have been antidilutive.

17. Related Party Transactions

Mollusk Holdings, LLC, an entity controlled by Lawrence J. Ellison, CEO of Oracle Corporation, is one of the Company's largest stockholders. As of December 31, 2012, Mr. Ellison may be deemed to have or share the power to direct the voting and disposition, and therefore to have beneficial ownership, of approximately 1.3 million shares of the Company's Class B common stock and 1.6 million shares of the Company's Class A common stock, which represents approximately 12.5% of the combined voting power of the Company's Class A common stock and Class B common stock.

In 2012, 2011 and 2010, the Company purchased software products and support services totaling $2,912, $2,680 and $1,138, respectively, from Oracle Corporation on terms the Company believes are comparable to those it would obtain in an arm's-length agreement.

18. Concentrations of Credit Risk and Certain Other Risks

Financial instruments that subject the Company to concentrations of credit risk include cash equivalents, foreign exchange transactions and trade receivables. Cash equivalents are money market funds. Foreign exchange transactions consist primarily of short-term foreign currency transactions with highly-rated financial institutions.

LeapFrog manufactures and sells its products primarily to national and regional mass-market retailers in the U.S. Credit is extended based on an evaluation of the customers' financial condition; generally, collateral is not required. Allowances for credit losses are provided for in the consolidated financial statements at the time of sale. Three major retailers accounted for 69% and 74% of net accounts receivable at December 31, 2012 and 2011, respectively. Should any of these three retailers experience difficulties paying their debts to LeapFrog, this could have a significant negative impact on the Company's statement of operations and cash flows.

Seasonality of Sales

Sales of LeapFrog's products have historically been highly seasonal with a substantial majority of the sales occurring during the third and fourth quarters. Failure to predict accurately and respond appropriately to changes in retailer and consumer demand may cause LeapFrog to produce excess inventory, which could adversely affect operating results and financial condition. Conversely, if a product achieves greater success than anticipated, the Company may not have sufficient inventory to meet customer demand, which could adversely impact LeapFrog's relations with its customers.

Manufacturing Vendor Concentration

LeapFrog's manufacturing and operations strategy is designed to maximize the use of outsourced services, particularly with respect to the actual production and physical distribution of its products. The Company believes that its outsourcing strategy enhances the scalability of the manufacturing process. Since the Company does not have its own manufacturing facilities, it is dependent on close working relationships with its contract manufacturers for the supply and quality of its products and the computer chips contained in these products. LeapFrog uses contract manufacturers located in Asia, primarily in China, to manufacture its finished products. Given the highly seasonal nature of its business, any unusual delays or quality control problems could have a material adverse effect on LeapFrog's operating results and financial condition. LeapFrog's top three vendors supplied a total of 73%, 65% and 57% of LeapFrog's products in 2012, 2011 and 2010, respectively. In 2011, LeapFrog's largest individual vendor, Wynnewood Corp. Ltd., located in China, supplied 35% of LeapFrog's products. In 2012 and 2010, WKK Technology Limited, located in China, supplied 40% and 24%, respectively, of LeapFrog's products. The Company expects to continue to use a limited number of contract manufacturers and fabricators.

(In thousands, except per share data)

Customer Concentration

A limited number of customers historically have accounted for a substantial portion of the Company's gross sales. For the last three fiscal years, the Company's top three customers have been Target, Toys "R" Us and Wal-Mart. The relative percentage of gross sales to the top three customers to total Company gross sales were as follows for the years shown below:

	Years Ended December 31,		
	2012	2011	2010
Gross sales:			
Wal-Mart	23%	23%	21%
Toys "R" Us	18%	18%	20%
Target	13%	14%	17%
Total	54%	55%	58%

Wal-Mart, Target and Toys "R" Us accounted for 32%, 13% and 24%, respectively, of total Company net accounts receivable at December 31, 2012, as compared to 38%, 16% and 20%, respectively, at December 31, 2011.

19. Commitments and Contingencies

Contractual Obligations and Commitments

The Company is obligated to pay certain minimum royalties in connection with license agreements to which it is a party. Royalty expense was $19,744, $13,874 and $18,625 for the years ended December 31, 2012, 2011 and 2010, respectively.

The Company leases its facilities under operating leases that expire at various dates through 2017. Generally, these have initial lease periods of three to twelve years and contain provisions for renewal options of five years at market rates. Rent expense related to facilities for general administration and operations is charged to operating expenses in the statement of operations and totaled $2,516, $2,377 and $2,480 for the years ended December 31, 2012, 2011 and 2010, respectively. Rent expense related to warehouse facilities is charged to cost of sales in the statement of operations and totaled $1,019, $1,211 and $1,856 for the years ended December 31, 2012, 2011 and 2010, respectively.

Minimum rent commitments under all non-cancelable operating leases and minimum royalty commitments are set forth in the following table:

Years Ended December 31,	Operating Leases	Royalties	Total
2013	$ 5,439	$5,393	$10,832
2014	5,433	434	5,867
2015	3,548	1,500	5,048
2016	1,068	121	1,189
2017	167	—	167
Total	$15,655	$7,448	$23,103

The Company accounts for total rent expense under the leases on a straight-line basis over the lease terms. The Company had a deferred rent liability relating to rent escalation costs net of tenant incentives for its Emeryville, California headquarters. In December 2010, the Company early terminated its lease of one of the remaining three suites in its Emeryville, California headquarters. As a result, the Company reduced its deferred rent liability by $428 and credited against its rent expenses. At December 31, 2012 and 2011, the deferred rent liability was $1,510 and $1,843, respectively. Deferred rent is included in accrued liabilities and other long-term liabilities.

In addition, the Company had commitments to purchase inventory under normal supply arrangements totaling approximately $53,929 at December 31, 2012. The Company also had outstanding off-balance sheet commitments for outsourced manufacturing and component purchases of $3,177.

Legal Proceedings

From time to time, the Company is subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of patents and other intellectual property rights, claims related to breach of contract, employment matters and a variety of other claims. Unsettled matters are in various stages of litigation and their outcome is currently not determinable. However, in the opinion of management, based on current knowledge, none of the pending legal proceedings or claims is likely to have a material adverse effect on the Company's financial position, results of operations or cash flows. Regardless of the outcome, litigation can have an adverse impact on the Company because of defense costs, diversion of management resources and other factors. In addition, although management considers the likelihood of such an outcome to be remote, if one or more of these legal matters were resolved against the Company in a particular reporting period for amounts in excess of management's expectations, the Company's consolidated financial statements of the same reporting period could be materially adversely affected.

20. Segment Reporting

The Company's business is organized, operated and assessed in two geographic segments: U.S. and International.

The Company attributes sales to non-U.S. countries on the basis of sales billed by each of its foreign subsidiaries to its customers. Additionally, the Company attributes sales to non-U.S. countries if the product is shipped from Asia or one of its leased warehouses in the U.S. to a distributor in a foreign country. The Company charges all of its indirect operating expenses and general corporate overhead to the U.S. segment and does not allocate any of these expenses to the International segment.

The accounting policies of the segments are the same as those described in Note 2 of these Notes to the Consolidated Financial Statements.

The primary business of the two operating segments is as follows:

- The U.S. segment is responsible for the development, design, sales and marketing of multimedia learning platform products and related content, and learning toys, sold primarily through retail and distributor channels and through the Company's website in the U.S. In addition, beginning in late 2011, this segment began distributing third-party content through the Company's App Center.
- The International segment is responsible for the localization, sales and marketing of multimedia learning platform products and related content, and learning toys, originally developed for the U.S., sold primarily in retail and distributor channels outside of the U.S. In addition, beginning in late 2011, this segment began distributing, to certain territories, third-party content through the Company's App Center.

LEAPFROG ENTERPRISES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data)

The table below shows certain information by segment for the years ended December 31, 2012, 2011 and 2010.

	Years Ended December 31,		
	2012	2011	2010
Net sales:			
United States	$424,816	$342,050	$344,296
International	156,472	113,090	88,268
Totals	$581,288	$455,140	$432,564
Income (loss) from operations:			
United States	$ 28,076	$ 5,553	$ (3,022)
International	35,990	18,144	10,827
Totals	$ 64,066	$ 23,697	$ 7,805
Total assets:			
United States	$327,697	$262,180	$231,593
International	101,208	68,852	61,887
Totals	$428,905	$331,032	$293,480

In 2012, the United Kingdom accounted for $58,648 of LeapFrog's consolidated net sales. In 2011 and 2010, no countries other than the U.S. accounted for 10% or more of LeapFrog's consolidated net sales.

The table below shows the net sales of the Company's product portfolio by segment for the years ended December 31, 2012, 2011 and 2010:

	Years Ended December 31,					
	2012	%	2011	%	2010	%
	(Dollars in millions)					
SEGMENTS						
United States:						
Multimedia learning platforms	$353.0	83%	$250.0	73%	$251.0	73%
Learning toys	68.0	16%	85.0	25%	88.9	26%
All other	3.8	1%	7.0	2%	4.4	1%
Total	$424.8	100%	$342.0	100%	$344.3	100%
International:						
Multimedia learning platforms	$110.1	70%	$ 65.3	58%	$ 45.7	52%
Learning toys	45.5	29%	47.0	41%	41.6	47%
All other	0.9	1%	0.8	1%	1.0	1%
Total	$156.5	100%	$113.1	100%	$ 88.3	100%
CONSOLIDATED LEAPFROG						
Multimedia learning platforms	$463.1	80%	$315.3	69%	$296.7	69%
Learning toys	113.5	19%	132.0	29%	130.5	30%
All other	4.7	1%	7.8	2%	5.4	1%
Total net sales	$581.3	100%	$455.1	100%	$432.6	100%

(In thousands, except per share data)

21. Selected Quarterly Financial Information — Unaudited

Unaudited selected financial information by quarter for the years ended December 31, 2012 and 2011 is presented below:

	For 2012 Quarters Ended				Full Year 2012
	March 31	June 30	September 30	December 31[(1)]	
Net sales	$72,010	$71,480	$193,072	$244,726	$581,288
Gross profit	29,732	28,555	77,301	109,356	244,944
Total operating expenses	38,280	36,025	40,438	66,135	180,878
(Loss) income from operations	(8,548)	(7,470)	36,863	43,221	64,066
Net (loss) income	$(9,457)	$(8,110)	$ 41,738	$ 62,281	$ 86,452
Net (loss) income per common share:					
Basic	$ (0.14)	$ (0.12)	$ 0.62	$ 0.92	$ 1.29
Diluted	$ (0.14)	$ (0.12)	$ 0.60	$ 0.89	$ 1.24

	For 2011 Quarters Ended				Full Year 2011
	March 31	June 30	September 30	December 31	
Net sales	$ 39,678	$ 54,420	$150,832	$210,210	$455,140
Gross profit	11,756	18,982	61,807	93,607	186,152
Total operating expenses	33,606	32,074	36,858	59,917	162,455
(Loss) income from operations	(21,850)	(13,092)	24,949	33,690	23,697
Net (loss) income	$(22,186)	$(13,770)	$ 23,048	$ 32,810	$ 19,902
Net (loss) income per common share:					
Basic	$ (0.34)	$ (0.21)	$ 0.35	$ 0.50	$ 0.30
Diluted	$ (0.34)	$ (0.21)	$ 0.35	$ 0.49	$ 0.30

(1) Includes a tax benefit due to the release of valuation allowances. Refer to Note 10, "Income Taxes" for additional information.

Form 10-K

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Attached as exhibits to this Annual Report on Form 10-K are certifications of our CEO and the CFO required by Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended (the "Rule 13a-14(a) Certifications"). This Controls and Procedures section of the Annual Report on Form 10-K includes the information concerning the controls evaluation referred to in the Rule 13a-14(a) Certifications.

Evaluation of Disclosure Controls and Procedures

We have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. This evaluation was performed by management, with the participation of our CEO and CFO. Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), such as this Annual Report on Form 10-K, is recorded, processed, summarized and reported, within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms and include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

The evaluation of our disclosure controls and procedures included a review of the controls' objectives and design, our implementation of the controls and the effect of the controls on the information generated for use in our reports. In the course of the evaluation, we review and identify data errors and control problems, if any, and seek to confirm, as applicable, that appropriate corrective actions, including process improvements, have been undertaken. This type of evaluation is performed on a quarterly basis so that the conclusions of our CEO and CFO, regarding the effectiveness of our disclosure controls and procedures can be reported in our periodic reports filed with the Securities and Exchange Commission on Forms 10-Q, 10-K, and others as may be required from time to time.

Based upon the management's evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective as of December 31, 2012.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, our CEO and CFO, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Management evaluated and assessed our internal control over financial reporting as of December 31, 2012, the end of our fiscal year. Management, with the participation of our CEO and CFO, evaluated our internal control over financial reporting using the framework and on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment.

Based on management's evaluation of our internal control over financial reporting, management concluded that, as of December 31, 2012, our internal control over financial reporting was effective. Ernst & Young LLP, the independent registered public accounting firm that audited our financial statements included in this Annual Report on Form 10-K, has audited our internal control over financial reporting as of December 31, 2012, and has issued an attestation report on our internal control over financial reporting, as reflected in its attestation report appearing herein.

Inherent Limitations on Effectiveness of Controls

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within a company have been detected. Moreover, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Accordingly, our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of our disclosure system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the quarter ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

Certain information required by Part III is omitted from this Annual Report on Form 10-K and is incorporated herein by reference from our definitive proxy statement relating to our 2013 annual meeting of stockholders, pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, also referred to in this Annual Report on Form 10-K as our 2013 Proxy Statement, which we expect to file with the SEC no later than April 30, 2013.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information appearing in our 2013 Proxy Statement under the following headings is incorporated herein by reference:

- "Proposal One — Election of Directors"
- "Board of Directors and Corporate Governance — Committees of the Board"
- "Section 16(a) Beneficial Ownership Reporting Compliance"

The information under the heading "*Executive Officers of the Registrant*" in Item 1 of this Annual Report on Form 10-K is also incorporated by reference in this Item 10.

In April 2005, our Board of Directors adopted the LeapFrog Code of Business Conduct and Ethics, which applies to all of our employees and directors, including our CEO, CFO, who is our principal financial officer, and our Vice President, Corporate Controller, who is our principal accounting officer. In August 2006, our Board adopted a number of versions of our Code of Business Conduct and Ethics that are specifically tailored to the various international locations in which we have operations. The United States and international versions of our Code of Business Conduct and Ethics are posted in the investor relations section of our website at *www.leapfroginvestor.com* under the heading "Corporate Governance." If we make any substantive amendments to our Code of Business Conduct and Ethics or grant any waiver therefrom to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on the investor relations section of our website at *www.leapfroginvestor.com* under the heading "Corporate Governance."

ITEM 11. EXECUTIVE COMPENSATION

The information appearing in our 2013 Proxy Statement under the following headings is incorporated herein by reference:

- "Director Compensation"
- "Board of Directors and Corporate Governance — Committees of the Board — Compensation Committee" and "Compensation Committee Interlocks and Insider Participation"
- "Executive Compensation"

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information appearing in our 2013 Proxy Statement under the following heading is incorporated herein by reference:

- "Security Ownership of Certain Beneficial Owners and Management"

Equity Compensation Plan Information

The following table shows certain information concerning our Class A common stock reserved for issuance in connection with our 2002 EIP, 2011 EIP, NEDSAP and ESPP, as of December 31, 2012:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders . . .	7,399,672	$5.74	10,480,640(1)
Equity compensation plans not approved by security holders	—	—	—
TOTAL	7,399,672	$5.74	10,480,640

(1) Includes 1,145,853 shares reserved for issuance under our ESPP, 9,294,507 shares reserved for issuance under our 2011 EIP, and 40,280 shares reserved for issuance under our NEDSAP.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information appearing in our 2013 Proxy Statement under the following headings is incorporated herein by reference:

- "Transactions with Related Persons"
- "Board of Directors and Corporate Governance — Independence of the Board of Directors"
- "Board of Directors and Corporate Governance — Committees of the Board"

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information appearing in our 2013 Proxy Statement under the headings "Proposal Two — Ratification of Selection of Independent Registered Public Accounting Firm — Independent Registered Public Accounting Firm Fee Information" and "Pre-Approval Procedures of Audit and Non-Audit Services by the Independent Registered Accounting Firm" is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(1) Financial Statements: The following are filed as a part of Item 8 of this Annual Report on Form 10-K:

(2) Financial Statement Schedules: The following financial statement schedule is included as Appendix A of this Annual Report on Form 10-K:

(3) The exhibits listed in the accompanying index to exhibits are filed or incorporated by reference as part of this Annual Report on Form 10-K.

Form 10-K

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEAPFROG ENTERPRISES, INC.

By: /s/ Raymond L. Arthur

Raymond L. Arthur
Chief Financial Officer
and Principal Financial Officer

Date: March 11, 2013

POWER OF ATTORNEY

Each individual whose signature appears below constitutes and appoints John Barbour and Raymond L. Arthur, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ JOHN BARBOUR **John Barbour**	Chief Executive Officer and Director (Principal Executive Officer)	March 11, 2013
/s/ RAYMOND L. ARTHUR **Raymond L. Arthur**	Chief Financial Officer (Principal Financial Officer)	March 11, 2013
/s/ SARAH A. MASON **Sarah A. Mason**	Corporate Controller (Principal Accounting Officer)	March 11, 2013
/s/ WILLIAM B. CHIASSON **William B. Chiasson**	Chairman	March 11, 2013
/s/ THOMAS J. KALINSKE **Thomas J. Kalinske**	Vice Chairman and Director	March 11, 2013
/s/ PAUL T. MARINELLI **Paul T. Marinelli**	Director	March 11, 2013
/s/ STANLEY E. MARON **Stanley E. Maron**	Director	March 11, 2013
/s/ E. STANTON MCKEE, JR. **E. Stanton McKee, Jr.**	Director	March 11, 2013
/s/ THEODORE R. MITCHELL **Theodore R. Mitchell**	Director	March 11, 2013
/s/ RANDY O. RISSMAN **Randy O. Rissman**	Director	March 11, 2013
/s/ CADEN C. WANG **Caden C. Wang**	Director	March 11, 2013

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Original Exhibit Number	Filing Date	
3.01	Amended and Restated Certificate of Incorporation	S-1/A	333-86898	3.03	7/22/2002	
3.02	Amended and Restated Bylaws	8-K	001-31396	3.01	11/20/2012	
4.01	Form of Specimen Class A Common Stock Certificate	10-Q	001-31396	4.01	11/3/2011	
4.02	Fourth Amended and Restated Stockholders Agreement, dated as of May 30, 2003, by and among LeapFrog Enterprises, Inc. and the other persons named therein	10-Q	001-31396	4.02	8/12/2003	
10.01	Form of Indemnification Agreement entered into by LeapFrog Enterprises, Inc. with certain of its directors and executive officers	10-Q	001-31396	10.01	5/4/2007	
10.02	Net Lease, dated November 14, 2000, between Hollis Street Investors, L.L.C. and LeapFrog Enterprises, Inc., as amended	S-1	333-86898	10.02	4/24/2002	
10.03	Fifth Amendment to Lease, dated March 7, 2005, by and between Hollis Street Investors, L.L.C. and LeapFrog Enterprises, Inc.	10-K	001-31396	10.03	3/29/2005	
10.04	Sixth Amendment to Lease, dated March 22, 2006, by and between Hollis Street Investors, L.L.C. and LeapFrog Enterprises, Inc.	10-Q	001-31396	10.42	5/9/2006	
10.05	Seventh Amendment to Lease, dated December 6, 2010, by and between Hollis Street Investors, L.L.C. and LeapFrog Enterprises, Inc.	10-K	001-31396	10.05	2/29/2012	
10.06	Industrial Lease-Net by and between SP Kaiser Gateway I, LLC and LeapFrog Enterprises, Inc. dated March 31, 2004	10-Q	001-31396	10.29	5/10/2004	
10.07	Amendment No. 1 to Industrial Lease-Net by and between Campbell Hawaii Investor LLC, and LeapFrog Enterprises, Inc. dated as of March 29, 2010	10-K	001-31396	10.05	2/22/2011	
10.08*	Amended and Restated 2002 Employee Stock Purchase Plan	10-Q	001-31396	10.05	8/4/2011	
10.09*	Amended and Restated 2002 Equity Incentive Plan	10-Q	001-31396	10.01	7/28/2010	
10.10*	Form of Stock Option Agreement under the 2002 Equity Incentive Plan	10-Q	001-31396	10.01	11/9/2007	
10.11*	Form of Restricted Stock Unit Award Agreement under the 2002 Equity Incentive Plan	10-Q	001-31396	10.02	11/9/2007	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Original Exhibit Number	Filing Date	
10.12*	Amended and Restated 2002 Non-Employee Directors' Stock Award Plan	10-Q	001-31396	10.04	8/4/2011	
10.13*	Form of Stock Option Agreement (Nonstatutory Stock Option) under the 2002 Non-Employee Directors' Stock Award Plan	S-1/A	333-86898	10.09	7/5/2002	
10.14*	Form of Restricted Stock Unit Agreement under the 2002 Non-Employee Directors' Stock Award Plan	10-K	001-31396	10.14	2/29/2012	
10.15*	LeapFrog Enterprises, Inc. Amended and Restated 2011 Equity and Incentive Plan	8-K	001-31396	10.1	6/7/2012	
10.16*	Form of Stock Option Agreement under the Amended and Restated 2011 Equity and Incentive Plan	10-Q	001-31396	10.02	8/4/2011	
10.17*	Form of Restricted Stock Unit Award Agreement under the Amended and Restated 2011 Equity and Incentive Plan	10-Q	001-31396	10.03	8/4/2011	
10.18*	Certain Compensation Arrangements with Named Executive Officers†					†
10.19*	Summary Description of the 2011 Cash Bonus Plan for Executive Officers	10-Q	001-31396	10.06	8/4/2011	
10.20*	Executive Management Severance and Change in Control Benefit Plan	10-K	001-31396	10.15	2/22/2011	
10.21*	Compensation Arrangements between LeapFrog Enterprises, Inc. and its Board of Directors††					††
10.22*	Amendment to Executive Management Severance and Change in Control Benefit Plan dated March 30, 2010 between Michael J. Dodd and LeapFrog Enterprises, Inc.	10-Q	001-31396	10.05	5/4/2010	
10.23*	Letter Agreement with Michael J. Dodd dated September 29, 2010	10-Q	001-31396	10.01	11/2/2010	
10.24*	Employment Agreement, dated as of February 27, 2011, between LeapFrog Enterprises, Inc. and John Barbour	8-K	001-31396	10.2	2/28/2011	
10.25*	Employment Agreement, dated as of October 1, 2008, between LeapFrog Enterprises, Inc. and Christopher Spalding					X
10.26*	Amendment to Employment Agreement, dated as of October 3, 2008, between LeapFrog Enterprises, Inc. and Christopher Spalding					X
10.27*	Offer Letter, dated May 25, 2012, by and between LeapFrog Enterprises, Inc. and Gregory B. Ahearn	10-Q	001-31396	10.02	8/6/2012	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Original Exhibit Number	Filing Date	
10.28*	Offer Letter, dated July 5, 2012, by and between LeapFrog Enterprises, Inc. and Raymond L. Arthur	10-Q	001-31396	10.03	8/6/2012	
10.29	Technology License Agreement by and between LeapFrog Enterprises, Inc. and Anoto AB, among other parties, dated as of January 25, 2004**	10-K	001-31396	10.27	2/22/2010	
10.30	Amendment No. 1 to Technology License Agreement by and between LeapFrog Enterprises, Inc. and Anoto AB, among other parties, dated December 7, 2004	10-K	001-31396	10.28	2/22/2010	
10.31	Amendment No. 2 to Technology License Agreement by and between LeapFrog Enterprises, Inc., Anoto AB and Anoto Group AB, dated as of March 25, 2005**	10-K	001-31396	10.29	2/22/2010	
10.32	Amendment No. 3 to Technology License Agreement by and between LeapFrog Enterprises, Inc., Anoto AB and Anoto Group AB, dated as of June 29, 2005**	10-K	001-31396	10.30	2/22/2010	
10.33	Amendment No. 4 to Technology License Agreement between LeapFrog Enterprises, Inc. and Anoto AB, among other parties, dated August 19, 2005**	10-K	001-31396	10.31	2/22/2010	
10.34	Amendment No. 5 to Technology License Agreement by and between LeapFrog Enterprises, Inc., Anoto AB and Anoto Group AB, dated July 27, 2006**	10-K	001-31396	10.32	2/22/2010	
10.35	Amended and Restated Loan and Security Agreement, dated as of August 13, 2009, by and among LeapFrog Enterprises, Inc., certain financial institutions and Bank of America, N.A.	10-Q	001-31396	10.02	11/3/2009	
10.36	Amendment No. 1 and Acknowledgment to Amended and Restated Loan and Security Agreement dated as of November 3, 2009 by and among LeapFrog Enterprises, Inc., certain financial institutions and Bank of America, N.A.	10-K	001-31396	10.37	2/29/2012	

Exhibit Number	Exhibit Description	Incorporated by Reference: Form	File No.	Original Exhibit Number	Filing Date	Filed Herewith
10.37	Amendment No. 2 to Amended and Restated Loan and Security Agreement dated as of January 31, 2011 by and among LeapFrog Enterprises, Inc., certain financial institutions and Bank of America, N.A.	8-K	001-31396	10.1	2/3/2011	
10.38	Amendment No. 3 to Amended and Restated Loan and Security Agreement dated as of May 1, 2012 by and among LeapFrog Enterprises, Inc., certain financial institutions and Bank of America, N.A.	10-Q	001-31396	10.01	5/7/2012	
21.01	List of Subsidiaries					X
23.01	Consent of Independent Registered Public Accounting Firm					X
24.01	Power of Attorney (see signature page to this Form 10-K)					X
31.01	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
31.02	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
32.01	Certification of the Chief Executive Officer and the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
101	The following materials from the registrant's Annual Report on Form 10-K for the year ended December 31, 2012, formatted in Extensible Business Reporting Language (XBRL), include: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Comprehensive Income, (iv) the Consolidated Statements of Stockholders' Equity, (v) the Consolidated Statements of Cash Flows, (vi) Notes to the Consolidated Financial Statements, and (vii) Schedule II – Valuation and Qualifying Accounts and Allowances (furnished herewith)					X

* Indicates management contract or compensatory plan or arrangement.

** Confidential treatment has been granted with respect to certain portions of this agreement. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

† Description contained under the heading "Executive Compensation" in the definitive proxy materials filed by LeapFrog Enterprises, Inc. with the Securities and Exchange Commission on April 19, 2012 and incorporated herein by reference.

†† Description contained under the heading "Director Compensation" in the definitive proxy materials filed by LeapFrog Enterprises, Inc. with the Securities and Exchange Commission on April 19, 2012 and incorporated herein by reference.

Form 10-K

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APPENDIX A

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS AND ALLOWANCES
(In thousands)

	Balance at Beginning of Year	Charged to Operating Expenses	Deductions, net	Balance at End of Year
Allowance for doubtful accounts receivable				
2012	$ 659	$ 3,040	$ (3,407)	$ 292
2011	$ 776	$ 417	$ (534)	$ 659
2010	$ 1,119	$ 355	$ (698)	$ 776
Allowance for promotional markdowns				
2012	$13,672	$18,236	$(18,122)	$13,786
2011	$13,692	$15,399	$(15,419)	$13,672
2010	$ 9,463	$22,588	$(18,359)	$13,692
Allowance for cooperative advertising				
2012	$ 8,620	$15,846	$(14,482)	$ 9,984
2011	$ 4,754	$10,443	$ (6,577)	$ 8,620
2010	$ 5,531	$ 6,473	$ (7,250)	$ 4,754
Allowance for chargebacks and price changes				
2012	$ 630	$ 1,873	$ (1,972)	$ 531
2011	$ 1,118	$ 1,199	$ (1,687)	$ 630
2010	$ 1,572	$ 1,168	$ (1,622)	$ 1,118
Allowance for defective products				
2012	$ 4,710	$ 8,243	$ (7,878)	$ 5,075
2011	$ 2,902	$ 9,081	$ (7,273)	$ 4,710
2010	$ 3,350	$ 6,150	$ (6,598)	$ 2,902
Allowance for sales returns				
2012	$ 6,094	$ 5,349	$ (8,193)	$ 3,250
2011	$ 2,902	$ 8,112	$ (4,920)	$ 6,094
2010	$ 4,775	$ 1,865	$ (3,738)	$ 2,902

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Exhibit 31.01

CERTIFICATION

I, John Barbour, certify that:

1. I have reviewed this annual report on Form 10-K of LeapFrog Enterprises, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 11, 2013

/s/ John Barbour

John Barbour
Chief Executive Officer

Exhibit 31.02

CERTIFICATION

I, Raymond L. Arthur, certify that:

1. I have reviewed this annual report on Form 10-K of LeapFrog Enterprises, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 11, 2013

/s/ Raymond L. Arthur

Raymond L. Arthur
Chief Financial Officer

Exhibit 32.01

CERTIFICATIONS OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

Pursuant to 18 U.S.C. Section 1350

Pursuant to the requirements set forth in Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, John Barbour, the Chief Executive Officer of LeapFrog Enterprises, Inc. (the "Company"), and Raymond L. Arthur, the Chief Financial Officer of the Company, each hereby certifies as of the date hereof and solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code that, to the best of his knowledge:

1. The Company's Annual Report on Form 10-K for the year ended December 31, 2012, to which this Certification is attached as Exhibit 32.01 (the "Annual Report"), fully complies with the requirements of Section 13(a) or Section 15(d) of the Exchange Act, as applicable; and

2. The information contained in the Annual Report fairly presents, in all material respects, the financial condition of the Company at the end of the period covered by the Annual Report and results of operations of the Company for the periods covered in the financial statements in the Annual Report.

Dated: March 11, 2013

/s/ John Barbour	/s/ Raymond L. Arthur
John Barbour Chief Executive Officer	Raymond L. Arthur Chief Financial Officer

Note: This certification accompanies the Annual Report pursuant to 18 U.S.C. Section 1350 and shall not be deemed "filed" by the Company for purposes of Section 18 of the Exchange Act, or incorporated by reference into any filing of the Company under the Exchange Act or the Securities Act of 1933, as amended, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

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LEAPFROG ENTERPRISES, INC.
6401 Hollis Street, Suite 100
Emeryville, California 94608-1463

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held On Wednesday, June 5, 2013

Dear Stockholder:

You are cordially invited to attend the annual meeting of stockholders of LeapFrog Enterprises, Inc., a Delaware corporation. The meeting will be held on Wednesday, June 5, 2013 at 9:00 a.m. pacific daylight time at our headquarters located at 6401 Hollis Street, Suite 100, Emeryville, California.

Proposals to be considered at the annual meeting:

1. Election of our board's eight nominees for director to serve for the ensuing year and until their successors are elected.
2. Ratification of the selection by the audit committee of our board of directors of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2013.

These items of business are more fully described in the proxy statement accompanying this notice. The record date for the annual meeting is April 8, 2013. Only stockholders of record at the close of business on that date may vote at the meeting or any postponement or adjournment thereof.

We are providing our stockholders with access to the proxy materials over the Internet using the "Notice and Access" delivery model established by the Securities and Exchange Commission. This permits us to conserve natural resources and reduces our printing costs, while giving our stockholders a convenient and efficient way to access our proxy materials and vote their shares. On or about April 24, 2013, we intend to mail a Notice of Internet Availability of Proxy Materials to our stockholders, informing them that our notice of annual meeting and proxy statement, annual report to stockholders and voting instructions are available on the Internet. As described in more detail in that notice, stockholders may choose to access our materials through the Internet or may request to receive paper copies of the proxy materials.

By Order of the Board of Directors

Robert L. Lattuga
Vice President and General Counsel

Emeryville, California
April 24, 2013

You are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please vote on the matters to be considered as promptly as possible in order to ensure your representation at the meeting. You may vote via the Internet or by requesting a printed copy of the proxy materials and returning the proxy card that will be mailed to you. Even if you have voted by proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.

2013 ANNUAL MEETING OF STOCKHOLDERS
NOTICE OF ANNUAL MEETING AND PROXY STATEMENT
TABLE OF CONTENTS

Proxy



6401 Hollis Street, Suite 100
Emeryville, California 94608-1463

PROXY STATEMENT
FOR THE 2013 ANNUAL MEETING OF STOCKHOLDERS

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS AND VOTING

Why did I receive a notice regarding the availability of proxy materials on the Internet?

As we have done in previous years, under rules adopted by the Securities and Exchange Commission, or SEC, we have elected to provide access to our proxy materials over the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials, or the Notice, to our stockholders of record. All stockholders will have the ability to access the proxy materials on the website referred to in the Notice or to request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice. You will not receive a printed copy of the proxy materials unless you request one in the manner set forth in the Notice. This permits us to conserve natural resources and reduces our printing costs, while giving stockholders a convenient and efficient way to access our proxy materials and vote their shares.

We intend to mail the Notice and, as required, any other printed proxy materials, on or about April 24, 2013 to all stockholders of record entitled to vote at the 2013 annual meeting of stockholders, or annual meeting.

Why are these proxy materials being made available?

We are providing you with these proxy materials because the board of directors of LeapFrog Enterprises, Inc. (which we refer to in this proxy statement as LeapFrog, the Company, we or us) is soliciting your proxy to vote at the annual meeting. You are invited to attend the annual meeting, however, you do not need to attend the meeting to vote your shares. Instead, you may simply vote your shares by proxy via the Internet or, if you receive a paper copy of the proxy statement, by completing, signing and returning a paper proxy card.

How do I attend the annual meeting?

The meeting will be held on Wednesday, June 5, 2013 at 9:00 a.m. pacific daylight time at our headquarters located at 6401 Hollis Street, Suite 100, in Emeryville, California. Directions to the annual meeting may be found at *www.leapfrog.com* under "*Company Info— Contact Us.*"

Who can vote at the annual meeting?

Only stockholders of record at the close of business on April 8, 2013, or the record date, will be entitled to vote at the annual meeting. On the record date, there were 63,689,950 shares of Class A common stock and 4,395,461 shares of Class B common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If, on April 8, 2013, your shares of LeapFrog's Class A common stock were registered directly with American Stock Transfer and Trust Company, our transfer agent for our Class A common stock, or your shares of LeapFrog's Class B common stock were registered directly with LeapFrog, then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to vote your proxy on the matters to be considered as promptly as possible in order to ensure your representation at the meeting. You may vote your proxy via the Internet or by requesting a printed copy of the proxy materials and returning the enclosed proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If, on April 8, 2013, your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and the Notice is being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent.

What am I voting on?

There are two matters scheduled for a vote and for which we are soliciting your proxy:

1. Election of our board's eight nominees for director; and
2. Ratification of the selection by the audit committee of our board of directors of Ernst & Young LLP, or Ernst & Young, as our independent registered public accounting firm for our fiscal year ending December 31, 2013.

You may either vote "For" all the nominees to the board of directors or you may "Withhold" your vote for any nominee(s) you specify. For the proposal to ratify the selection of Ernst & Young as our independent registered public accounting firm, you may vote "For" or "Against" the proposal or abstain from voting.

How do I vote?

The procedures for voting are as follows:

Voting via the Internet

You can vote your shares via the Internet by following the instructions in the Notice. The Internet voting procedures are designed to authenticate your identity and to allow you to vote your shares and confirm your voting instructions have been properly recorded. If you vote via the Internet, you do not need to mail a proxy card.

Voting by Mail

You can vote your shares by mail by requesting that a printed copy of the proxy materials be sent to your address. When you receive the proxy materials, you may fill out the proxy card enclosed therein and return it per the instructions on the card.

What if I return a proxy card or otherwise complete a ballot or give voting instructions but do not make specific choices?

If you return a signed and dated proxy card or otherwise complete a ballot or voting instructions without marking your selections, your shares will be voted, as applicable, "For" the election of all eight nominees for director and "For" the ratification of Ernst & Young as our independent registered public accounting firm for our fiscal year ending December 31, 2013. If any other matter is properly presented at the meeting, your proxy (one of the individuals named on your proxy card) will vote your shares using his best judgment.

Who is paying for this proxy solicitation?

We are paying for the entire cost of soliciting proxies. In addition to these proxy materials, our directors and employees may also solicit proxies in person, by telephone or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one Notice?

If you receive more than one Notice, your shares are registered in more than one name or are registered in different accounts. Please follow the voting instructions on the Notice and vote your shares for each name or account to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the final vote at the meeting. If you are the record holder of your shares, you may revoke your proxy in any one of four ways:

- You may submit another properly completed proxy card with a later date;
- You may grant a subsequent proxy through our Internet voting site;
- You may send a written notice that you are revoking your proxy to our Corporate Secretary at 6401 Hollis Street, Suite 100, Emeryville, California 94608-1463; or
- You may attend the annual meeting and vote in person. Simply attending the meeting will not, by itself, revoke your proxy. Please remember, as mentioned above, if you are a beneficial owner of shares you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker, bank or other agent that holds your shares in street name.

When are stockholder proposals due for next year's annual meeting?

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by December 26, 2013 to our Corporate Secretary at 6401 Hollis Street, Suite 100, Emeryville, California 94608-1463. If you wish to submit a proposal that is not to be included in next year's proxy materials or nominate a director, you must do so between December 26, 2013 and January 24, 2014. You are also advised to review our bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

What are broker non-votes? How do I vote if I hold my shares in street name?

A "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner (despite voting on at least one other proposal for which it does have discretionary authority or for which it has received instructions).

If your shares are held by your broker as your nominee (that is, in "street name"), you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares. If you do not give instructions to your broker, your broker can vote your shares with respect to routine "discretionary" items, but not with respect to "non-discretionary" items under the rules of the New York Stock Exchange, or NYSE, on which your broker may vote shares held in street name in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the shares will be treated as broker non-votes. Under NYSE rules, elections of directors are considered to be non-routine and, therefore, brokers and other nominees will not be able to vote in the election of directors unless they receive instructions from the beneficial owners of the shares.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "For" and "Withhold" votes and any broker non-votes for the election of directors. Broker non-votes will not count for or against any nominees.

With respect to the ratification of Ernst & Young, the inspector of election will separately count "For" and "Against" votes. Abstentions will be counted towards the vote total for the proposal, and will have the same effect as "Against" votes. Broker non-votes will have no effect and will not be counted towards the vote total for the proposal.

How many votes are needed to approve each of the proposals?

- **Proposal 1 — Election of our eight nominees for director.** The eight nominees receiving the most "For" votes (among votes properly cast in person or by proxy) will be elected. Broker non-votes will have no effect.
- **Proposal 2 — Ratification of the selection by the audit committee of our board of directors of Ernst & Young LLP as the independent registered public accounting firm of LeapFrog for our fiscal year ending December 31, 2013.** This proposal must receive a "For" vote from the holders of a majority of the voting power present and entitled to vote either in person or by proxy on the proposal. If you "Abstain" from voting, it will have the same effect as an "Against" vote.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if at the meeting there is present in person, by remote communication or represented by proxy the holders of stock representing a majority of the voting power of all outstanding shares of stock entitled to vote. On the record date, there were 63,689,950 shares of Class A common stock outstanding and 4,395,461 shares of Class B common stock outstanding, all of which are entitled to vote and represent a total 107,644,560 votes. Thus, holders of shares representing at least 53,822,281 votes must be present in person or represented by proxy at the meeting to have a quorum.

Shares that are voted in person, by remote communication or by proxy are treated as being present at the meeting for purposes of establishing a quorum. Abstentions and broker non-votes will also be counted for purposes of calculating whether a quorum is present at the annual meeting. If there is no quorum, the holders of shares representing a majority of the votes present at the meeting may adjourn the meeting to another date.

How many votes do I have?

On each matter to be voted upon, for holders of our Class A common stock, you have one vote for each share of Class A common stock you owned as of April 8, 2013, and for holders of our Class B common stock, you have ten votes for each share of Class B common stock you owned as of April 8, 2013.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the annual meeting. Final voting results will be published in a current report on Form 8-K that we expect to file within four business days after the annual meeting. If final voting results are not available to us in time to file a Form 8-K within four business days after the meeting, we intend to file a Form 8-K to publish preliminary results and, within four business days after the final results are known to us, file an additional Form 8-K to publish the final results.

PROPOSAL ONE

ELECTION OF DIRECTORS

Pursuant to our certificate of incorporation, the number of authorized directors on our board of directors immediately following the 2013 annual meeting has been fixed at eight by a resolution of our board of directors. There are eight nominees for director at this annual meeting. Stockholders cannot submit proxies voting for more than eight directors. Each director to be elected will hold office until the next annual meeting of stockholders and until his successor is elected or until the director's death, resignation or removal. Each nominee listed below is currently a director of LeapFrog. Each of these nominees was elected by the stockholders except for Theodore Mitchell, who was appointed by our board of directors on June 28, 2012.

Directors are elected by a plurality of the votes properly cast in person or by proxy. The eight nominees receiving the highest number of affirmative votes will be elected. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the eight nominees named below. If any nominee becomes unavailable for election as a result of an unexpected occurrence, shares that would have been voted for such nominee will instead be voted for the election of a substitute nominee proposed by our board of directors and the nominating and corporate governance committee. Each person nominated for election has agreed to serve if elected. LeapFrog has no reason to believe that any nominee will be unable to serve.

Nominees

The following table sets forth information as of March 31, 2013, with respect to the nominees for election to our board of directors:

Name	Age	Position/Office Held with LeapFrog
John Barbour	53	Chief Executive Officer and Director
William B. Chiasson	60	Chairman of the Board
Thomas J. Kalinske	68	Vice Chairman of the Board
Stanley E. Maron	64	Director
E. Stanton McKee, Jr.	68	Director
Theodore R. Mitchell	57	Director
Randy O. Rissman	65	Director
Caden C. Wang	60	Director

Our board of directors and the nominating and corporate governance committee seek to assemble a board that possesses a diversity of background and experience in areas relevant to our business. To that end, the nominating and corporate governance committee has identified and evaluated nominees in the context of the board's overall composition, with the goal of recruiting and nominating members who complement and strengthen the skills of other members and who possess the highest personal and professional ethics, integrity and values and have demonstrated excellence in his or her field, have the ability to exercise sound business judgment and have the commitment to rigorously represent the long-term interests of the Company's stockholders. The brief biographies below include information regarding the specific and particular experience, qualifications, attributes or skills of each nominee that led the nominating and corporate governance committee to believe that, as of the date of this proxy statement, that nominee should continue to serve on the board. However, each of the members of the nominating and corporate governance committee may have a variety of reasons why he or she believes a particular person would be an appropriate board member, and these views may differ from the views of other members.

John Barbour has served as our Chief Executive Officer and as a member of our board of directors since March 2011. Prior to joining LeapFrog, he served as President of the GameHouse division of RealNetworks, Inc., a digital media company, from October 2008 to August 2010. From October 2006 to October 2008, Mr. Barbour served as the Managing Partner of Volta Capital, LLC, a strategy and investment consulting firm. From 1999 to June 2006, Mr. Barbour served in various capacities for Toys "R" Us, Inc., a retailer of children's toys and products. He served as President, Toys "R" Us U.S. from August 2004 to June 2006, as President, Toys "R" Us International and Chairman, Toys "R" Us Japan from February 2002 to August 2004, and President and Chief Executive Officer of toysrus.com from 1999 to 2002. Mr. Barbour has also held senior level positions with Hasbro, Inc., OddzOn Products, Inc., and Universal Matchbox Group, Ltd. Mr. Barbour holds a B.Sc. in Chemistry, with Honors, from the University of Glasgow.

Mr. Barbour's in-depth knowledge and experience, both in the U.S. and globally, with the products, technologies, distribution channels, and consumer preferences in our core markets provides considerable value and expertise to the board of directors. He has spent 25 years building global consumer and Internet businesses in both traditional retail and direct-to-consumer environments. He has knowledge and experience with how our largest customers operate, having led the successful turnaround of the Toys "R" Us U.S. and International divisions. He also has leadership experience at other world-class toy companies such as Hasbro, Russ Berrie and Matchbox. His online toy and gaming experience, building toysrus.com into a leading global online retailer of toys and while at the GameHouse division of RealNetworks, brings an experienced perspective necessary to the board of directors in Internet and e-commerce issues, an area that is of strategic importance to the Company.

William B. Chiasson has served as a member of our board of directors since March 2010 and as the Chairman of our board of directors since March 2011. Mr. Chiasson has served as a member of the board of directors of The ERGObaby Carrier, Inc., a designer, marketer and distributor of premium baby carriers and related products, since February 2012 and as its Chief Executive Officer since October 2012. Previously, Mr. Chiasson served as our Chief Executive Officer from September 2010 to March 2011, as President and Chief Executive Officer from March 2010 to September 2010 and as Chief Financial Officer from November 2004 to February 2010. Prior to joining LeapFrog, he served as Senior Vice President and Chief Financial Officer of Levi Strauss & Co., a marketer of apparel, from August 1998 to December 2003. From January 1988 to August 1998, Mr. Chiasson served in varying capacities with Kraft Foods, Inc., a division of Phillip Morris Companies and a manufacturer and seller of branded foods and beverages, most recently as Senior Vice President, Finance and Information Technology. From June 1979 to January 1988, Mr. Chiasson served in varying capacities with Baxter Healthcare, most recently as its Vice President and Controller for the Hospital Group. Mr. Chiasson received his B.A. from the University of Arizona and his M.B.A. from the University of Southern California.

Mr. Chiasson's ongoing leadership role at LeapFrog contributes a deep understanding of our day-to-day operations to the board of directors. He brings many years of experience with branded consumer products companies through his experience at The ERGObaby Carrier, Inc., LeapFrog, Levi Strauss & Co. and Kraft Foods, Inc. Also, his long service as a public-company executive officer gives him extensive knowledge of and experience with business operations and strategy, including compensation and corporate governance matters, finance and accounting issues, regulatory requirements, and risk awareness and management. Mr. Chiasson also offers substantial finance and strategy experience, having served as our Chief Financial Officer and as the Chief Financial Officer of Levi Strauss & Co., and in other senior financial roles at other public companies.

Thomas J. Kalinske has served on our board of directors since September 1997, and has served as the Vice Chairman of our board of directors since July 2006. He was the Chairman of our board of directors from September 1997 to February 2004. Mr. Kalinske served as our Chief Executive Officer at two different times, first from September 1997 to March 2002 and again from February 2004 to July 2006. From April 2007 to May 2008, Mr. Kalinske served as Chief Executive Officer of cFares, Inc., an online meta-search company. From 1996 to February 2004, Mr. Kalinske served as the President of Knowledge Universe (now Mounte LLC), a private company focused on building leading companies in areas relating to education, technology and career management and the improvement of individual and corporate performance. From 1990 to 1996, he served as President and Chief Executive Officer of Sega of America, a leading video game and entertainment company. Prior to that, he was President and Chief Executive Officer of the Universal Matchbox Group, a manufacturer of games, toys and children's vehicles, from 1987 to 1990. Prior to that, he served as President and Co-Chief Executive Officer of Mattel, Inc., a leading toy manufacturer and public company. He has also served as Chair of the Toy Manufacturers Association of America. Since January 2012, Mr. Kalinske has served as Executive Chairman of Global Education Learning, a startup dedicated to the online teaching of English and other subjects to children in Asia. He has also served as a member of the board of directors and on the audit committee of Cambium Learning Group, Inc., a publicly-held company that provides research-based learning solutions for at-risk and special student populations, since February 2010. Mr. Kalinske served as a director on the board of directors of Blackboard Inc., a publicly-held company that provided enterprise learning software applications, from April 2007 until its acquisition in October 2011. Mr. Kalinske earned a B.S. from the University of Wisconsin and an M.B.A. from the University of Arizona. Mr. Kalinske has served on our nominating and corporate governance committee since June 2012.

Mr. Kalinske is one of only 60 inductees in the Toy Industry Hall of Fame, which recognizes outstanding contributions and/or service to the toy industry and to the Toy Industry Association. His leadership in leading toy and education companies and his extensive experience in the areas of technology, toys, gaming and educational ventures, all align closely with LeapFrog's continuing strategic focus on technology-based multimedia learning platforms and provide the board of directors with highly specialized experience and perspective and pertinent strategic and business insight. His deep connections in the toy industry provide the board of directors and Company with access to leading companies and thought leaders worldwide. His extensive contacts in the toy and educational service industry serve both the board of directors and the nominating and corporate governance committee, where he can provide world-class assistance to the committee in the identification, review and evaluation of candidates to serve as directors of the Company. Mr. Kalinske is an independent director under Section 303A.02 of the NYSE listing standards.

Stanley E. Maron has served as a member of our board of directors since September 1997. Since 1994, Mr. Maron has served as a senior partner in the law firm of Maron & Sandler, a Professional Corporation, which he co-founded. He specializes in corporate and tax law. Prior to forming Maron & Sandler, he was a senior partner in the Los Angeles law firm of Buchalter, Nemer, Fields & Younger (now Buchalter Nemer), serving at the firm from 1975 to 1994. Mr. Maron currently serves as a director of Heron International, a privately-held European real estate development company, and also serves as an officer and director of privately-held companies affiliated with Knowledge Learning Corporation, a for-profit provider of early child care learning. Mr. Maron was previously a director of Nextera Enterprises, Inc., a consumer products company, until 2008. Mr. Maron earned a B.A. from the University of California, Berkeley and a J.D. from the University of California, Los Angeles. Mr. Maron has served on our audit committee since 2006 and on our compensation and nominating and corporate governance committees since 2008.

Mr. Maron's long tenure on our board of directors contributes continuity and a detailed understanding of LeapFrog's business and industry to our board of directors and the three committees on which he serves. His ongoing work as a senior corporate and tax attorney gives him legal expertise and experience that are valuable to the board of directors when analyzing issues that involve such legal considerations. His experience serving as a director of LeapFrog and other companies has also provided him with valuable knowledge regarding accounting and financial reporting matters. In addition, his experience as a corporate lawyer and his service as a director of other companies provides him with a broad perspective on corporate governance practices for boards of directors, knowledge and experience with board duties and responsibilities in the context of major corporate transactions and the phases of corporate existence, and insight into trends and best practices for areas like compensation and benefits, risk management and talent development. Mr. Maron is an independent director under Section 303A.02 of the NYSE listing standards, which permits him to serve on our audit committee, and he meets the new heightened NYSE independence requirements, which go into effect in July 2013, for members of the compensation committee. In addition, Mr. Maron qualifies as a "non-employee director" within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as an "outside" director within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code.

E. Stanton McKee, Jr. has served as a member of our board of directors since November 2003. From 1989 until his retirement in November 2002, Mr. McKee served in various positions at Electronic Arts Inc., a publicly-held company that develops and publishes interactive entertainment, most recently as Executive Vice President and Chief Financial and Administrative Officer. From 1982 to 1989, Mr. McKee was Chief Financial Officer of Digital Research, Inc., a privately-held developer of operating systems, computer languages and applications. Mr. McKee also served in the consulting division of Arthur Andersen for seven years. Mr. McKee served on the board of directors and as Chair of the audit committee of ArcSight, Inc., a publicly-held company that provided security and compliance management software and appliances to government and commercial entities, from February 2005 until its acquisition by Hewlett-Packard in 2010. Mr. McKee has served on numerous private company and joint venture boards and currently serves on the board of directors of several private companies. Mr. McKee earned a B.A. and an M.B.A. from Stanford University. Mr. McKee has served as the Chair of our audit committee since 2003 and as a member of our compensation committee since 2009.

Mr. McKee has extensive financial reporting, financial transaction, investor relations, and general financial and management experience, having served as a chief financial officer for more than 20 years, including more than 13 years with a publicly-held company. He has also had responsibility for manufacturing, supply chain, and some international operations, all of which are components of LeapFrog's business. He has extensive experience with mergers and acquisitions and strategic transactions having been responsible for corporate development for a number of years at Electronic Arts Inc., executing many acquisitions, investments and joint ventures, both domestically and internationally, in addition to his chief financial officer duties. His experience in the electronic game business, including both content development and retail distribution oversight, has direct applicability to LeapFrog's business. His work at Electronic Arts and his service on the boards of directors of several companies give him broad-based knowledge in corporate governance, compensation and financial matters currently faced by companies operating in industries similar to LeapFrog's. He is a financial expert as defined in applicable SEC rules, and was appointed chairman of our audit committee based on his education and substantial experience in the field. Mr. McKee is an independent director under Section 303A.02 of the NYSE listing standards, which permits him to serve on our audit committee and he meets the new heightened NYSE independence requirements, which go into effect in July 2013, for members of the compensation committee. In addition, Mr. McKee qualifies as a "non-employee director" within the meaning of Section 16 of the Exchange Act, and as an "outside" director within the meaning of Section 162(m) of the Internal Revenue Code.

Theodore R. Mitchell has served as a member of our board of directors since June 2012. Dr. Mitchell is President and Chief Executive Officer of NewSchools Venture Fund, a nonprofit venture philanthropy firm that supports both nonprofit and for-profit education entrepreneurs who are transforming public education, a position he has held since 2005. From 2008 through 2010, he also served as President of the California State Board of Education. Prior to taking the helm at NewSchools in 2005, Dr. Mitchell was President of Occidental College, a position he held from 1999 to 2005. Dr. Mitchell previously held roles as Vice Chancellor and Dean of the School of Education and Information Studies at the University of California, Los Angeles, professor and Chair of the Department of Education at Dartmouth College, and Vice President of Education and Strategic Initiatives at the J. Paul Getty Trust. He has served on a number of policy commissions, including chairing the Governor's Committee on Education Excellence and the Commission on Teacher Effectiveness for the Los Angeles Unified School District. In addition, he serves on the board of directors of Khan Academy, New Leaders for New Schools, The Teaching Channel, ConnectEd: The California Center for College and Career, and The McClatchy Company. Dr. Mitchell received his B.A., M.A., and Ph.D. from Stanford University.

The educational content of the Company's games and products is one of the pillars of the Company's strategy and a differentiating factor in our products. Dr. Mitchell has long been a leader in education reform in California, as well as nationally, and brings more than 30 years of education experience to our board of directors, including promoting innovation and excellence in education. Dr. Mitchell's presence on the board of directors gives it significant breadth of experience in a fundamental aspect of our corporate strategy as an educational entertainment company. His continued involvement in an educational venture philanthropy firm provides the board of directors access to information so it can maintain abreast of the latest developments in education. Dr. Mitchell was recommended to our board of directors by a non-management director. Dr. Mitchell is an independent director under Section 303A.02 of the NYSE listing standards.

Randy O. Rissman has served as a member of our board of directors since August 2011. Mr. Rissman is currently managing director of Leo Capital Holdings, LLC, a venture capital firm he founded in 2000, which makes early stage investments in technology and media-based companies focused on consumer Internet and mobile applications. From 2005 to 2010, he was a director of 4Kids Entertainment, Inc., a publicly-held American film and television production company. From 1978 to 1998, Mr. Rissman served as Chief Executive Officer of Tiger Electronics, Inc., an early pioneer of children's electronic gaming he co-founded, which was sold to Hasbro, Inc. in 1998. Mr. Rissman currently serves on the board of several private companies in which Leo Capital Holdings has made an investment. Mr. Rissman holds a bachelor's degree from the University of Michigan and an M.B.A. from the Harvard Business School. Mr. Rissman has served as the Chair of our compensation committee since June 2012.

Mr. Rissman brings deep experience in manufacturing and marketing branded children's products, including 20 years' experience as chief executive officer of Tiger Electronics, Inc. His long service within the toy industry gives him extensive knowledge of and experience with business operations and strategy, including strategic planning, compensation plans, and sales and marketing. Mr. Rissman also offers substantial content and production experience, having served as a director of 4Kids Entertainment, Inc. and in other senior roles at privately-funded companies focused on children's content. Mr. Rissman is an independent director under Section 303A.02 of the NYSE listing standards and he meets the new heightened NYSE independence requirements, which go into effect in July 2013, for members of the compensation committee. In addition, Mr. Rissman qualifies as a "non-employee director" within the meaning of Section 16 of the Exchange Act, and as an "outside" director within the meaning of Section 162(m) of the Internal Revenue Code.

Caden C. Wang has served as a member of our board of directors since April 2005. From June 1999 until his retirement in December 2001, Mr. Wang served as Executive Vice President and Chief Financial Officer of LVMH Moët Hennessy Louis Vuitton S.A. Selective Retailing Group, which included various international retail holdings such as DFS, Sephora and Miami Cruiseline Services. He also served as the Chief Financial Officer for DFS Group Limited, a leading luxury retailer catering to the traveling public, Gump's Corp., a luxury home furnishings and home décor retailer, and Cost Plus, Inc., a chain of specialty import/ retail stores. Since October 2003, Mr. Wang has served on the board of directors of bebe stores, inc., a publicly-held company that designs, develops and produces women's apparel and accessories, and serves as chair of its audit committee and as a member of its nominating and corporate governance committee. From August 2005 through August 2007, Mr. Wang served on the board of directors of Fossil, Inc., a publicly-held company that designs, develops, markets and distributes fashion-related consumer products, and was a member of its audit committee, nominating and corporate governance committee and a special committee advising on option backdating. He earned a B.A. and an M.B.A. from the University of California, Los Angeles. Mr. Wang has served as a member of our audit committee since 2005 and a member of our nominating and corporate governance committee since 2006 (and as the Chair since 2009). He also served as a member of our compensation committee from 2009 until 2011, and previously as a member and the Chair of our compensation committee from 2005 to 2006.

Mr. Wang has extensive accounting, financial reporting and finance experience, having served as the chief financial officer of various private companies during his career and as the chair of the audit committee of a public company. Mr. Wang's experience as an executive officer of various consumer products and retail companies and as a director of multiple public companies gives him broad-based experience in corporate governance, compensation and financial matters currently faced by public consumer products companies. In addition, Mr. Wang brings extensive knowledge of and experience with business operations and strategy from his service with these companies, including international operations. He is a financial expert, as defined in applicable SEC rules, based on his formal education and substantial experience in the field. Mr. Wang is an independent director under Section 303A.02 of the NYSE listing standards and he qualifies as a "non-employee director" within the meaning of Section 16 of the Exchange Act, which permits him to serve on the audit committee.

Required Vote

The eight nominees receiving the highest number of "FOR" votes shall be elected as directors. Under the rules of the NYSE, brokers are prohibited from giving proxies to vote on elections of directors unless the beneficial owner of such shares has given voting instructions on the matter. This means that if your broker is the record holder of your shares, you must give voting instructions to your broker with respect to the eight nominees in this Proposal One if you want your broker to vote your shares on the matter. Otherwise, your shares will be treated as broker non-votes. Broker non-votes will have no effect on the outcome of the vote.

Recommendation

The Board of Directors recommends a vote FOR each named nominee.

PROPOSAL TWO

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of our board of directors has selected Ernst & Young LLP, or Ernst & Young, as our independent registered public accounting firm for the fiscal year ending December 31, 2013, and has further directed that management submit the selection of an independent registered public accounting firm for ratification by the stockholders at the annual meeting. Ernst & Young has audited our consolidated financial statements since September 1997. Representatives of Ernst & Young are expected to be present at the annual meeting, will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither our bylaws nor other governing documents or law require stockholder ratification of the selection of Ernst & Young as our independent registered public accounting firm. However, the audit committee is submitting the selection of Ernst & Young to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the audit committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the audit committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the company and our stockholders.

Independent Registered Public Accounting Firm Fee Information

In connection with the audit of our 2013 financial statements, we expect to enter into an engagement agreement with Ernst & Young that will set forth the terms by which Ernst & Young would perform audit services for us, including responsibilities of Ernst & Young and management in the conduct of the audit and estimated fees. Our engagement agreements with Ernst & Young are typically subject to alternative dispute resolution procedures.

The following table represents aggregate fees billed or to be billed to us for services performed for the fiscal years ended December 31, 2012 and 2011, by Ernst & Young, our independent registered public accounting firm.

	Fiscal Year (in thousands)	
	2012	**2011**
Audit Fees	$847	$840
Audit-Related Fees	8	16
Tax Fees	20	76
All Other Fees	16	—
Total Fees	$891	$932

All services provided by Ernst & Young for the fiscal years ended December 31, 2012 and 2011 were approved by the audit committee.

Audit Fees

The aggregate fees billed or expected to be billed by Ernst & Young for financial audit services totaled approximately $0.8 million for 2012 and $0.8 million for 2011.

Audit-Related Fees

There were $8,000 and $16,000, respectively, in audit-related fees paid to Ernst & Young in 2012 and 2011, corresponding to fees for auditor consents prepared in connection with registration statements filed by the Company during such year.

Tax Fees

The aggregate fees billed by Ernst & Young for tax services were $20,000 for 2012 and $75,710 for 2011, and included a review of our U.S. federal and California state tax returns. In addition, our 2011 fees included a study of our 2010 research and development credits.

All Other Fees

There were $16,200 in other fees paid to Ernst & Young in 2012, which corresponded to a review of the Company's response to an SEC comment letter and specific unrelated inquiries to the audit committee. There were no other fees paid to Ernst & Young in 2011.

Pre-Approval Procedures of Audit and Non-Audit Services by the Independent Registered Public Accounting Firm

The audit committee's charter requires it to pre-approve all audit and non-audit services performed by the independent registered public accounting firm. As permitted by the charter, the audit committee has delegated to the Chair of the audit committee the authority to grant such pre-approvals, provided that all approvals made by the Chair are presented to the full audit committee for its ratification at each of its scheduled meetings. In determining whether to approve audit and non-audit services to be performed by Ernst & Young, the audit committee takes into consideration (i) the fees to be paid for such services and whether such fees would affect the independence of the independent registered public accounting firm in performing its audit function and, (ii) with respect to just non-audit services, whether the performance of such services is compatible with maintaining the independence of the independent registered public accounting firm in performing its audit function and will not include the prohibited activities set forth in Section 201 of the Sarbanes-Oxley Act of 2002. The audit committee has determined that the rendering of the services other than audit services by Ernst & Young in 2012 and 2011 was compatible with maintaining the registered public accounting firm's independence.

Required Vote

Ratification of the appointment of Ernst & Young as our independent registered public accounting firm for the fiscal year ending December 31, 2013 requires a "FOR" vote from a majority of the voting power present and entitled to vote either in person or by proxy on the proposal in order to pass. If you "Abstain" from voting, it will have the same effect as an "Against" vote. If you return a signed and dated proxy card or otherwise complete a ballot or voting instructions without marking your selections, your shares will be voted "FOR" ratification of the appointment of Ernst & Young.

Recommendation

The Board of Directors recommends a vote FOR Proposal Two.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Ownership of Our Common Stock

The following table sets forth certain information regarding the ownership of LeapFrog's Class A common stock and Class B common stock (convertible into Class A common stock) as of March 31, 2013, by: (i) each director; (ii) each of the executive officers named in the Summary Compensation Table later in this proxy statement; (iii) all executive officers and directors of LeapFrog as a group; and (iv) all those known by LeapFrog to be beneficial owners of more than five percent of our Class A or Class B common stock. Information with respect to beneficial ownership has been furnished by each director, executive officer or beneficial owner of more than five percent of the shares of our Class A or Class B common stock.

Beneficial ownership is determined in accordance with SEC rules, which generally attribute beneficial ownership of securities to each person who possesses, either solely or shared with others, the power to vote or dispose of those securities. These rules also treat as outstanding all shares of capital stock that a person would receive upon exercise of stock options held by that person that are immediately exercisable or exercisable within 60 days of March 31, 2013. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated and to the extent known, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

	Number of Shares Beneficially Owned			Percentage of Shares Beneficially Owned[1]			Percentage of Combined Voting Power of All Classes of Stock[3]
Beneficial Owner	Class A	Class B	Total	Class A	Class B	Total[2]	
Michael R. Milken[4]	1,789	3,076,516	3,078,305	*	70.0%	4.5%	28.6%
Sandra Milken[5]	—	796,335	796,335	—	18.1%	1.2%	7.4%
Lowell J. Milken[6]	284,237	532,914	817,151	*	12.1%	1.2%	5.2%
Wells Fargo & Company[7]	4,858,998	—	4,858,998	7.6%	—	7.1%	4.5%
Franklin Resources, Inc.[8]	4,410,120	—	4,410,120	6.9%	—	6.5%	4.1%
The Vanguard Group[9]	3,721,374	—	3,721,374	5.8%	—	5.5%	3.5%
Wellington Management Company LLP[10]	3,607,638	—	3,607,638	5.7%	—	5.3%	3.4%
BlackRock, Inc.[11]	3,231,510	—	3,231,510	5.1%	—	4.7%	3.0%
Gregory B. Ahearn	6,570	—	6,570	*	—	*	*
Raymond L. Arthur	23,433	—	23,433	*	—	*	*
John Barbour[12]	744,189	—	744,189	1.2%	—	1.1%	*
William B. Chiasson[13]	447,140	—	447,140	*	—	*	*
Michael J. Dodd[14]	434,695	—	434,695	*	—	*	*
Mark A. Etnyre[15]	226,521	—	226,521	*	—	*	*
Thomas J. Kalinske[16]	366,038	1,107	367,145	*	*	*	*
Paul T. Marinelli[17]	1,286,985	—	1,286,985	2.0%	—	1.9%	1.2%
Stanley E. Maron[18]	161,109	168	161,277	*	*	*	*
E. Stanton McKee, Jr.[19]	174,856	—	174,856	*	—	*	*
Theodore R. Mitchell[20]	4,607	—	4,607	*	—	*	*
David C. Nagel[21]	113,110	—	113,110	*	—	*	*
Randy O. Rissman[22]	471,857	—	471,857	*	—	*	*
Philip B. Simon[23]	1,245,547	—	1,245,547	2.0%	—	1.8%	1.2%
Christopher Spalding[24]	55,540	—	55,540	*	—	*	*
Caden C. Wang[25]	150,241	—	150,241	*	—	*	*
All directors and executive officers as a group (16 persons)[26]	4,744,545	1,275	4,745,820	7.2%	*	6.8%	4.3%

* Less than one percent.

(1) Based on 63,688,455 shares of Class A common stock and 4,395,461 shares of Class B common stock outstanding as of March 31, 2013.

(2) These percentages reflect the ownership of our Class A common stock and our Class B common stock on an as-converted basis, assuming the conversion of all Class B common stock to Class A common stock on a one-to-one basis.

(3) These percentages reflect the combined voting rights of our Class A common stock and our Class B common stock. On all matters submitted to a vote of our stockholders, our Class A common stock entitles its holders to one vote per share and our Class B common stock entitles its holders to ten votes per share.

(4) Includes 1,789 shares of Class A common stock and 3,064,937 shares of Class B common stock held directly by Mr. M. Milken and 11,579 shares of Class B common stock held indirectly by Mr. M. Milken through Hampstead Associates, LLC, which are also beneficially owned by Mr. L. Milken and over which Mr. M. Milken has shared voting and investment power. The address for Mr. M. Milken is c/o Maron & Sandler, 1250 Fourth Street, Suite 550, Santa Monica, California 90401.

(5) The address for Ms. Milken is c/o Maron & Sandler, 1250 Fourth Street, Suite 550, Santa Monica, California 90401.

(6) Includes 284,237 shares of Class A common stock and 521,335 shares of Class B common stock held directly by Mr. L. Milken and 11,579 shares of Class B common stock held indirectly by Mr. L. Milken through Hampstead Associates, LLC, which are also beneficially owned by Mr. M. Milken and over which Mr. L. Milken has shared voting and investment power. The address for Mr. L. Milken is c/o Maron & Sandler, 1250 Fourth Street, Suite 550, Santa Monica, California 90401.

(7) Based solely on information provided in a Schedule 13G filed on March 29, 2013, by Wells Fargo & Company and Wells Capital Management Incorporated, a registered investment advisor. Wells Fargo & Company has sole dispositive and voting power over 366 shares, shares voting power over 4,547,946 shares and shares dispositive power over 4,858,998 shares. Wells Capital Management Incorporated shares voting power over 1,725,880 shares and shares dispositive power over 4,305,590 shares. The address for Wells Fargo & Company is 420 Montgomery Street, San Francisco, CA 94104.

(8) Based solely on information provided in a Schedule 13G filed on February 5, 2013, by Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr. and Franklin Templeton Investments Corp. The securities reported are beneficially owned by one or more open- or closed-end investment companies or other managed accounts that are investment management clients of investments managers that are direct and indirect subsidiaries of Franklin Resources, Inc. Charles B. Johnson and Rupert H. Johnson, Jr. each own in excess of 10% of the outstanding common stock, and are the principal stockholders of Franklin Resources, Inc. Under SEC rules and regulations, Franklin Resources, Inc. and its principal stockholders may be deemed to be beneficial owners of securities held by persons and entities for whom or for which Franklin Resources, Inc. subsidiaries provide investment management services. Franklin Templeton Investments Corp. is reported as having sole voting and dispositive power over 4,410,120 shares. Each of the reporting persons disclaims any pecuniary interest in any of the securities reported therein. The address for Franklin Resources, Inc. is One Franklin Parkway, San Mateo, California 94403-1906.

(9) Based solely on information provided in a Schedule 13G filed on February 13, 2013, by The Vanguard Group. Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 67,511 shares or 0.1% of the common stock outstanding of LeapFrog as a result of its serving as investment manager of collective trust accounts. Vanguard Investments Australia, Ltd., a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 2,600 shares or 0.0% of the common stock outstanding of LeapFrog as a result of its serving as investment manager of Australian investment offerings. The address for The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

(10) Based solely on information provided in a Schedule 13G filed on February 14, 2013, by Wellington Management Company, LLP. The shares as to which the Schedule 13G, in its capacity as investment adviser, are owned of record by clients of Wellington Management. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of the shares. The address for Wellington Management Company, LLP is 280 Congress Street, Boston, MA 02210.

(11) Based solely on information provided in a Schedule 13G filed on January 30, 2013, by BlackRock, Inc. The address for BlackRock, Inc. is 40 East 52nd Street, New York, NY 10022.

(12) Includes 536,249 shares of Class A common stock issuable to Mr. Barbour upon the exercise of options that are exercisable within 60 days after March 31, 2013, and 6,250 shares of Class A common stock issuable under restricted stock unit ("RSU") awards that are scheduled to vest within 60 days after March 31, 2013.

(13) Includes 79,378 shares presently held by the William and Carol Chiasson 1999 Family Trust, a revocable trust of which Mr. Chiasson is a trustee, and 367,762 shares of Class A common stock issuable to Mr. Chiasson upon the exercise of options that are exercisable within 60 days after March 31, 2013.

(14) Includes 366,689 shares of Class A common stock issuable to Mr. Dodd upon the exercise of options that are exercisable within 60 days after March 31, 2013.

(15) Based solely on information provided by Mr. Etnyre to the Company on March 7, 2013.

(16) Includes 195,525 shares of Class A common stock issuable to Mr. Kalinske upon the exercise of options that are exercisable within 60 days after March 31, 2013.

(17) Includes 1,167,893 shares of Class A common stock held by Mollusk Holdings as of March 31, 2013, and 101,621 shares of Class A common stock issuable to Mr. Marinelli upon the exercise of options that are exercisable within 60 days after March 31, 2013. Mr. Marinelli is the Vice President of Lawrence Investments, which is one of the two managing members of Mollusk Holdings. These shares are also reported as beneficially owned by Mr. Simon, as described in footnote 23 to this table. Mr. Marinelli disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(18) Includes 116,471 shares of Class A common stock issuable to Mr. Maron upon the exercise of options that are exercisable within 60 days after March 31, 2013, and 20,000 shares of Class A common stock issuable under RSU awards that are vested, provided that pursuant to the terms of the grant, the shares will not be released by LeapFrog until three months following the expiration or termination of Mr. Maron's term on LeapFrog's board of directors.

(19) Includes 116,135 shares of Class A common stock issuable to Mr. McKee upon the exercise of options that are exercisable within 60 days after March 31, 2013, and 25,000 shares of Class A common stock issuable under RSU awards that are vested, provided that pursuant to the terms of the grant, the shares will not be released by LeapFrog until three months following the expiration or termination of Mr. McKee's term on LeapFrog's board of directors.

(20) Includes 4,607 shares of Class A common stock issuable to Dr. Mitchell upon the exercise of options that are exercisable within 60 days after March 31, 2013.

(21) Based solely on information provided in a Director Questionnaire, dated February 5, 2013, completed and executed by Dr. Nagel.

(22) Includes 31,841 shares of Class A common stock issuable to Mr. Rissman upon the exercise of options that are exercisable within 60 days after March 31, 2013.

(23) Based solely on information provided in a Director Questionnaire, dated February 5, 2013, completed and executed by Mr. Simon. Includes 77,654 shares of Class A common stock presently held by the Simon-Neben Family Trust, a revocable trust of which Mr. Simon is a trustee and 1,167,893 shares of Class A common stock held by Mollusk Holdings as of March 31, 2013. Mr. Simon is the President of Lawrence Investments, which is one of the two managing members of Mollusk Holdings. These shares are also reported as beneficially owned by Mr. Marinelli, as described in footnote 17 to this table. Mr. Simon disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(24) Includes 45,812 shares of Class A common stock issuable to Mr. Spalding upon the exercise of options that are exercisable within 60 days after March 31, 2013.

(25) Includes 121,520 shares of Class A common stock issuable to Mr. Wang upon the exercise of options that are exercisable within 60 days after March 31, 2013, and 20,000 shares of Class A common stock issuable under RSU awards that are vested, provided that pursuant to the terms of the grant, the shares will not be released by LeapFrog until three months following the expiration or termination of Mr. Wang's term on LeapFrog's board of directors.

(26) Based on all existing executive officers and directors as a group. See footnotes 12 through 25 above, as applicable. Includes 1,167,893 shares of Class A common stock held by Mollusk Holdings, as discussed in footnotes 17 and 23 above, but such amount has been included only once in the calculation even though it is attributed to two directors in the table.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Independence of the Board of Directors

On December 27, 2011, we ceased to be a "controlled company" within the meaning of the NYSE listing standards when Mollusk Holdings no longer owned more than 50% of our voting power. "Controlled company" status provided an exception to the requirements of the NYSE that a majority of the members of a listed company's board of directors qualify as "independent," as defined in the NYSE listing standards, as affirmatively determined by the board of directors, and that our compensation committee and nominating and corporate governance committee be composed entirely of independent directors. Upon the loss of our status as a controlled company, the NYSE listing requirements provide that we had one year from the date of the loss of such status to have our board of directors consist of a majority of independent directors and fully independent committees. The board of directors approved changes to the composition of its committees that took effect immediately following the election of our directors in our 2012 annual meeting of stockholders in June 2012. As a result, the Company became fully compliant with the NYSE listing requirements of having a majority of independent directors and fully independent committees at that time.

After review of all relevant transactions or relationships between each director, or any of his family members and us, our senior management and our independent registered public accounting firm, our board of directors affirmatively determined in February 2012 that all of our continuing directors are independent within the meaning of the applicable NYSE listing standards, except for Mr. Barbour, our Chief Executive Officer, Mr. Chiasson, our Chairman and former Chief Executive Officer, and Mr. Marinelli, Vice President of Lawrence Investments, which controls Mollusk Holdings. In June 2012, in connection with the appointment of Dr. Mitchell to the board of directors, the board of directors affirmatively determined Dr. Mitchell is independent within the meaning of the applicable NYSE listing standards.

Board Leadership Structure

The Company's governance documents provide the board of directors with flexibility to select the appropriate board leadership structure for the Company. In making leadership structure determinations, the board of directors considers many factors, including the specific needs of the business and what is in the best interests of the Company's stockholders. On June 5, 2013, immediately following our annual meeting of stockholders, the total size of the board of directors will be automatically reduced to eight directors. The leadership structure of our board of directors currently consists of a non-management director serving as Chairman of the Board, our chief executive officer, a Vice Chairman and, as of June 5, 2013, six other directors, including a majority of independent directors. The board of directors believes the current leadership structure provides an effective balance between deep operating experience with the Company and appropriate safeguards and oversight by independent and non-management directors, which contributes to the effectiveness of the board of directors as a whole. As a result, the board of directors believes it is the most appropriate structure for us at the present time.

William B. Chiasson serves as the Chairman of the Board. The regular duties of the Chairman of the Board are described in our bylaws, which provide that the Chairman presides over meetings of the board of directors and at meetings of our stockholders, and performs any other duties commonly incident to the office or designated by our board of directors. The Chairman role includes typical board of directors chair duties such as serving as a liaison between the other board of directors members and management, working with management and other directors to develop agendas for meetings of the board of directors, helping build consensus on proposed actions of the board of directors, and serving as the chair of meetings of the board of directors.

We believe that having a non-management Chairman serves to create an environment that is conducive to objective evaluation and oversight of management's performance and related compensation, increasing management accountability and improving the ability of the board of directors to monitor whether management's actions are in our best interests and those of our stockholders. Although he is not "independent" within the meaning of the NYSE listing standards, we believe Mr. Chiasson's familiarity with the operations and management of the Company, gained while serving as the Company's chief executive officer and chief financial officer, provides insight to the Company's strategic and operational plans and also enables him to effectively consult with senior management and members of the board of directors to facilitate regular, open and direct communication between directors and our management.

Thomas J. Kalinske, who served as our chief executive officer from September 1997 to March 2002 and again from February 2004 to July 2006, serves as the Vice Chairman of the Board. Although the role of Vice Chairman has no defined duties in our corporate governance documents, Mr. Kalinske's vast experience and contacts in the industry enable him to be an effective representative of the Company.

Board Meetings and Executive Sessions

During the fiscal year ended December 31, 2012, the board of directors held 12 meetings. Each of our incumbent directors attended at least 75% of the aggregate number of meetings of the board of directors, and of the committees on which the director served that were held during the portion of the last fiscal year in which he was a director or committee member, except for Dr. Mitchell. Dr. Mitchell was on sabbatical during the latter part of 2012 and was unable to attend some of the meetings of the board of directors during that time. Board members are expected to regularly attend all meetings of the board of directors and committees on which they serve. Directors are also invited to attend the Company's annual meeting of stockholders, but attendance is not mandatory. In 2012, only Mr. Chiasson attended the annual meeting of stockholders.

Our Chairman presides over all executive sessions of the board of directors. Since our Chairman is not an independent director under NYSE standards, for all independent executive sessions (meetings of the non-management directors who are also independent directors) of the board of directors, or if our Chairman is otherwise absent from an executive session of the board of directors, the remaining directors select a temporary chairman to lead the meeting. For executive sessions of committees, the chair of the committee presides over all executive sessions of his committee. If a committee chair is absent for a committee executive session, the remaining committee members determine as a group the presiding director for executive sessions on a case-by-case basis.

Role of Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management. The Company has built internal processes and a strong internal control environment which facilitate not only the identification and management of risks, but also regular communication with and oversight by the board of directors in this regard.

The Company's internal audit function oversees an enterprise risk management program and the Company maintains a Compliance Committee consisting of the chief financial officer, the general counsel, the vice president of human resources and the director of internal audit. The Compliance Committee reports directly to the chair of the audit committee. In addition, the Company has regular internal management disclosure committee meetings, maintains a Code of Business Conduct and Ethics, product quality standards and processes and a variety of other policies and procedures designed to control and minimize risk. Management communicates routinely with the board of directors, board committees and individual directors on the significant risks identified and how they are being managed. Directors are free to, and often do, communicate directly with senior management on these and other risk-related topics.

The board of directors implements its risk oversight function both as a whole and through delegation to board committees, which meet regularly and report back to the full board. All committees play significant roles in carrying out the risk oversight function. The board and its committees' risk oversight function includes the following:

- The board of directors monitors and evaluates the effectiveness of the Company's internal controls and the enterprise risk management program at least annually and the audit committee does so at least quarterly. At audit committee meetings, the committee reviews our risk management policies and processes and material risk exposures in depth, including financial risk exposures facing our business, in addition to monitoring our compliance with legal and regulatory requirements. Audit committee meetings generally include extensive discussion between the committee members and our internal and external auditors, legal advisors and operational leads regarding the material risks identified by these parties in their capacities as advisors to or leaders of LeapFrog, and how we plan to address them. In addition, such reviews include evaluating the effectiveness of our risk management processes and how to improve them if necessary.

- The full board of directors engages in extensive discussions with our executive team on a regular basis concerning the risks facing the Company and how best to manage them. Board of directors meetings generally include detailed discussion among board members, management and professional advisors regarding material risks we face as an enterprise, including operational and financial risks. Our management provides information to the board of directors regarding our approach to material risks, both at meetings and in regular informal discussions, and takes extensive guidance from the board of directors in decision-making with respect to such matters.
- The board of directors and audit committee generally review the disclosures in our Annual Report on Form 10-K, including the risk factors. The audit committee reviews the Annual Report on Form 10-K in detail and also reviews and discusses with management the disclosures in our Quarterly Reports on Form 10-Q and holds extensive discussions with management concerning whether all material risks have been identified. The discussion also provides a mechanism by which board members can ask questions of our executive team concerning material risks we face and how we plan to manage them, and guide management's actions with respect to such risk management.
- Our internal audit department and any internal audit consulting firm reports directly to the audit committee of the board of directors on the adequacy and effectiveness of our system of internal control and risk management systems. The audit committee guides management and board of directors decisions concerning financial and operational matters based on the reports regarding risk management priorities. This information is delivered to the audit committee during the regular portion of the meeting and in a separate discussion among our audit committee members, internal audit representatives and external auditors during executive sessions of the audit committee.
- Our compensation committee reviews our compensation philosophy and programs with our management and external compensation consultants, and, in approving such programs, considers whether and to what extent they have a potential to encourage excessive risk-taking by our employees, including our executives. In addition, the committee monitors these programs to evaluate on a regular basis whether the philosophy and programs provide an appropriate balance of incentives and do not encourage employees to take unreasonable risks.
- Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines. The committee also helps ensure that we are prepared to deal with risks and crises by evaluating the individual capabilities of the directors, nominating directors with risk management experience, recommending appropriate committee structure and composition and considering the time each director and nominee has to devote to the Company. The committee also works with our management to establish orientation programs for new directors and evaluates the effectiveness of our board of directors and its committees.

COMMITTEES OF THE BOARD

In 2012, our board of directors had three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate, to carry out its responsibilities. The following table provides membership and meeting information for each of the board committees in 2012:

Member of our board of directors in 2012	Audit	Compensation	Nominating and Corporate Governance
Thomas J. Kalinske			X(1)
Paul T. Marinelli			X(2)
Stanley E. Maron	X	X	X
E. Stanton McKee, Jr.	X*	X	
David C. Nagel		X*(2)	
Randy O. Rissman		X*(1)	
Philip B. Simon		X(2)	
Caden C. Wang	X		X*
Total meetings in fiscal 2012	5	10	4

* Committee chair in 2012

(1) Indicates committee service after June 2012.

(2) Indicates committee service until June 2012.

The board of directors concluded that each of the board members currently serving on a committee is "independent" as defined in the NYSE listing standards. The committees on which Messrs. Simon and Marinelli previously served (the compensation committee and nominating and corporate governance committee, respectively) were not required to be composed entirely of independent directors until December 27, 2012, because we were a "controlled company," as discussed in more detail above under "*Board of Directors and Corporate Governance — Board of Directors — Independence of the Board of Directors*." As the result of changes in our committee memberships, the committees consisted entirely of independent directors by June 2012, in compliance with NYSE listing standards.

Below is a description of each committee of the board of directors.

Audit Committee

The audit committee of our board of directors was established by our board of directors in accordance with Section (3)(a)(58)(A) of the Exchange Act, and oversees our corporate accounting and financial reporting process and the audits of our financial statements. For this purpose, the audit committee performs several functions. Among other things, the audit committee:

- evaluates the performance of and assesses the qualifications of the independent registered public accounting firm;
- determines the engagement of the independent registered public accounting firm;
- determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm;
- reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;
- monitors the rotation of partners of the independent registered public accounting firm on our engagement as required by law;
- confers with management and the independent registered public accounting firm regarding the effectiveness of internal control over financial reporting;
- reviews, assesses and approves the annual audit plan for our internal audit function;

- establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters;
- reviews the financial statements to be included in LeapFrog's Annual Report on Form 10-K (and recommends to the board inclusion of the audited financial statements in the annual report) and in LeapFrog's quarterly reports on Form 10-Q and other financial disclosures;
- discusses policies with respect to risk assessment and risk management;
- assists in board oversight of our compliance with legal and regulatory requirements; and
- discusses with management and the independent registered public accounting firm the results of the annual audit and the reviews of LeapFrog's quarterly financial statements.

The audit committee is currently composed of three directors: Messrs. McKee (Chair), Maron and Wang. The audit committee met five times during our 2012 fiscal year. The board has determined that all members of LeapFrog's audit committee are independent (as defined in Section 303A.02 of the NYSE listing standards) and meet the independence requirements for audit committee members as set forth in Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b) promulgated under the Exchange Act. None of our audit committee members simultaneously serves on the audit committees of more than three companies. Our board of directors has determined that Mr. McKee, the Chair of our audit committee, and Mr. Wang, each qualify as an "audit committee financial expert," as defined in applicable SEC rules. In doing so, the board of directors made a qualitative assessment of Messrs. McKee's and Wang's level of knowledge and experience based on a number of factors, including their formal education and experience, in the case of Mr. McKee, as a chief financial officer for a public reporting company, and in the case of Mr. Wang, as chief financial officer for various privately-held companies and as the chair of the audit committee of another public reporting company.

The audit committee has adopted a written audit committee charter that is posted on our website at *www.leapfroginvestor.com* under the heading "*Corporate Governance.*"

REPORT OF THE AUDIT COMMITTEE[1]

The audit committee has reviewed and discussed with LeapFrog's management the company's audited consolidated financial statements for the fiscal year ended December 31, 2012. The audit committee has also discussed with Ernst & Young LLP, the company's independent registered public accounting firm, the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

The audit committee has received and reviewed the written disclosures and the letter from Ernst & Young LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with Ernst & Young LLP its independence.

Based on the review and discussions referred to above, the audit committee recommended to the board that the audited consolidated financial statements be included in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 for filing with the Securities and Exchange Commission.

Audit Committee

E. Stanton McKee, Jr. (Chair)
Stanley E. Maron
Caden C. Wang

Proxy

(1) The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of LeapFrog under the Securities Act of 1933, as amended, or the Act, or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

Compensation Committee

The compensation committee has the authority to review and approve the overall compensation strategy and policies for LeapFrog. This role includes review and approval of corporate performance goals and objectives relevant to the compensation of our executive officers and other senior management, and the compensation and other terms of employment of our CEO. In addition, the compensation committee administers LeapFrog's equity incentive and stock purchase plans and other similar programs. The compensation committee has authority to form and delegate authority to subcommittees, as appropriate. See the section entitled "*Executive Compensation — Compensation Discussion and Analysis*" for more information about the scope of the compensation committee's work.

The performance compensation award subcommittee of the compensation committee was established to provide greater assurance that equity compensation awards would, if intended to do so, fit within the appropriate exemptions from the "short-swing profits trading" rules of the Exchange Act and the deduction limits of Section 162(m) of the Internal Revenue Code. Prior to its dissolution, the performance compensation award subcommittee was authorized to approve and grant equity awards to employees who were not within the discretionary award authority of the non-executive officer stock award committee, as well as any other equity awards or performance-based compensation awards deemed appropriate by the compensation committee or the full board of directors. Prior to its dissolution, the performance compensation award subcommittee was composed of Messrs. Nagel, McKee and Maron. Due to the change in composition of our compensation committee to consist entirely of independent directors within the meaning of Rule 303A of the NYSE listing standards, non-employee directors within the meaning of Exchange Act Rule 16b-3 and outside directors under the regulations promulgated under Section 162(m) of the Internal Revenue Code, our board of directors and the compensation committee determined that the performance compensation award subcommittee was no longer necessary and it was dissolved in June 2012.

Our board of directors had also established a non-executive officer stock award committee, the sole member of which was our CEO. Prior to its dissolution in November 2012, this committee granted equity awards to employees who were not executive officers (as that term is defined in Section 16 of the Exchange Act and Exchange Act Rule 16a-1) of the Company, provided that this committee was authorized to grant only stock awards that met the equity budget and stock award grant guidelines approved by the compensation committee. These guidelines set forth the number of shares that may be granted to persons based on job title and level and the total number of shares that may be granted in any given year. After November 2012, that power was delegated to a management committee, consisting of our CEO and our CFO, pursuant to Delaware General Corporation Law Section 257(b).

The compensation committee reviews and considers evaluations and recommendations from our CEO submitted to the compensation committee and the compensation consultant engaged by the committee with respect to the compensation of our other executive officers. The compensation committee reviews and considers evaluations and recommendations from the compensation consultant engaged by the committee and from our board of directors with respect to the compensation of our CEO. Our CEO is not present during any deliberations or decisions concerning his compensation.

The compensation committee is authorized under its charter to obtain, at the expense of the Company, advice and assistance from internal and external legal, accounting or other advisors and consultants that the compensation committee considers necessary or appropriate in the performance of its duties. During the past fiscal year, the compensation committee directly engaged Compensia, Inc. as its compensation consultant. The compensation committee requested that the compensation consultant evaluate LeapFrog's compensation practices and assist in developing and implementing our executive compensation program and philosophy. Compensia developed a compensation peer group and performed analyses of the competitive performance and compensation levels of the companies in the peer group. Having been previously engaged by the compensation committee, Compensia is familiar with LeapFrog's business operations and strategy, key performance metrics and target goals and the labor markets in which we compete. Compensia developed recommendations that were reviewed and approved by the compensation committee for 2012. The specific tasks and responsibilities in implementing the directive of the compensation committee are described in greater detail under the heading *"Compensation Discussion and Analysis"* below in this proxy statement.

Compensia (including its affiliates) did not perform any services for the Company or any of our affiliates other than compensation consulting services related to determining or recommending the form or amount of executive and director compensation, designing and implementing incentive plans and providing information on industry and peer group pay practices, which services were provided directly to the compensation committee.

Among other considerations in administering our compensation programs, the compensation committee considers whether and to what extent such programs have a potential to encourage excessive risk-taking by our employees, including our executive officers. Specific features of our compensation program and plans identified by the compensation committee as discouraging or potentially mitigating excessive risk-taking behavior include:

- Annual base salary, which is fixed compensation, constitutes the primary component of compensation for all employees, including for sales personnel and executives;
- Performance-based bonuses are primarily designed to reward corporate performance, rather than purely individual performance;
- In general, employees, including sales personnel, earn annual base salaries and are eligible for bonuses based on individual sales performance and Company performance rather than being paid on a commission basis;
- Our internal controls over financial reporting and the measurement and calculation of compensation goals, such as corporate performance measures, and other financial, operational, and compliance policies and practices are designed to prevent compensation programs from being susceptible to manipulation by any employee; and
- Our compensation programs are designed to encourage employees to remain focused on both short-term and long-term goals through the use of performance-based bonuses, which generally focus on annual performance goals, and equity awards, which typically vest over a number of years and therefore encourage employees to focus on long-term performance.

The compensation committee monitors our compensation programs to evaluate, on a regular basis, whether they provide an appropriate balance of incentives and whether they discourage employees from taking unreasonable risks. Based on these assessments in February 2012, the board of directors and the compensation committee concluded that our compensation policies and practices for our employees do not create risks that are reasonably likely to have a material adverse effect on the Company.

The compensation committee is currently composed of three directors, Messrs. Rissman (Chair), Maron, and McKee. Our board of directors has determined that all members of the compensation committee are independent (as independence is defined in the NYSE listing standards). The compensation committee met ten times during 2012. The compensation committee has adopted a written charter that is posted on our website at *www.leapfroginvestor.com* under the heading "*Corporate Governance.*"

Compensation Committee Interlocks and Insider Participation

Messrs. Rissman, Maron, McKee, Nagel and Simon served on our compensation committee during all or some portion of 2012, as indicated in the table above. During the fiscal year ended December 31, 2012, none of these directors was an officer or employee of LeapFrog or any of our subsidiaries, nor are any of these directors former officers of LeapFrog or any of our subsidiaries.

None of our other executive officers or directors serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee of the board of directors is responsible for identifying, reviewing and evaluating candidates to serve as directors on our board of directors (consistent with criteria approved by the board of directors), reviewing and evaluating incumbent directors, recommending to the board of directors for selection candidates for election to the board of directors, making recommendations to the board of directors regarding the membership of the committees of the board of directors, assessing the performance of the board of directors, reviewing the compensation paid to non-employee directors for their service on our board of directors and its committees, and developing a set of corporate governance principles.

When searching for new board members, the nominating and corporate governance committee uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The nominating and corporate governance committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the board. The nominating and corporate governance committee meets to discuss and consider the candidates' qualifications and then selects a nominee for recommendation to the board by majority vote.

The nominating and corporate governance committee will consider director candidates recommended by stockholders. The nominating and corporate governance committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether or not the candidate was recommended by a stockholder. Stockholders who wish to recommend individuals for consideration by the nominating and corporate governance committee to become nominees for election to the board for next year's annual meeting of stockholders may do so by delivering a written recommendation to the nominating and corporate governance committee at the following address: Chair of the Nominating and Corporate Governance Committee c/o Corporate Secretary of LeapFrog at 6401 Hollis Street, Suite 100, Emeryville, California 94608, by December 26, 2013. Submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating stockholder is a beneficial or record owner of our Class A or Class B common stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected.

Our nominating and corporate governance committee is currently composed of three directors, Messrs. Wang, Kalinske and Maron. The board of directors has determined that all current members of the nominating and corporate governance committee are independent (as defined in the NYSE listing standards). The nominating and corporate governance committee met four times during our 2012 fiscal year. Our nominating and corporate governance committee charter is posted on our website at *www.leapfroginvestor.com* under the heading "*Corporate Governance.*"

CORPORATE GOVERNANCE

Corporate Governance Guidelines

Our board of directors has adopted written Corporate Governance Guidelines to assure that the board of directors will have the necessary authority and practices in place to review and evaluate our business operations as needed and to make decisions that are independent of our management. The guidelines are also intended to align the interests of directors and management with those of our stockholders and set forth the role of the board of directors and guidelines for other areas of corporate practice of the Company.

The guidelines set forth the practices the board of directors intends to follow with respect to board composition and selection. The guidelines state that, when evaluating the suitability of individual candidates for board membership, the nominating and corporate governance committee, together with the board of directors, will assess the independence, character and acumen of candidates to collectively establish a diversity of background and experience in areas relevant to our business. Board membership qualifications include (i) any director "independence" requirements of the NYSE and other membership qualifications, including having sufficient time to devote to the affairs of the Company, (ii) demonstrated excellence in his or her field, (iii) having the ability to exercise sound business judgment and (iv) having the commitment to rigorously represent the long-term interests of the Company's stockholders. Candidates for director nominees are reviewed in the context of the current composition of the board of directors, the operating requirements of LeapFrog and the long-term interests of stockholders. The guidelines state that in conducting this assessment, the nominating and corporate governance committee considers diversity, age, skills, and such other factors as it deems appropriate given the current needs of the board of directors and LeapFrog, to maintain a balance of knowledge, experience and capability. In the case of incumbent directors, the nominating and corporate governance committee reviews these directors' overall service to LeapFrog during their terms, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair such directors' independence.

While our board of directors and nominating and corporate governance committee do not have a policy regarding the consideration of diversity in identifying director nominees, the guidelines allow the nominating and corporate governance committee to include in its consideration of director candidates an assessment of the current composition of the board of directors, and how it may be possible to strengthen the diversity of the board of directors by adding individuals who could add to the breadth of the overall experiences and perspectives of the board of directors. This may include selecting candidates with gender, ethnic, national or other backgrounds that are different from those already represented on the board of directors at the time of consideration.

The guidelines provide that the board of directors should have at least four regular meetings each year, although in practice the board of directors regularly holds meetings more frequently. The guidelines also provide that the board of directors and its committees may take action by unanimous written consent. The guidelines establish that members of the board of directors have complete and open access to the Company's management and employees. The guidelines also provide for an annual review of the chief executive officer's performance, as well as for the establishment of plans and policies for succession. The nominating and corporate governance committee assists the board in implementing and adhering to the guidelines.

Our Corporate Governance Guidelines, as well as the charters for each committee of the board of directors, are posted on the investor relations section of our website at *www.leapfroginvestor.com* under the heading "*Corporate Governance.*" In addition, stockholders may obtain a print copy of our Corporate Governance Guidelines as well as the charters of our audit committee, compensation committee and nominating and corporate governance committee by writing to our Corporate Secretary at 6401 Hollis Street, Suite 100, Emeryville, California 94608.

Code of Ethics

We have adopted the LeapFrog Code of Business Conduct and Ethics that applies to all officers, directors and employees. Our Code of Business Conduct and Ethics is available on the investor relations section of our website at *www.leapfroginvestor.com* under the heading "*Corporate Governance.*" Stockholders may also obtain a print copy of our Code of Business Conduct and Ethics by writing to our Corporate Secretary at 6401 Hollis Street, Suite 100, Emeryville, California 94608. If we make any substantive amendments to our Code of Business Conduct and Ethics or grant any waiver from a provision of the Code of Business Conduct and Ethics to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on the investor relations section of our website at *www.leapfroginvestor.com* under the heading "*Corporate Governance.*"

TRANSACTIONS WITH RELATED PERSONS

Related-Person Transactions Policy and Procedures

Our board of directors has approved a written policy regarding transactions with related persons that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of "related-person transactions." For purposes of our policy only, a "related-person transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) involving an amount that exceeds $120,000 in which LeapFrog and any "related person" (as defined below) are participants. Transactions involving compensation for services provided to LeapFrog as an employee, director, consultant or similar capacity by a related person are not covered by this policy. A related person is any executive officer, director, or holder of more than 5% of the stock of LeapFrog (as determined by the combined voting power of all classes of stock), including any of their immediate family members, and any entity owned or controlled by such persons.

Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to our board of directors for consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to LeapFrog of the transaction and whether any alternative transactions were available. In considering related-person transactions, the board takes into account the relevant available facts and circumstances including, but not limited to (a) the risks, costs and benefits to LeapFrog, (b) the impact on a director's independence if the related person is a director, immediate family member of a director or an entity with which a director is affiliated, (c) the terms of the transaction, (d) the availability of other sources for comparable services or products and (e) the terms available to or from, as the case may be, unrelated third parties or to or from employees generally. If a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval. The policy requires that, in determining whether to approve, ratify or reject a related-person transaction, the board of directors must look at, in light of known circumstances, whether the transaction is in, or is not inconsistent with, the best interests of LeapFrog and its stockholders, as the board of directors determines in the good-faith exercise of its discretion.

Certain Related-Person Transactions

In 2012, we purchased software products and support services from Oracle Corporation and its affiliated entities totaling approximately $2.9 million. According to a Schedule 13G filed with the SEC on February 14, 2013, Lawrence J. Ellison, Chief Executive Officer of Oracle Corporation, beneficially owned as of that date approximately 23.9% of Oracle Corporation's outstanding common stock. Mollusk Holdings is an entity controlled by Mr. Ellison. As of March 31, 2013, Mr. Ellison may be deemed to have had or shared the power to direct the voting and disposition and, therefore, to have beneficial ownership, of 1,167,893 shares of our Class A common stock, which represents approximately 1.1% of the combined voting power of our Class A common stock and Class B common stock and would, therefore, not be considered a "related person" under SEC rules. During 2012, however, and at the time that certain of the transactions described above occurred, Mr. Ellison's beneficial ownership was as high as 3,750,000 shares of our Class A common stock and 6,717,893 shares of our Class B common stock, which represented at such time approximately 42.72% of the combined voting power of our Class A common stock and Class B common stock, thus making him a "related person" under SEC rules.

STOCKHOLDER COMMUNICATION WITH DIRECTORS

LeapFrog's board of directors has adopted a formal process by which stockholders may communicate with the board of directors or any of its directors, including the Chairman, or to the non-management or independent directors generally. Stockholders and other interested parties who wish to communicate with the board of directors or any of the directors may do so by sending written communications addressed to the Corporate Secretary of LeapFrog at 6401 Hollis Street, Suite 100, Emeryville, California 94608. The board of directors has established procedures to deal with all direct communications. The board of directors has directed that all communications will be compiled by our Corporate Secretary and submitted to the board of directors or the individual directors on a periodic basis. These communications will be reviewed by our Corporate Secretary, who will determine whether they should be presented to the board of directors. The purpose of this screening is to allow the board of directors to avoid having to consider irrelevant or inappropriate communications (such as advertisements and solicitations). The screening procedures have been approved by a majority of the non-management directors of the board of directors. Directors may at any time request that we forward to them immediately all communications received by us. All communications directed to the audit committee in accordance with the procedures set forth in this paragraph that relate to accounting, internal accounting controls or auditing matters involving LeapFrog will be promptly and directly forwarded to the audit committee. A summary of these communication procedures is posted on our website at *www.leapfroginvestor.com* under the heading "*Corporate Governance*."

DIRECTOR COMPENSATION

During the fiscal year ended December 31, 2012, our non-employee directors who served during 2012 received the following compensation for their service on our board of directors.

Director Compensation for Fiscal Year 2012

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)(3)(4)	Option Awards ($)(2)(3)(4)	Total ($)
William B. Chiasson	60,000	49,982	50,016	159,998
Thomas J. Kalinske	41,593	37,492	37,506	116,591
Paul T. Marinelli	43,407	37,492	37,506	118,405
Stanley E. Maron	75,000	37,492	37,506	149,998
E. Stanton McKee, Jr.	80,000	37,492	37,506	154,998
Theodore R. Mitchell(5)(6)	10,000	100,001	99,860	209,861
David C. Nagel(7)	37,473	—	—	37,473
Randy O. Rissman	44,780	34,372	34,374	113,526
Philip B. Simon(7)	34,066	—	—	34,066
Caden C. Wang	70,000	37,492	37,506	144,998

(1) Reflects board retainer fees, as well as committee, committee chair and subcommittee retainer fees, as described more fully below under the heading "Discussion of Director Compensation."

(2) At December 31, 2012, the following non-employee directors each held stock awards and stock options covering the following aggregate numbers of shares:

	Stock Awards (number of shares)			Stock Options (number of shares)		
Name	Vested	Unvested	Total Outstanding	Vested	Unvested	Total Outstanding
William B. Chiasson	—	4,806	4,806	363,596	20,868	384,464
Thomas J. Kalinske	—	3,605	3,605	193,442	9,192	202,634
Paul T. Marinelli	—	3,605	3,605	99,538	9,192	108,730
Stanley E. Maron	20,000	3,605	23,605	114,388	9,192	123,580
E. Stanton McKee, Jr.	25,000	3,605	28,605	114,052	9,192	123,244
Theodore R. Mitchell	—	9,533	9,533	2,303	14,284	16,587
David C. Nagel	—	—	—	—	—	—
Randy O. Rissman	—	22,137	22,137	23,880	39,185	63,065
Philip B. Simon	—	—	—	—	—	—
Caden C. Wang	20,000	3,605	23,605	119,437	9,192	128,629

(3) The amounts reported for the stock awards and stock options are based on the grant date fair value computed in accordance with FASB ASC Topic 718. The assumptions made in the valuation of the stock awards and stock options are discussed in Note 13, "*Stock-Based Compensation,*" of the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2012 which was filed with the SEC on March 11, 2013.

(4) In July 2012, each of our non-employee directors elected at the 2012 annual meeting of stockholders was automatically granted an annual RSU award and stock option pursuant to either LeapFrog's Non-Employee Director Stock Award Plan or the LeapFrog 2011 Equity and Incentive Plan. The stock options were granted at an exercise price of $10.40 per share. The awards vest on May 31, 2013, the last day of the month prior to the month of our 2013 annual meeting of stockholders, which is June 5, 2013. The grant date fair value of each of these RSU awards and stock options, as calculated under FASB ASC Topic 718 for financial statement reporting purposes, was as follows:

Name	Restricted Stock Unit Awards (Number of Shares)	Grant Date Fair Value ($)	Stock Option Awards (Number of Shares)	Grant Date Fair Value ($)
William B. Chiasson	4,806	49,982	8,368	50,016
Thomas J. Kalinske	3,605	37,492	6,275	37,506
Paul T. Marinelli	3,605	37,492	6,275	37,506
Stanley E. Maron	3,605	37,492	6,275	37,506
E. Stanton McKee, Jr.	3,605	37,492	6,275	37,506
Randy O. Rissman	3,305	34,372	5,751	34,374
Caden C. Wang	3,605	37,492	6,275	37,506

(5) Reflects cash compensation paid to Dr. Mitchell for a partial year of service on our board of directors. Dr. Mitchell was appointed to our board of directors on June 28, 2012.

(6) Reflects the initial equity awards granted to Dr. Mitchell. All directors are entitled to certain initial awards upon joining the board of directors, as described more fully below under the heading "Discussion of Director Compensation."

(7) Reflects cash compensation paid for a partial year of service on our board of directors. Messrs. Nagel and Simon served on our board of directors until June 5, 2012. As a result of their departure from our board of directors, neither Dr. Nagel nor Mr. Simon received an equity award during 2012.

Discussion of Director Compensation

For 2012, we paid the following annual retainer fees to the members of our board of directors:

- Each non-employee director received an annual retainer of $40,000; except the Chairman of the board of directors who received an annual retainer of $60,000;
- Each non-employee director who served as a member of the audit committee received an annual retainer of $20,000, except the Chair of the audit committee who received an annual retainer of $30,000;
- Each non-employee director who served as a member of the compensation committee received an annual retainer of $10,000, except the Chair of the compensation committee who received an annual retainer of $15,000; and
- Each non-employee director who served as a member of the nominating and corporate governance committee received an annual retainer of $5,000, except the Chair of the nominating and corporate governance committee who received an annual retainer of $10,000.

Retainers are paid in quarterly installments in arrears. In cases where a non-employee director served for a part of the year in a capacity entitling him to a retainer, the retainer was pro-rated to reflect his period of service in that capacity. In the fiscal year ended December 31, 2012, the total cash compensation paid to non-employee directors was $496,319. The members of our board of directors are also eligible for reimbursement of their expenses incurred in attending board meetings.

Director equity awards were previously granted under LeapFrog's 2002 Non-Employee Director Stock Award Plan, or NEDSAP. In October 2011, our board of directors adopted resolutions stating that (i) upon depletion of the NEDSAP share reserve, the NEDSAP would be suspended and no new equity awards would be granted thereunder and (ii) upon suspension of the NEDSAP, all future equity awards to members of our board of directors would be made under the LeapFrog 2011 Equity and Incentive Plan, or 2011 Plan.

The NEDSAP provided for an initial stock award upon being elected to our board of directors and annual stock awards on the first day of the month following the annual meeting of stockholders each year in amounts to be determined by board resolution. In June 2011, our board of directors passed a resolution providing that the initial awards for non-employee directors would have an accounting value of $200,000 and that the annual awards for non-employee directors would have an accounting value of $75,000, except that the accounting value of the annual award to the Chairman of the Board is $100,000. For both the initial and the annual award, 50% of the value of such award is granted in the form of a stock option and 50% of such award is

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granted in the form of an RSU award. The accounting value of these stock awards is calculated using the same methodology as is applied by LeapFrog for purposes of determining the accounting charge associated with all equity awards to employees and directors. In October 2011, our board of directors adopted a resolution that this same methodology would be used to grant equity awards to directors under the 2011 Plan upon suspension of the NEDSAP.

The exercise price of stock options granted to directors is 100% of the fair market value of the Class A common stock subject to the option on the date of the option grant. Stock options granted pursuant to initial awards to directors vest in equal monthly installments over a three-year period in accordance with their terms. RSU awards granted pursuant to initial awards to directors vest as to one-third of the shares subject to such awards on each annual anniversary of the grant over a three-year period in accordance with their terms. Stock awards granted pursuant to annual awards to directors vest on the last day of the month prior to the month in which the annual meeting of stockholders occurs on the year following the year of such annual grant. For example, stock awards granted pursuant to the annual grant in 2012 will vest on May 31, 2013.

The term of stock options granted to directors is 10 years unless earlier terminated based on termination of continuous service or other conditions. In the event of a merger of LeapFrog with or into another corporation or a consolidation, acquisition of assets or other change-in-control transaction, the vesting of stock options and stock awards granted to directors will accelerate and become fully vested and immediately exercisable, if, as of the completion of the change-in-control transaction or within 12 months of such transaction, the non-employee director's service terminates, provided that such acceleration will not occur if the termination was a result of the non-employee director's resignation (other than any resignation contemplated by the terms of the change-in-control transaction or required by LeapFrog or the acquiring entity pursuant to the change in control).

As a result of the annual grants to the members of our board of directors in July 2012, the share reserve of the NEDSAP was depleted and the NEDSAP was automatically suspended. All existing awards granted under the NEDSAP will continue to be governed by the terms of the NEDSAP. Upon suspension of the NEDSAP, all equity awards to members of our board of directors are made under the 2011 Plan. All existing director awards granted under the 2011 Plan will be governed by the terms of the 2011 Plan.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Overview

This Compensation Discussion and Analysis, or CD&A, provides a detailed description of our executive compensation philosophy and program, the compensation decisions the compensation committee has made under this program and the factors considered in making those decisions. This CD&A focuses on the compensation of our "named executive officers" for 2012, who were:

Name	Title
John Barbour	Chief Executive Officer
Raymond L. Arthur	Chief Financial Officer (as of July 2012)
Mark A. Etnyre	former Chief Financial Officer (until July 2012)
Gregory B. Ahearn	Chief Marketing Officer
Michael J. Dodd	President and Chief Operating Officer
Christopher Spalding	Senior Vice President and Managing Director, EMEA

Executive Compensation Philosophy

Our philosophy is to provide total compensation to our executives, including our named executive officers, that reasonably, equitably and responsibly meets the following objectives:

- Motivates our executives to achieve or exceed established individual goals that should result in meeting or exceeding established Company operating targets and guidance provided to our analysts and stockholders;
- Aligns the current contributions of our executives with the long-term interests of our stockholders;
- Ensures an adequate portion of executive total compensation is based on the achievement of overall Company performance targets, as well as short-term and long-term individual goals;
- Provides reasonable, equitable and responsible bonus opportunities that will maintain individual executive compensation at established competitive levels for an agreed-upon peer group; and
- Avoids incenting excessive risk-taking.

We implement this philosophy through the following key principles:

- Provide a balanced mix of cash and equity-based compensation that we believe is suitable to motivate our executives to achieve our financial and strategic goals while aligning their short-term and long-term interests with the interests of our stockholders;
- Ensure that a significant portion of each executive's total compensation is "at risk," subject primarily to our overall performance and secondarily to his or her achievement of short-term and long-term individual goals;
- Pay base salaries that are competitive with the salaries in effect at companies with which we compete for talent;
- Provide annual bonus opportunities that motivate our executives to achieve or exceed established operating goals and generate rewards that maintain their total compensation at competitive market levels;
- Provide equity-based incentive compensation that motivates our executives over the long term to respond to our business opportunities and challenges as stakeholders in our Company;
- Maintain unvested equity value as a percentage of base salary at a sufficient level to provide a significant retention motivation;

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- Target the key elements of executive compensation (base salary, annual bonus opportunity and equity incentive awards) to provide total compensation packages for our executives individually and as a group at approximately the 50th percentile of our direct peer group;
- Provide flexibility such that target compensation for individual executives may vary above or below the median based on a variety of factors, such as the executive's skill set relative to his or her peers, experience and time in the executive's position, the importance of the executive's role to us, the difficulty of replacement, the executive's performance and internal pay equity considerations; and
- Ensure our compensation plans and arrangements avoid incentives that might lead to excessive risk-taking.

Executive Compensation Considerations

Role of Compensation Committee and Management

Our compensation committee is responsible for the design, implementation, and oversight of our executive compensation program. Generally, our CEO makes recommendations to the compensation committee regarding the short-term and long-term compensation for our executives, including our named executive officers (other than with respect to his own compensation). These recommendations are based on his assessment of our financial and operational results, each executive's contribution to these results, the executive's progress toward achieving his or her individual goals, and input from the compensation consultant retained by the compensation committee to provide information on competitive market practices. The compensation committee's decisions regarding our CEO's compensation are based on its assessment of our financial and operational results, his contributions to these results, and, to a lesser extent, his progress toward achieving his individual goals, and information on competitive market practices.

Role of Compensation Consultant

The compensation committee engaged Compensia, Inc., or Compensia, a national compensation consulting firm, to provide advice and guidance on our executive compensation policies and practices and to provide relevant information about the executive compensation practices of similarly situated companies. Compensia assisted in the preparation of compensation materials on executive compensation proposals in advance of compensation committee meetings, including changes to compensation levels for our executives, the design of our equity programs and other executive benefit programs. In addition, Compensia reviewed and advised the compensation committee on compensation materials relating to executive compensation prepared by management for its consideration.

As part of our annual executive compensation review process, Compensia, under the direction of the compensation committee, conducted a review of the competitiveness of our executive compensation program, including base salaries, annual bonus opportunities, equity awards, and other executive benefits, by analyzing the compensation practices of the companies in our compensation peer group (as described below), as well as data from third-party compensation surveys. The compensation committee used the results of this analysis to assess the competitiveness and risks of our executives' total compensation packages.

Based on the consideration of the various factors as set forth in the rules of the SEC, the compensation committee does not believe that its relationship with Compensia and the work of Compensia on behalf of the compensation committee has raised any conflict of interest.

Use of Competitive Data

To monitor the competitiveness of our executives' compensation, the compensation committee uses a compensation peer group that reflects the pay of executives in comparable positions at similarly situated companies. Typically, this compensation peer group, or the Peer Group, is composed of a cross-section of direct competitors, as well as companies in relevant industries with a focus on software, educational and leisure products. The Peer Group consists of both "direct peers" and "industry reference peers."

The direct peers are publicly-held companies with market capitalizations and net revenues similar to our own and which operate in relevant industries. The direct peers are companies which the compensation committee uses to determine the competitiveness of our executive and director compensation programs. To be included in the direct peer group, a company should be in the software, educational or leisure products industries, have net revenue in the range of $200 – 800 million and have a market capitalization between $200 million and $1 billion. These criteria represent general guidelines; not all of the Company's direct peers will meet all selection criteria. Given the limited number of directly comparable companies, the selection criteria have been broadened for those companies that are the closest fits from an industry perspective.

The following companies were approved by our compensation committee in February 2012 as our direct peer group for 2012:

Demand Media	JAKKS Pacific	K12
RealNetworks	Rosetta Stone	Shutterfly
Skullcandy	Take-Two Interactive Software	TiVo
Universal Electronics		

In addition, an industry reference group is used as a secondary reference point for our executive and director compensation programs to identify compensation design trends and "best practices" in our industry. For 2012, the industry reference group was comprised of Activision Blizzard, Electronic Arts, Hasbro and Mattel, companies that provide software and/or children's products. Although they operate in a relevant business or industry, these companies are included in the industry reference group rather than the direct peer group because they are significantly larger than we are and were not within the targeted range for net revenue or market capitalization.

While the compensation committee does not believe that the Peer Group data is appropriate as a stand-alone tool for setting compensation due to the unique nature of our business, it considers this information to be a valuable reference during its decision-making process. In addition to reviewing analyses of compensation data from the Peer Group, the compensation committee employs the collective experience and judgment of its members and advisors (including Compensia, management and the Company's human resource department) in determining the total compensation and the various components provided to our executives.

For 2012, the compensation committee directed Compensia to conduct an analysis of the compensation of our executives using data compiled from the Peer Group, supplemented with data from the Radford 2011 High Technology Executive Compensation Survey, a broad-based third-party survey that reflects widespread compensation practices among more than 700 high-technology companies. This analysis, which was updated in February 2012, indicated that, while cash compensation and target total cash compensation for our executives was near the market median, the value of equity awards tended to bring their target total direct compensation below the market median, as summarized in the table below.

Element of Compensation	**Percentile of the Competitive Market (average of all executives)**
Base Salary	45th percentile
Target Total Cash Compensation	55th percentile
Target Total Direct Compensation*	25th percentile

* Equals the sum of target total cash compensation and the value of annual equity awards.


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Compensation Design and Mix

Each year, the compensation committee evaluates the total compensation of our executives with respect to our overall Company performance, individual performance, changes in scope of responsibility and any changes in the competitive market for each position. The compensation committee does not have a pre-established policy or target for the allocation between cash and non-cash compensation or short-term and long-term incentive compensation. Rather, the compensation committee uses the compensation data provided by Compensia to determine the appropriate level and mix of incentive compensation, taking into consideration how that mix creates or awards incentives that might lead to excessive risk-taking. In general, the level of an executive's variable compensation opportunity (short-term and long-term incentive compensation) increases with his or her level of responsibility. However, the compensation committee is careful (i) not to increase the variable compensation component to such an extent so as to unduly increase the associated level of risk-taking behavior by our executives and (ii) to select performance criteria for the variable compensation component that aligns individual performance with long-term stockholder interest.

Risk Considerations

Members of our senior management, including the CEO, CFO and general counsel, along with members of our human resources department, with oversight by the compensation committee, reviewed our compensation programs and policies to determine whether the incentives provided by these programs and policies were appropriate or had the potential to encourage excessive risk-taking by our employees. This assessment was discussed at and in conjunction with board of directors and compensation committee meetings held in February 2012, and at a special risk review session of the board of directors in July 2012.

Our risk assessment focused on the key terms of the Company's equity compensation and variable cash compensation programs, such as bonus plans. Our compensation programs were analyzed to determine whether they introduced or encouraged excessive risk-taking or other behaviors that could have an adverse impact on our business and whether existing risk mitigation features were sufficient in light of the overall structure and composition of our compensation programs. In particular, the risk assessment focused on the ability of participants to affect the level of the variable component of their compensation and the controls over participant action and variable compensation. For more general information regarding the features of our compensation plans and programs that have been identified as discouraging or potentially mitigating excessive risk-taking behavior, see the information discussed under the heading "*Compensation Committee*" earlier in this proxy statement.

The compensation committee determined that our compensation programs do not encourage excessive risk-taking by our executives and instead encourage behaviors that support sustainable value generation.

Advisory Vote on Executive Compensation

At the time of our last advisory vote on executive compensation, at the 2011 annual meeting of stockholders, three years was selected as the preferred frequency of future say-on-pay votes by over 90% of the votes cast. Accordingly, our board of directors did not hold an advisory vote on the compensation paid to our named executive officers in 2012. Consistent with the recommendation of the stockholders, the board of directors currently plans on holding its next say-on-pay vote at our 2014 annual meeting of stockholders.

At our 2011 annual meeting of stockholders, our stockholders had the opportunity to provide an advisory vote on the compensation paid to our named executive officers, or a "say-on-pay" vote. Over 99% of the votes cast by our stockholders approved the compensation of our named executive officers, as disclosed in our 2011 proxy statement. Our board of directors and compensation committee reviewed these vote results and determined that such results affirmed stockholder support of our overall approach to executive compensation and thus we have not made any changes to our executive compensation program or related policies directly in response to the vote results.

Elements of Executive Compensation

The compensation committee uses a mix of cash and equity compensation, along with severance, health, and other benefits, to develop total compensation packages for our executives that meet our compensation objectives. The elements of our executive compensation program are:

- Base salary;
- Performance-based and other bonuses;
- Equity incentive awards;
- Severance benefits; and
- Other benefits.

Base Salary

The compensation committee reviews and adjusts, as necessary or appropriate, the base salaries of our executives, including our named executive officers, on an annual basis, and makes decisions with respect to the base salaries of new executives at the time of hire. In making its determinations, the compensation committee considers several factors, including our overall financial performance, individual performance, the executive's potential to contribute to our long-term strategic goals, his or her scope of responsibilities and experience and competitive market practices for base salary.

There were no base salary changes for our named executive officers in 2012.

Performance-Based and Other Bonuses

We use performance-based cash bonuses to drive achievement of key business results and to recognize individuals based on their contribution to those results. These bonuses are granted under the provisions of the LeapFrog 2011 Equity and Incentive Plan, or the 2011 Plan. The amount of these bonuses is determined based on a combination of the Company's performance against pre-established financial goals and each executive's performance against individual goals.

The following formula is used to calculate the performance-based bonuses awarded to each executive, including each named executive officer.

Base Salary X Target Percentage of Base Salary X Performance Multiplier (0-150%)

The target bonus percentage for our named executive officers is a percentage of their base salaries earned during the fiscal year. These target bonus percentages are established in each executive's employment agreement or offer letter (or amendment) and are based on competitive market practices for each individual's position.

The Performance Multiplier is calculated by the compensation committee based on the level of achievement of the Company's performance against pre-established financial goals and each executive's performance against his or her individual goals. The Performance Multiplier can fall within a range of 0 – 150% and is based on the goals described below.

The following table shows how the formula is applied to determine the range of the potential performance-based bonus awards under the formula for each named executive officer for 2012.

Name	Base Salary Earned in 2012	X	Bonus Target (Percentage of Salary)	X	Performance Multiplier		Potential 2012 Performance-Based Bonus
Mr. Barbour	$575,000	X	100%	X	0 – 150%	=	$0 – 862,500
Mr. Arthur	$240,625[(1)]	X	75%	X	0 – 150%	=	$0 – 270,703
Mr. Etnyre	$188,596[(2)]	X	65%	X	0 – 150%	=	$0 – 183,881
Mr. Ahearn	$284,375[(3)]	X	75%	X	0 – 150%	=	$0 – 319,922
Mr. Dodd	$408,000	X	75%	X	0 – 150%	=	$0 – 459,000
Mr. Spalding	$310,782[(4)]	X	50%	X	0 – 150%	=	$0 – 233,087

(1) Mr. Arthur's annual base salary is $525,000. The amount reported was the base salary earned by Mr. Arthur during his partial year of employment with LeapFrog in 2012, which began on July 16, 2012.

(2) The amount reported was Mr. Etnyre's base salary earned through August 6, 2012. Pursuant to the terms of his separation agreement, Mr. Etnyre was eligible to receive a prorated portion of his annual bonus through August 6, 2012.

(3) Mr. Ahearn's annual base salary is $525,000. The amount reported was the base salary earned by Mr. Ahearn during his partial year of employment with LeapFrog in 2012, which began on June 18, 2012.

(4) Assumes a conversion rate of Pounds Sterling to US Dollars of 1:1.5539.


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Performance Objectives and the Performance Multiplier

The Performance Multiplier is calculated by adding the level of achievement of the different components of the performance-based bonus objectives. For each named executive officer, the bonus objectives consisted of a Company performance component and an individual performance component. The allocation between Company and individual performance is determined by the compensation committee based on its evaluation of competitive market practices, its assessment of the amount of compensation that should be based on Company performance versus individual performance and our philosophy of mitigating excessive risk-taking. The Company performance component was further divided into two financial measures, a Net Sales component and an Operating Income component.

The allocation of the Company and individual performance objectives for each named executive officer is set forth below.

	Individual Component	+	Company Component			=	Total Performance Objectives
Name			Net Sales	+	Operating Income		
Mr. Barbour	20%	+	32%	+	48%	=	100%
Mr. Arthur	30%	+	28%	+	42%	=	100%
Mr. Etnyre	30%	+	28%	+	42%	=	100%
Mr. Ahearn	30%	+	28%	+	42%	=	100%
Mr. Dodd	30%	+	28%	+	42%	=	100%
Mr. Spalding	30%	+	28%	+	42%	=	100%

To calculate the Performance Multiplier, the percentage weight of each component is multiplied by the level of achievement of that component, as determined by the compensation committee based on its evaluation of Company and individual performance. The maximum (cap) for the Performance Multipliers is 150% (in other words, any result in the formula above 150% would still yield a Performance Multiplier of 150%).

Performance Multiplier (0-150%) = Individual Component Weight % × Level of Achievement % + Net Sales Component Weight % × Level of Achievement % + Operating Income Component Weight % × Level of Achievement %

Individual Performance Component. Executives were eligible for this portion of their target bonus, based on their individual performance against individual goals, if the Company achieved at least $30 million of operating income on a post-bonus basis. Each executive's individual goals were recommended by the CEO and approved by the compensation committee.

Individual performance goals for the executives were divided into three categories: (i) achievement of financial goals relevant to each executive's department; (ii) successful execution of specific projects relevant to each executive's department and (iii) successful execution of employee-related goals.

The compensation committee conducted an evaluation of the individual performance of each named executive officer with input from our CEO and assigned a goal completion score for each executive from 0 – 100%. The level of achievement of the individual performance goals was eligible to scale above 100% proportionally as the Achievement Level of the Company component scaled above 100%, up to a maximum of 150%. The analysis was primarily focused on overall achievement of his respective performance goals for the year, while also taking into consideration any exceptional contributions and impact that his area of responsibility had on the performance of the Company.

The Company achieved operating income in excess of $30 million after the proposed payment of this portion of the bonuses and, as a result, the executives were eligible to receive this portion of their target bonus. In addition, since the Achievement Level of the Company component was 150% (as described below), each executive's individual goal completion score was multiplied by 150% to determine the level of achievement percentage used in determining the Performance Multiplier. Based on this analysis and input from our CEO, the compensation committee established the level of achievement of each named executive officer's individual goals used in the calculation of the Performance Multiplier.

Company Component — Net Sales. A portion of each executive's bonus depended upon achievement of a specified Net Sales result. Threshold, target, and stretch levels for Net Sales were established by the compensation committee in February 2012, based on our 2012 operating plan and data regarding our financial results and business expectations as of that time, including toy industry sales growth projections and Company resources and capabilities. In addition, these levels were consistent with the relative risk acceptable to the board of directors in approving the Company's operating plan. In May 2012, the compensation committee increased the stretch goal for the Net Sales performance objective in view of the Company's strong year-to-date financial performance at that time.

The compensation committee then established achievement levels of the Net Sales objective for each potential result. In each instance, net sales achievement between the threshold, target and stretch levels would result in a ratable achievement level score for the Net Sales measure.

The Net Sales performance levels and related achievement level (for purposes of calculating the Performance Multiplier) for 2012 were as follows:

Performance Levels	Net Sales	Achievement Level
Net sales threshold	$470 million	50%
Net sales target	$495 million	100%
Net sales stretch	$540 million	150%
Actual Net Sales	$581 million	150%

When it selected net sales as a measure for the 2012 bonus awards, the compensation committee believed that the measure was appropriate because the level of our net sales would be one of the most significant measures of the type of growth necessary to increase long-term stockholder value. The threshold, target and stretch levels set represented 3.3%, 8.8% and 18.6%, respectively, year-over-year net sales growth for the Company.

The Company achieved actual net sales of $581 million in 2012, which exceeded the Net Sales stretch performance level. Since the Company component had maximum achievement levels of 150%, the achievement level for this component of the bonus was the maximum of 150%.

Company Component — Operating Income. The other portion of the Company component depended upon achievement of a specified Operating Income level. As with the Net Sales measure, threshold, target, and stretch levels for operating income were established by the compensation committee in February 2012 based on our 2012 operating plan and data regarding our financial results and business expectations as of that time, including toy industry and technology company financial benchmarks for product margin, operating expenses and operating income of as a percentage of net sales, and Company resources and capabilities. In addition, these levels were consistent with the relative risk acceptable to the board of directors in approving the Company's operating plan. In May 2012, the compensation committee increased the stretch goal for the Operating Income performance objective in view of the Company's strong year-to-date financial performance at that time.


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The compensation committee then established achievement levels for each result. In each instance, operating income achievement between the threshold, target and stretch levels would result in ratable funding achievement level score for the Operating Income measure.

The Operating Income performance levels and related achievement levels (for purposes of calculating the Performance Multiplier) for 2012 were as follows:

Performance Levels	Operating Income	Achievement Level
Operating Income threshold	$30 million	50%
Operating Income target	$37 million	100%
Operating Income stretch	$49 million	150%
Actual Operating Income	$64 million	150%

When it selected operating income as a measure for the 2012 bonus awards, the compensation committee believed that the measure was appropriate because the level of our operating income would be one of our most significant measures of the sustainability of our business results. While net sales is an important measure of Company growth, the operating income financial measure indicates the profitable and sustainable growth necessary to maintain long-term stockholder value. Operating income was weighted more highly than net sales because the board of directors had established improving the profitability of the business as a key priority.

The Company achieved actual operating income of $64 million in 2012, which exceeded the Operating Income stretch performance level. Since the Company component had maximum achievement levels of 150%, the achievement level for this portion of the Company component was the maximum of 150%.

Calculating the Performance Multiplier

Using the above formula and the level of achievement of each bonus component described above, the following Performance Multipliers were calculated for each named executive officer.

Named Executive Officer	Individual Component Weight %	X	Level of Achievement %	+	Net Sales Component Weight %	X	Level of Achievement %	+	Op. Income Component Weight %	X	Level of Achievement %	=	Performance Multiplier
Mr. Barbour	20%	X	150.0%	+	32%	X	150%	+	48%	X	150%	=	150.00%
Mr. Arthur	30%	X	130.5%	+	28%	X	150%	+	42%	X	150%	=	144.15%
Mr. Etnyre	30%	X	115.5%	+	28%	X	150%	+	42%	X	150%	=	139.65%
Mr. Ahearn	30%	X	130.5%	+	28%	X	150%	+	42%	X	150%	=	144.15%
Mr. Dodd	30%	X	135.0%	+	28%	X	150%	+	42%	X	150%	=	145.50%
Mr. Spalding	30%	X	139.5%	+	28%	X	150%	+	42%	X	150%	=	146.85%

Bonus Award Decisions

In February 2013, our CEO recommended bonus awards for each of our named executive officers for 2012 consistent with the above formulas. These recommendations were then reviewed and approved by the compensation committee. The decisions of the compensation committee were based on its analysis of the achievement of the Company performance objectives and, individually, the performance goals for each of the named executive officers. The board of directors and compensation committee had discretion to vary the amount of the bonus awards paid under the 2011 Plan to our named executive officers, but such discretion was not exercised this year.

However, in view of the exceptional financial results of the Company in 2012, which included net sales growth of 28% and operating income growth of 170% while data from NPD showed sluggish growth in toy industry sales in 2012, the compensation committee decided that, in addition to the bonuses payable under the 2011 Plan, it would grant additional discretionary bonuses to the named executive officers. In determining the size of the discretionary bonuses, the compensation committee considered each named executive officer's contribution to the Company's performance and the magnitude of the Company's overachievement of its financial objectives for 2012. The compensation committee also considered market data, including bonus size as a percentage of base salary in companies in both our direct peer group and our industry reference group.

The following table indicates the total performance-based bonus awards, discretionary bonus awards and guaranteed bonuses for our named executive officers for 2012:

Name	Eligible 2012 Base Salary	X	Target Percentage of Salary	X	Performance Multiplier	=	Actual Bonus Award for 2012 Performance	+	Discretionary Bonus	+	Guaranteed Bonus	=	Total 2012 Bonuses
Mr. Barbour	$575,000	X	100%	X	150.00%	=	$862,500	+	$230,000	+	—	=	$1,092,500
Mr. Arthur[1]	$240,625	X	75%	X	144.15%	=	$260,146	+	$ 63,164	+	$212,019	=	$ 535,329
Mr. Etnyre[2]	$188,596	X	65%	X	139.65%	=	$171,193	+	$ 42,906	+	—	=	$ 214,099
Mr. Ahearn[3]	$284,375	X	75%	X	144.15%	=	$307,445	+	$ 74,648	+	$181,731	=	$ 563,824
Mr. Dodd	$408,000	X	75%	X	145.50%	=	$445,230	+	$107,100	+	—	=	$ 552,330
Mr. Spalding	$310,782	X	50%	X	146.85%	=	$228,192	+	$195,676	+	—	=	$ 423,868

(1) Mr. Arthur's annual base salary is $525,000. The amount reported in the column entitled "Eligible 2012 Base Salary" was the base salary earned by Mr. Arthur during his partial year of employment with LeapFrog in 2012, which began on July 16, 2012. The amounts contained in "Actual Bonus Award for 2012 Performance" above reflect the bonus for Mr. Arthur prorated for the portion of the year during which he was employed at LeapFrog. Pursuant to the terms of his offer letter, Mr. Arthur was guaranteed to receive an amount equivalent to his target bonus for the year. Accordingly, $181,731 of the $260,146 2012 performance-based bonus award was guaranteed and therefore is not considered Non-Equity Plan Incentive Compensation for purposes of the Summary Compensation Table below. In addition, pursuant to the terms of his offer letter, he was also entitled to receive an amount equal to 75% of his annual base salary prorated for the portion of 2012 in which he was not employed by the Company. This amount is listed above under the column entitled "Guaranteed Bonus."

(2) Mr. Etnyre resigned as our Chief Financial Officer in July 2012 and received a severance payment in connection with his resignation, as described below. Pursuant to the terms of his separation agreement, Mr. Etnyre was eligible to receive a portion of his annual bonus prorated through August 6, 2012. The amount reported in the column entitled "Eligible 2012 Base Salary" was Mr. Etnyre's base salary earned through August 6, 2012.

(3) Mr. Ahearn's annual base salary is $525,000. The amount reported in the column entitled "Eligible 2012 Base Salary" was the base salary earned by Mr. Ahearn during his partial year of employment with LeapFrog in 2012, which began on June 18, 2012. The amounts contained in "Actual Bonus Award for 2012 Performance" above reflect the bonus for Mr. Ahearn prorated for the portion of the year during which he was employed at LeapFrog. Pursuant to the terms of his offer letter, Mr. Ahearn was entitled to receive an amount equivalent to his target bonus for the year. Accordingly $212,019 of the $307,445 2012 performance-based bonus award was guaranteed and therefore is not considered Non-Equity Plan Incentive Compensation for purposes of the Summary Compensation Table below. In addition, pursuant to the terms of his offer letter, he was also entitled to receive an amount equal to 75% of his annual base salary prorated for the portion of 2012 in which he was not employed by the Company. This amount is listed above under the column entitled "Guaranteed Bonus."

Equity Incentive Awards

We believe that equity incentives are an effective way to attract and retain talented executives, to motivate and reward them for outstanding corporate and individual performance, and to align their interests with those of our stockholders. The compensation committee considers annual grants of equity awards to our executive officers, including our named executive officers, after taking into consideration our overall performance against short-term and long-term financial and strategic goals, the executive's then-current equity holdings, his or her anticipated future contributions to our success, its assessment of the executive's potential to contribute to the long-term value of our Company and an analysis of the equity award practices of the Peer Group. In addition, the compensation committee makes initial grants of equity awards upon the initial employment of our executives, including our named executive officers, based on a variety of factors including consideration of a competitive market analysis of the Peer Group.

<u>Award Mix</u>

Typically, we grant a mix of stock options and RSUs to our executives as part of their initial compensation packages at the time of hire and, thereafter, on an annual basis. These awards are generally subject to time-based vesting requirements.

Stock Options. The compensation committee believes that stock options provide our executives with a strong incentive to focus on long-term corporate performance and the creation of stockholder value. Option grants made to our executives have an exercise price equal to 100% of the fair market value on the date of grant of the underlying Class A common stock, as defined under our 2011 Plan.

Restricted Stock Units (RSUs). RSUs represent full-value shares of Class A common stock. Our practice is to grant fewer shares under RSUs as compared to options since RSUs have a greater accounting value per share than options. Shares of our Class A common stock are not issued when an RSU award is granted. Instead, once an RSU award vests, one share of our Class A common stock is issued for each vested RSU. Until June 2012, under our 2011 Plan, when we granted RSUs, we deducted from the pool of shares available for issuance under the plan two shares for each RSU granted, compared to one share deducted for each option share granted. After June 2012, we deduct one share from the pool of shares available for issuance under the plan for each RSU granted. All awards to our named executive officers were made prior to June 2012.

The timing of equity awards is determined by the compensation committee based on its view, from time to time, regarding the sufficiency of executive equity holdings for purposes of retention and motivation. Our policy provides that the exercise price of each stock option is to be equal to the closing market price of our Class A common stock on the date of grant.

Our policy is that we will not time or select the grant dates for any stock options or other stock awards in coordination with our release of material non-public information. In addition, we have specific written policies regarding the establishment of grant dates for stock options and other stock awards made to our executive officers and employees designed to minimize the risk associated with the timing of granting stock options or other stock awards.

2012 Equity Awards

The following table indicates the initial hire and annual grants of equity awards made to our named executive officers in 2012.

	Annual Grants to Existing Named Executive Officers		Initial Grants to Newly-Hired Named Executive Officers	
Name	**Stock Option**	**RSUs**	**Stock Option**	**RSUs**
Mr. Barbour(1)	260,000	130,000	—	—
Mr. Arthur(2)	—	—	300,000	100,000
Mr. Etnyre(1)	60,000	40,000	—	—
Mr. Ahearn(2)	—	—	300,000	100,000
Mr. Spalding(1)	60,000	40,000	—	—

(1) Stock options vest in 48 equal consecutive installments on the monthly anniversary of the grant date. RSUs vest on the 1st, 2nd, 3rd and 4th yearly anniversaries of the grant date.

(2) With respect to the stock option, 25% of the shares subject to the stock option vest 12 months after the start date, and 1/36 of the remaining shares subject to the option vest each month thereafter, for 36 consecutive months. RSUs vest on the 1st, 2nd, 3rd and 4th yearly anniversaries of the hire date.

The compensation committee granted the above equity awards to Messrs. Barbour, Etnyre and Spalding in February 2012 as part of its overall compensation assessment for the year. The compensation committee believed that these awards were reasonable and necessary to sustain the principles of our compensation philosophy of providing equity-based incentive compensation that motivates our executives over the long term and maintaining unvested equity value as a percentage of base salary at a sufficient level to provide a significant retention motivation.

In July 2012, in connection with their employment as our chief financial officer and chief marketing officer, respectively, Messrs. Arthur and Ahearn were granted the above stock option and RSU award. In determining the size of these awards, the compensation committee drew upon a competitive compensation analysis prepared by Compensia and other sources of equity compensation data relevant to their respective positions. The compensation committee also took into account, in Mr. Ahearn's case, his depth of experience leading significant marketing operations and, in Mr. Arthur's case, his depth of experience leading significant financial operations. The compensation committee also considered the compensation of Messrs. Ahearn and Arthur at their respective then-current employers. The compensation committee also sought to provide awards having terms consistent with the executive compensation philosophy set forth above.

Severance Benefits

Our named executive officers are eligible to receive payments and benefits in certain circumstances in the event of their termination of employment. These payments and benefits are intended to minimize distraction and risk of departure of our executives in the event of a potential change-in-control transaction involving the Company and align our severance payments and benefits for our executives with competitive practice.

Each of our named executive officers is eligible to receive payments and benefits if we terminate his employment "without cause." In addition, each of our named executive officers except Mr. Spalding is eligible to receive payments and benefits if he resigns for "good reason." In determining amounts payable under these severance arrangements, the compensation committee took into consideration market data, including the severance practices of the companies in our Peer Group.

On June 28, 2012, Mr. Etnyre resigned as our chief financial officer, effective October 1, 2012. In connection with his termination of employment, he was eligible to receive (1) $315,000 in severance pay, which was equal to 12 months of his base salary, (2) his 2012 performance-based bonus, prorated through August 6, 2012, plus (3) reimbursement of COBRA payments for 12 months. The severance will be paid over the 12 months following his separation in the form of salary continuation, except for the portion corresponding to the 2012 performance-based bonus, which was paid in April 2013. As of December 31, 2012, Mr. Etnyre had received $65,625 in severance pay plus $2,930 in COBRA reimbursements.

For more information about the terms and conditions of our severance arrangements, see "*Potential Payments Upon Termination or Change in Control*" below.

Other Benefits

We offer our executives various benefits, including healthcare coverage and the opportunity to participate in our Section 401(k) plan and employee stock purchase plan, on the same general conditions as are made available to all our full-time employees. We do not offer our U.S. executives, or other U.S. employees, guaranteed retirement or pension benefits. However, in the absence of Section 401(k) plans in the United Kingdom, or UK, we contribute a percentage of the salary of our UK employees to individual private pension plans after three months of service on their behalf. Pursuant to the terms of Mr. Spalding's employment agreement, we contribute 10% of his salary to an individual private pension on his behalf. For more information about how this applies to our UK-based executive officer, Mr. Spalding, see "*Employment Agreements — Christopher Spalding*" below.

In view of the high cost of housing in the San Francisco Bay Area relative to other parts of the country, we offer newly-hired executives reimbursement of relocation expenses and mortgage interest differential payments, where appropriate. Typically, the amount and duration of these payments is negotiated and set forth in the new executive's employment agreement or offer letter. In 2012, we extended these benefits to Messrs. Ahearn and Arthur under the terms of their respective offer letters, and certain benefits continue with respect to Mr. Barbour. The table below summarizes payments made to Messrs. Ahearn and Arthur in this regard during 2012.

Name	Amount Paid in 2012
Mr. Ahearn	$352,312
Mr. Arthur	$ 66,387


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Although Mr. Barbour is eligible for additional relocation benefits under the terms of his employment agreement, he did not receive compensation for any relocation benefits during 2012. For more information about the payment of relocation benefits, see "*Summary Compensation Table*" below.

Except as discussed above, we do not view perquisites or other personal benefits as a significant component of our executive compensation program. However, from time to time, our board of directors may provide certain of our named executive officers with perquisites in amounts that it believes to be reasonable when it believes they may be useful in attracting, motivating, and retaining the executive talent for which we compete or that these benefits will assist our named executive officers in performing their duties and provide certain time efficiencies for our named executive officers in appropriate circumstances.

Employment Arrangements

Our U.S.-based executives are generally employed at will. In recent years, only the individual serving as our chief executive officer has had an employment agreement with the Company. In other jurisdictions, however, it is more common for employees to enter into employment agreements with their employers. Our only UK-based executive officer, Mr. Spalding, also has an employment agreement with the Company. A description of the only two employment agreements entered into by the Company with any of our named executive officers is set forth under "*Employment Arrangements*" below.

Tax and Accounting Considerations

Compliance with Internal Revenue Code Section 162(m)

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to a public reporting company for compensation exceeding $1 million paid to its chief executive officer and its three other most highly-compensated executive officers (other than its chief financial officer). This limitation applies only to compensation that is not considered to be "performance-based."

Our 2011 Plan includes various provisions designed to allow us to grant stock options and other equity awards that are designed to be "performance-based" compensation under Section 162(m), including a limitation on the maximum number of shares subject to awards that may be granted to an individual under the plan in any one year. The 2011 Plan currently includes a limit of 3.5 million shares as the maximum number of shares subject to awards that may be granted to an individual under the plan in any one year. Generally, we intend to grant stock options to our executives in a manner that is designed to satisfy the requirements for "performance-based" compensation to avoid any deduction disallowance for these awards under Section 162(m). In addition, the 2011 Plan provides for performance-based cash compensation of up to $1 million per individual per year. The performance-based awards described above were all granted under the 2011 Plan and were intended to qualify as performance-based compensation, while the discretionary and guaranteed bonuses were not.

The compensation committee believes that it is appropriate for us to retain the flexibility to pay compensation that is not necessarily deductible if it deems such compensation to be in the best interests of our company and stockholders. Accordingly, from time to time, we may pay compensation to our executives that is not deductible, including cash bonuses and equity awards.

Accounting Considerations

We follow Financial Accounting Standards Board Accounting Standards Codification Topic 718, or ASC 718, for our stock-based compensation awards. ASC 718 requires companies to measure the compensation expense for all share-based payment awards made to employees and directors, including stock options, based on the grant date "fair value" of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below, even though our executive officers may never realize any value from their awards.

REPORT OF THE COMPENSATION COMMITTEE[2]

The compensation committee has reviewed and discussed with management the Compensation Discussion & Analysis contained in this proxy statement. Based on this review and discussion, the compensation committee has recommended to the board of directors that the Compensation Discussion & Analysis be included in this proxy statement and incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

Compensation Committee

Randy O. Rissman (Chair)
Stanley E. Maron
E. Stanton McKee, Jr.

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(2) The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of LeapFrog under the Securities Act or the Exchange Act, other than LeapFrog's Annual Report on Form 10-K, where it shall be deemed to be "furnished," whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

SUMMARY COMPENSATION INFORMATION

The following table presents the compensation awarded, paid to or earned by, our named executive officers. The named executive officers for 2012 are our CEO, our current CFO, our CFO from January through July 2012 and our three other most highly-compensated executive officers who were serving as executive officers at the end of 2012. The table reports compensation for 2012 and, where the individual was a named executive officer in the relevant prior years, 2011 and 2010.

Summary Compensation Table

Name and Principal Position	Year	Salary Received ($)	Bonus ($)*	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)*	All Other Compensation ($)	Total Compensation ($)
John Barbour[3] Chief Executive Officer	2012	575,000	230,000	933,400	1,077,466	862,500[4]	8,195[5]	3,686,561
	2011	470,689	470,689	685,500	1,888,700	148,778[6]	198,059[7]	3,862,415
Raymond L. Arthur[8] Chief Financial Officer	2012	240,625	456,914	1,049,000	1,806,120	78,415[9]	66,387[10]	3,697,461
Mark A. Etnyre[11] Former Chief Financial Officer	2012	237,461	42,906	287,200	248,646	171,193[4]	101,207[12]	1,088,613
	2011	311,875	—	—	—	262,538[6]	—	574,413
	2010	291,667	—	757,750	—	54,833[13]	5,000[14]	1,109,250
Gregory B. Ahearn[15] Chief Marketing Officer	2012	284,375	468,398	1,049,000	1,806,120	95,426[9]	352,312[16]	4,055,631
Michael J. Dodd President and Chief Operating Officer	2012	408,000	107,100	—	—	445,230[4]	3,500[17]	963,830
	2011	408,000	—	—	—	398,132[6]	—	806,132
	2010	349,033	306,000	1,824,000	—	—	—	2,479,033
Christopher Spalding[18] Senior Vice President and Managing Director, EMEA	2012	310,782[19]	195,676	287,200	248,646	228,192[4]	33,995[20]	1,304,491

* The amounts reported in the "Bonus" column represent discretionary bonuses and guaranteed bonus payments made pursuant to employment agreements or similar arrangements with the named executive officer. As required under the applicable rules of the SEC, performance-based bonus payments are reported in the "Non-Equity Incentive Plan Compensation" column, to the extent that they are based upon satisfaction of pre-established performance conditions, the outcome of which was substantially uncertain at the time the performance conditions were set.

(1) The amount reported in the "Stock Awards" column is based on the grant date fair value computed in accordance with FASB ASC Topic 718. The assumptions made in the valuation of the option awards are discussed in Note 13, "Stock-Based Compensation," of the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2012.

(2) The amount reported in the "Option Awards" column is based on the grant date fair value computed in accordance with FASB ASC Topic 718. The assumptions made in the valuation of the option awards are discussed in Note 13, "Stock-Based Compensation," of the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2012.

(3) Mr. Barbour was appointed as our Chief Executive Officer in March 2011.

(4) The amount reported is the sum of 2012 bonus payments to such individual under the performance cash award provisions of our 2011 Plan for Company achievement of financial targets and personal achievement of individual performance goals.

(5) The amount reported consists of payment of Mr. Barbour's annual life insurance premiums of $4,695, as provided in his employment agreement, and $3,500 in matching contributions to his Section 401(k) savings plan account.

(6) The amount reported is the sum of bonus payments to such individual under our 2011 bonus plan for Company achievement of financial targets and personal achievement of individual performance goals.

(7) The amount reported consists of (i) compensation for Mr. Barbour for travel and temporary housing assistance in the amount of $150,000, (ii) payments for temporary housing in the amount of $15,869, (iii) relocation expense paid to a moving company of $18,000 and (iv) certain other benefits pursuant to

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his employment agreement, which include legal fees related to the negotiation of his employment agreement and annual life insurance premiums.

(8) Mr. Arthur was appointed as our Chief Financial Officer in July 2012.

(9) The amount reported represents the portion of such individual's performance-based bonus which was not guaranteed under the terms of his offer letter.

(10) The amount reported consists of: (i) a housing/travel subsidy for Mr. Arthur in the amount of $60,000, and (ii) relocation expense paid to a moving company of $6,387.

(11) Mr. Etnyre served as our Chief Financial Officer until July 2012 (although he remained employed by the Company until October 1, 2012).

(12) Mr. Etnyre received $65,625 in severance payments and $2,930 in COBRA expense reimbursement in connection with the termination of his employment in October 2012. In addition, the amount reported includes: (i) $21,658 in tax assistance (gross up) related to moving expenses previously incurred by Mr. Etnyre, (ii) $7,494 in reimbursements related to certain moving-related expenses, and (iii) $3,500 in matching contributions to his Section 401(k) savings plan account.

(13) The amount reported is the sum of bonus payments to such individual under our 2010 bonus plan for Company achievement of financial targets and personal achievement of individual goals.

(14) As a relocation benefit, Mr. Etnyre received a $2,000 per month mortgage interest subsidy for the first two years of home ownership in the San Francisco Bay Area. The final subsidy payment was made on March 15, 2010.

(15) Mr. Ahearn was appointed as our Chief Marketing Officer in June 2012.

(16) The amount reported consists of relocation expenses paid pursuant to Mr. Ahearn's offer letter, including (i) $87,500 in travel/housing subsidy, (ii) $114,441 in closing expenses for his prior residence, including real estate commission, and other costs, (iii) $13,884 in home-finding expenses, (iv) $24,273 in new home closing expenses, (v) $34,912 in household goods moving expenses, (vi) $6,088 in miscellaneous other moving expenses and (vii) $71,214 in tax assistance (gross up).

(17) Mr. Dodd received $3,500 in matching contributions to his Section 401(k) savings plan account.

(18) Mr. Spalding was not a named executive officer in 2010 or 2011.

(19) Mr. Spalding is an employee of LeapFrog Toys (UK) Limited and is paid in UK pounds sterling. The amount reported assumes a conversion rate of 1.5539.

(20) The amount reported consists of pension contributions to a private pension of $31,078 made on behalf of Mr. Spalding and the payment of $2,917 for healthcare premiums for a healthcare plan only available to director-level UK employees. The amounts reported are paid in UK pounds and assumes a conversion rate of 1.5539.

GRANTS OF PLAN-BASED AWARDS

The following table presents, for the fiscal year ended December 31, 2012, certain information regarding grants of plan-based awards to our named executive officers.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)[2]	Closing Market Price on Grant Date ($/Sh)[2]	Grant Date Fair Value of Stock and Option Awards ($)[3]
		Threshold ($)	Target ($)	Maximum ($)					
John Barbour	2/23/2012	287,500	575,000	862,500					
	3/15/2012				130,000	—	—	7.18	933,400
	3/15/2012				—	260,000	7.18	7.18	1,077,466
Raymond L. Arthur	7/16/2012[4]	393,750	393,750	483,984					
	7/16/2012				100,000	—	—	10.49	1,049,000
	7/16/2012				—	300,000	10.49	10.49	1,806,120
Mark A. Etnyre	2/23/2012	102,375	204,750	307,125					
	3/15/2012				40,000	—	—	7.18	287,200
	3/15/2012				—	60,000	7.18	7.18	248,646
Gregory B. Ahearn	6/18/2012[4]	393,750	393,750	500,391					
	7/16/2012				100,000	—	—	10.49	1,049,000
	7/16/2012				—	300,000	10.49	10.49	1,806,120
Christopher Spalding	2/23/2012	77,696	155,391	233,087					
	3/15/2012				40,000	—	—	7.18	287,200
	3/15/2012				—	60,000	7.18	7.18	248,646

(1) The figures reported reflect the estimated possible threshold, target and maximum bonus payouts under the performance cash award provisions of the 2011 Plan for the performance period beginning January 1, 2012, and ending December 31, 2012. For additional information regarding the Company's annual bonus program for 2012, please see the section, above, entitled *Executive Compensation — Compensation Discussion and Analysis — Elements of Executive Compensation — Performance-based and other bonuses*. Actual bonuses received by each Named Executive Officer for the 2012 fiscal year are reported in the Summary Compensation Table.

(2) As provided in the 2011 Plan, we grant options to purchase shares of our Class A common stock at an exercise price equal to the closing market price of our Class A common stock on the date of grant.

(3) Represents the full fair value of the option or stock award computed as of the grant date in accordance with FASB ASC Topic 718. See Note 13 of Notes to Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2012, for a discussion of assumptions made in determining the grant date fair value and compensation expense of equity awards.

(4) Pursuant to the terms of their respective offer letters, Messrs. Ahearn and Arthur were entitled to receive an amount equivalent to 100% of their target bonus for 2012, irrespective of achievement of any performance goals. This guaranteed minimum amount is set forth under the Threshold and Target columns, above. In addition, pursuant to the terms of their respective offer letters, each of Messrs. Ahearn and Arthur were entitled to participate, on a prorated basis, in an additional bonus opportunity if the Company exceeded the target level of achievement of the financial goals described in the section, above, entitled *Executive Compensation — Compensation Discussion and Analysis — Elements of Executive Compensation — Performance-based and other bonuses*. The figures reported for Messrs. Ahearn and Arthur in the Maximum column reflect the estimated possible maximum bonus payout to each such Named Executive Officer, consisting of their minimum, guaranteed bonus and the maximum additional bonus prorated for the portion of 2012 in which they were employed by LeapFrog.

EMPLOYMENT ARRANGEMENTS

Our U.S.-based executives are generally employed at will. In recent years, only the individual serving as our chief executive officer has had an employment agreement with the Company. In other jurisdictions, however, it is more common for employees to enter into employment agreements with their employers. Our only UK-based executive officer, Mr. Spalding, also has an employment agreement with the Company. Following is a description of the only two employment agreements entered into by the Company with any of our named executive officers.

John Barbour

Mr. Barbour joined the Company as our Chief Executive Officer in March 2011. He has an employment agreement with the Company which was negotiated and approved by our board of directors at that time. Mr. Barbour's employment agreement provides for an annual base salary for Mr. Barbour in the amount of $575,000 and an annual performance-based target bonus of $575,000 per year. Mr. Barbour is eligible to receive an additional bonus for exemplary performance pursuant to stretch-level objectives to be determined by our board of directors in its discretion. In addition, Mr. Barbour was eligible to receive travel and temporary housing assistance in the amount of $150,000, payable in quarterly installments, and certain relocation benefits. Mr. Barbour's employment agreement also provided for him to receive a grant of an option to purchase 850,000 shares of our Class A common stock and an RSU award covering 150,000 shares of our Class A common stock. These equity awards provide that one-fourth (1/4) of the shares subject to each award vest (and, in the case of the RSU, be delivered) upon completion of one year of continuous employment service, and one forty-eighth of the shares subject to each award vest (and, in the case of the RSUs, be delivered) upon completion of each month of continuous employment service thereafter. Mr. Barbour is eligible for vesting acceleration rights and other severance payments and benefits upon certain terminations of employment or in connection with a change in control of the Company. A summary of these arrangements is set forth below in the section entitled "*Potential Payments Upon Termination or Change in Control.*"

Christopher Spalding

Mr. Spalding joined the Company in 2008 and is currently our Senior Vice President and Managing Director, EMEA. He has an employment agreement with our UK subsidiary, LeapFrog Toys (UK) Limited, or LeapFrog UK, and is based in London. Mr. Spalding's employment agreement provides for an annual base salary in the amount of £160,000 and an annual performance-based target bonus of 30% per year. These amounts were subsequently increased to £200,000 and 50% without amendment of the employment agreement. Mr. Spalding is eligible to receive a car allowance of £8,900 per year, plus mileage reimbursement. LeapFrog UK contributes 10% of Mr. Spalding's base salary to a stakeholder non-contributory pension scheme in the UK on his behalf. Mr. Spalding is eligible for six months' notice in the event of a termination of employment, or, at LeapFrog UK's option, six months' severance. A summary of these arrangements is set forth below in the section entitled "*Potential Payments Upon Termination or Change in Control.*" The employment agreement automatically terminates when Mr. Spalding attains the age of 65.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table presents, for the fiscal year ended December 31, 2012, certain information regarding outstanding equity awards held by our named executive officers at December 31, 2012.

Outstanding Equity Awards at December 31, 2012

	Option Awards[1]				Stock Awards[1]			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
John Barbour	—	—	—	—	214,375[3]	1,850,056	—	—
	371,875	478,125[4]	4.39	3/07/2021	—	—	—	—
	48,750	211,250[5]	7.18	3/15/2022	—	—	—	—
Raymond L. Arthur	—	—	—	—	100,000[6]	863,000	—	—
	—	300,000[7]	10.49	7/15/2022	—	—	—	—
Mark A. Etnyre	—	—	—	—	—	—	—	—
	90,502	—[8]	3.79	1/15/2018	—	—	—	—
	9,104	—[9]	3.79	9/15/2018	—	—	—	—
	43,000	—[10]	2.75	5/15/2019	—	—	—	—
	24,791	—[11]	4.04	11/16/2019	—	—	—	—
	7,500	—[5]	7.18	3/15/2022	—	—	—	—
Gregory B. Ahearn	—	—	—	—	100,000[12]	863,000	—	—
	—	300,000[13]	10.49	7/15/2022	—	—	—	—
Michael J. Dodd	—	—	—	—	8,334[14]	71,922	—	—
	11,560	—[15]	3.79	4/18/2015	—	—	—	—
	7,481	—[16]	3.79	3/27/2016	—	—	—	—
	44,909	—[17]	3.79	10/30/2016	—	—	—	—
	17,235	—[18]	3.79	10/30/2016	—	—	—	—
	13,680	—[19]	3.79	10/30/2016	—	—	—	—
	23,838	—[20]	3.79	9/17/2017	—	—	—	—
	35,261	—[21]	3.79	9/15/2018	—	—	—	—
	157,922	24,178[10]	2.75	5/15/2019	—	—	—	—
	26,979	8,021[22]	4.04	11/16/2019	—	—	—	—
Christopher Spalding	—	—	—	—	49,000[23]	422,870	—	—
	4,000	—[24]	4.60	11/17/2018	—	—	—	—
	3,896	1,948[10]	2.75	5/15/2019	—	—	—	—
	4,166	4,584[22]	4.04	11/16/2019	—	—	—	—
	9,562	15,938[25]	3.87	6/14/2021	—	—	—	—
	11,250	48,750[5]	7.18	3/14/2022	—	—	—	—

(1) All options and stock awards reported in the table were granted under our 2002 Equity Incentive Plan (Prior Plan) or under our 2011 Plan as footnoted below.

(2) Calculated by multiplying the closing market price of our Class A common stock as reported by the NYSE for December 31, 2012, $8.63 per share, by the number of shares of restricted stock that had not vested as of December 31, 2012.

Proxy

(3) Represents 150,000 RSUs issued under the Prior Plan that vest over a four-year period, with 25% of the shares subject to the option vesting on the one-year anniversary of the vesting commencement date, which was March 7, 2011, and in 36 equal monthly installments thereafter; and 130,000 RSUs issued under the 2011 Plan that vest at the rate of 25% of the shares subject to the award on each of the four subsequent anniversaries of the vesting commencement date, which was March 15, 2012.

(4) Option issued under the Prior Plan vests over a four-year period, with 25% of the shares subject to the option vesting on the one-year anniversary of the vesting commencement date, which was March 7, 2011, and in 36 equal monthly installments thereafter.

(5) Option issued under the 2011 Plan vests in 48 equal monthly installments from the vesting commencement date, which was March 15, 2012.

(6) Represents 100,000 RSUs issued under the 2011 Plan that vest at the rate of 25% of the shares subject to the award on each of the four subsequent anniversaries of the vesting commencement date, which was July 16, 2012.

(7) Option issued under the 2011 Plan vests over a four-year period, with 25% of the shares subject to the option vesting on the one-year anniversary of the vesting commencement date, which was July 16, 2012, and in 36 equal monthly installments thereafter.

(8) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 100,000 shares originally issued January 15, 2008, under the Prior Plan. Option is fully vested and exercisable. The post-termination exercise period of this grant expired on February 28, 2013.

(9) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 13,750 shares originally issued September 15, 2008, under the Prior Plan. Option is fully vested and exercisable. The post-termination exercise period of this grant expired on February 28, 2013.

(10) Option issued under the Prior Plan. No portion of the option would vest until the average closing price of our Class A common stock on the NYSE across all trading days during a consecutive 90-day period that occurred after the grant date and during the term of the option equaled or exceeded $4.00 per share. This price condition was satisfied in March 2010. In addition, the option will vest over four years with 25% of the option shares vesting on the first anniversary of the vesting commencement date and the remainder of the option shares vesting in equal monthly installments thereafter. The post-termination exercise period of this grant expired on February 28, 2013.

(11) Option issued under the Prior Plan and vests over a four-year period, with 25% of the shares subject to the option vesting on the one-year anniversary of the vesting commencement date, which was November 16, 2009, and in 36 equal monthly installments thereafter. The post-termination exercise period of this grant expired on February 28, 2013.

(12) Represents 100,000 RSUs issued under the 2011 Plan that vest at the rate of 25% of the shares subject to the award on each of the four subsequent anniversaries of the vesting commencement date, which was June 18, 2012.

(13) Option issued under the 2011 Plan vests over a four-year period, with 25% of the shares subject to the option vesting on the one-year anniversary of the vesting commencement date, which was June 18, 2012, and in 36 equal monthly installments thereafter.

(14) Represents 12,500 RSUs issued under the Prior Plan that vest at the rate of 50% of the shares subject to the award one year from the vesting commencement date, which was March 15, 2010, and in 12 equal monthly installments thereafter; and 200,000 RSUs issued under the Prior Plan that vest at the rate of 50% of the shares subject to the award on January 1, 2012, and in 12 equal monthly installments thereafter.

(15) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 25,000 shares originally issued April 18, 2005, under the Prior Plan. Option is fully vested and exercisable.

(16) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 15,000 shares originally issued March 27, 2006, under the Prior Plan. Option is fully vested and exercisable.

(17) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 75,000 shares originally issued October 30, 2006, under the Prior Plan. Option is fully vested and exercisable.

(18) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 37,500 shares originally issued October 30, 2006, under the Prior Plan. Option is fully vested and exercisable.

(19) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 37,500 shares originally issued October 30, 2006, under the Prior Plan. Option is fully vested and exercisable.

(20) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 30,000 shares originally issued September 17, 2007, under the Prior Plan. Option is fully vested and exercisable.

(21) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 53,250 shares originally issued September 15, 2008, under the Prior Plan. Option is fully vested and exercisable.

(22) Option issued under the Prior Plan. Option vests over a four-year period, with 25% of the shares subject to the option vesting on the one-year anniversary of the vesting commencement date, which was November 16, 2009, and in 36 equal monthly installments thereafter.

(23) Represents 12,000 RSUs issued under the 2011 Plan that vest at the rate of 25% of the shares subject to the award on each of the four subsequent anniversaries of the vesting commencement date, which was June 15, 2012; and 40,000 RSUs issued under the 2011 Plan that vest at the rate of 25% of the shares subject to the award on each of the four subsequent anniversaries of the vesting commencement date, which was March 15, 2012.

(24) Option issued under the Prior Plan. The option is fully vested and exercisable.

(25) Option issued under the 2011 Plan vests in 48 equal monthly installments from the vesting commencement date, which was June 15, 2011.

OPTION EXERCISES AND STOCK VESTED

The following table presents, for the fiscal year ended December 31, 2012, certain information regarding stock option exercises and the vesting of stock awards during the last fiscal year with respect to our named executive officers.

Option Exercises and Stock Vested

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
John Barbour	—	—	37,500	267,750[1]
	—	—	3,125	26,656[2]
	—	—	3,125	31,469[3]
	—	—	3,125	31,063[4]
	—	—	3,125	34,844[5]
	—	—	3,125	33,844[6]
	—	—	3,125	28,594[7]
	—	—	3,125	27,719[8]
	—	—	3,125	25,438[9]
	—	—	3,125	26,656[10]
Mark A. Etnyre	—	—	37,500	209,625[11]
	—	—	14,583	80,936[12]
	—	—	3,125	18,625[13]
	—	—	2,083	15,852[14]
	—	—	3,125	23,063[15]
	—	—	2,084	14,963[16]
	—	—	3,125	26,125[17]
	—	—	3,125	29,156[18]
	—	—	3,125	31,094[19]
	—	—	3,125	32,063[20]
	—	—	3,125	35,875[21]
	—	—	3,125	33,875[22]
	—	—	3,125	28,063[23]
Michael J. Dodd	—	—	100,000	559,000[11]
	—	—	4,166	23,121[12]
	—	—	8,333	49,665[13]
	50,000	250,500[26]	4,167	31,711[14]
	—	—	8,333	61,498[15]
	—	—	4,167	29,919[16]
	—	—	8,334	69,672[17]
	—	—	8,333	77,747[18]
	—	—	8,333	82,913[19]
	—	—	8,334	85,507[20]
	—	—	8,333	95,663[21]
	—	—	8,333	90,330[22]
	—	—	8,334	74,839[23]
	—	—	8,333	77,080[24]
	—	—	8,333	75,914[25]
Christopher Spalding	20,000	52,800[27]	3,000	30,180[31]
	10,000	58,300[28]	—	—
	12,856	57,723[29]	—	—
	11,250	36,000[30]	—	—

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(1) Calculated by multiplying the closing market price as reported on the NYSE of our Class A common stock on the date the stock award vested, or $7.14 per share on March 7, 2012, by the number of shares acquired on vesting.

(2) Calculated by multiplying the closing market price as reported on the NYSE of our Class A common stock on the last trading day prior to the weekend vesting date of the stock award, or $8.53 per share on April 5, 2012, by the number of shares acquired on vesting.

(3) Calculated by multiplying the closing market price as reported on the NYSE of our Class A common stock on the date the stock award vested, or $10.07 per share on May 7, 2012, by the number of shares acquired on vesting.

(4) Calculated by multiplying the closing market price as reported on the NYSE of our Class A common stock on the date the stock award vested, or $9.94 per share on June 7, 2012, by the number of shares acquired on vesting.

(5) Calculated by multiplying the closing market price as reported on the NYSE of our Class A common stock on the last trading day prior to the weekend vesting date of the stock award, or $11.15 per share on July 6, 2012, by the number of shares acquired on vesting.

(6) Calculated by multiplying the closing market price as reported on the NYSE of our Class A common stock on the date the stock award vested, or $10.83 per share on August 7, 2012, by the number of shares acquired on vesting.

(7) Calculated by multiplying the closing market price as reported on the NYSE of our Class A common stock on the date the stock award vested, or $9.15 per share on September 7, 2012, by the number of shares acquired on vesting.

(8) Calculated by multiplying the closing market price as reported on the NYSE of our Class A common stock on the date the stock award vested, or $8.87 per share on October 5, 2012, by the number of shares acquired on vesting.

(9) Calculated by multiplying the closing market price as reported on the NYSE of our Class A common stock on the date the stock award vested, or $8.14 per share on November 7, 2012, by the number of shares acquired on vesting.

(10) Calculated by multiplying the closing market price as reported on the NYSE of our Class A common stock on the date the stock award vested, or $8.53 per share on December 7, 2012, by the number of shares acquired on vesting.

(11) Calculated by multiplying the closing market price as reported on the NYSE of our Class A common stock on the last trading day prior to the weekend vesting date of the stock award, or $5.59 per share on December 30, 2011, by the number of shares acquired on vesting.

(12) Calculated by multiplying the closing market price as reported on the NYSE of our Class A common stock on the last trading day prior to the weekend vesting date of the stock award, or $5.55 per share on January 13, 2012, by the number of shares acquired on vesting.

(13) Calculated by multiplying the closing market price as reported on the NYSE of our Class A common stock on the date the stock award vested, or $5.96 per share on February 1, 2012, by the number of shares acquired on vesting.

(14) Calculated by multiplying the closing market price as reported on the NYSE of our Class A common stock on the date the stock award vested, or $7.61 per share on February 15, 2012, by the number of shares acquired on vesting.

(15) Calculated by multiplying the closing market price as reported on the NYSE of our Class A common stock on the date the stock award vested, or $7.38 per share on March 1, 2012, by the number of shares acquired on vesting.

(16) Calculated by multiplying the closing market price as reported on the NYSE of our Class A common stock on the date the stock award vested, or $7.18 per share on March 15, 2012, by the number of shares acquired on vesting.

(17) Calculated by multiplying the closing market price as reported on the NYSE of our Class A common stock on the last trading day prior to the weekend vesting date of the stock award, or $8.36 per share on March 30, 2012, by the number of shares acquired on vesting.

(18) Calculated by multiplying the closing market price as reported on the NYSE of our Class A common stock on the date the stock award vested, or $9.33 per share on May 1, 2012, by the number of shares acquired on vesting.

(19) Calculated by multiplying the closing market price as reported on the NYSE of our Class A common stock on the date the stock award vested, or $9.95 per share on June 1, 2012, by the number of shares acquired on vesting.

(20) Calculated by multiplying the closing market price as reported on the NYSE of our Class A common stock on the last trading day prior to the weekend vesting date of the stock award, or $10.26 per share on June 29, 2012, by the number of shares acquired on vesting.

(21) Calculated by multiplying the closing market price as reported on the NYSE of our Class A common stock on the date the stock award vested, or $11.48 per share on August 1, 2012, by the number of shares acquired on vesting.

(22) Calculated by multiplying the closing market price as reported on the NYSE of our Class A common stock on the last trading day prior to the weekend vesting date of the stock award, or $10.84 per share on August 31, 2012, by the number of shares acquired on vesting.

(23) Calculated by multiplying the closing market price as reported on the NYSE of our Class A common stock on the date the stock award vested, or $8.98 per share on October 1, 2012, by the number of shares acquired on vesting.

(24) Calculated by multiplying the closing market price as reported on the NYSE of our Class A common stock on the date the stock award vested, or $9.25 per share on November 1, 2012, by the number of shares acquired on vesting.

(25) Calculated by multiplying the closing market price as reported on the NYSE of our Class A common stock on the date the stock award vested, or $9.11 per share on November 30, 2012, by the number of shares acquired on vesting.

(26) Calculated by multiplying the sales price as reported by the broker at the time of exercise on the date the stock option was exercised, or $7.76 per share on February 15, 2012, by the number of shares exercised less the option exercise price, calculated by multiplying the option exercise price of $2.75 per share by the number of shares exercised.

(27) Calculated by multiplying the sales price as reported by the broker at the time of exercise on the date the stock option was exercised, or $7.24 per share on February 23, 2012, by the number of shares exercised less the option exercise price, calculated by multiplying the option exercise price of $4.60 per share by the number of shares exercised.

(28) Calculated by multiplying the sales price as reported by the broker at the time of exercise on the date the stock option was exercised, or $7.24 per share on February 23, 2012, by the number of shares exercised less the option exercise price, calculated by multiplying the option exercise price of $1.41 per share by the number of shares exercised.

(29) Calculated by multiplying the sales price as reported by the broker at the time of exercise on the date the stock option was exercised, or $7.24 per share on February 23, 2012, by the number of shares exercised less the option exercise price, calculated by multiplying the option exercise price of $2.75 per share by the number of shares exercised.

(30) Calculated by multiplying the sales price as reported by the broker at the time of exercise on the date the stock option was exercised, or $7.24 per share on February 23, 2012, by the number of shares exercised less the option exercise price, calculated by multiplying the option exercise price of $4.04 per share by the number of shares exercised.

(31) Calculated by multiplying the closing market price as reported on the NYSE of our Class A common stock on the date the stock award vested, or $10.06 per share on June 15, 2012, by the number of shares acquired on vesting.

NO ADDITIONAL EXECUTIVE BENEFIT PLANS

Since we do not generally differentiate the benefits we offer our named executive officers from the benefits we offer our other employees, we do not maintain any benefit plans that cover only one or more of our named executive officers. We also do not maintain any executive retirement programs such as executive pension plans or supplemental executive retirement plans or other nonqualified deferred compensation plans.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The named executive officers are eligible to receive certain payments and benefits upon a termination of employment or a change in control of the Company pursuant to various plans and agreements. Messrs. Barbour, Arthur, Ahearn and Spalding are eligible to receive payments and benefits under the terms of the severance and change-in-control provisions in their applicable employment agreement or offer letter, as described below. Mr. Dodd is, and Mr. Etnyre was, eligible to receive certain payments and benefits in the event of their termination of employment under specified circumstances, including in connection with a change in control of the Company, under our Executive Management Severance and Change-in-Control Benefit Plan, or the Severance Plan.

The specific terms and conditions of these plans and agreements, and the estimated payments and benefits for all of our named executive officers, are described below and are based on the assumption that a triggering event occurred on December 31, 2012 and assume a price per share of our Class A common stock of $8.63, which was the price of our Class A common stock reported by the NYSE at the close of market on that day. With respect to the estimated or potential value of stock options that are accelerated and/or have extended exercise periods in connection with a named executive officer's termination of employment or a change in control of the Company, the actual value of the amount realized, if any, from their stock options will depend upon the extent to which the market value of our Class A common stock exceeds the exercise price on the date the option is exercised. Due to the number of factors that affect the nature and amounts of compensation and benefits provided upon the events discussed below, the amounts paid or distributed upon the actual occurrence of a triggering event may be different from the amounts set forth below.

Severance and Change in Control Arrangements with Our Named Executive Officers

John Barbour

Mr. Barbour is eligible to receive certain payments and benefits if his employment is terminated under certain circumstances pursuant to his employment agreement. Upon a termination of Mr. Barbour's employment by us without cause, or by Mr. Barbour for good reason, he is eligible to receive:

Base Severance (Months of Base Salary)	Bonus Severance	Additional Bonus Severance	Health Insurance Payments	Equity Acceleration	Form of Payment
18	150% of Target Bonus	Prorated Bonus for the year in which termination occurs	18 months of COBRA coverage	18 months	Monthly payments

Under the terms of Mr. Barbour's employment agreement, the term "cause" means:

- commission of a willful act of fraud, embezzlement or misappropriation against or involving the Company;
- conviction, or entry of a guilty or no contest plea, for any felony involving moral turpitude or dishonesty;
- commission of an act or failure to commit an act, involving the Company that would amount to willful misconduct, wanton misconduct, gross negligence or a material breach of Mr. Barbour's employment agreement and which results or is reasonably likely to result in significant harm to the Company; or
- willful failure to perform the responsibilities and duties set forth in the employment agreement for a period of ten business days following receipt of written notice from the Company regarding such failure.

Under the terms of Mr. Barbour's employment agreement, "good reason" means:

- a material diminution in his authority, duties or responsibilities;
- the requirement that Mr. Barbour report to an officer or other employee of the Company rather than the board of directors;

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- a material reduction in Mr. Barbour's base salary;
- a change in the geographic location of his workplace by more than 50 miles or an increase in his commute in excess of thirty miles;
- the expiration of Mr. Barbour's term as a member of the board of directors without his re-election if the Company has failed to nominate Mr. Barbour for re-election; or
- a material breach by the Company of his employment agreement.

Under his employment agreement, upon the occurrence of a change in control of the Company, we would be required to accelerate the vesting of any outstanding equity awards then held by Mr. Barbour such that all of his equity awards would vest as of the date of the change in control. In addition, if during the two-year period following a change in control of the Company, Mr. Barbour's employment were terminated without cause or by Mr. Barbour for good reason, we would be required to pay to Mr. Barbour the benefits described in the following table:

Base Severance (Months of Base Salary)	Bonus Severance	Additional Bonus Severance	Health Insurance Payments	Equity Acceleration	Form of Payment
24	200% of Target Bonus	Prorated Bonus for the year in which termination occurs	18 months of COBRA coverage	100%	Monthly payments

For purposes of the foregoing discussion, a change-in-control transaction will be deemed to have occurred if any person or entity (other than Larry Ellison, Michael Milken, Lowell Milken or any combination of the foregoing) acquires at least a majority of the combined voting power of our outstanding securities, or upon our merger or consolidation, adoption by our stockholders of a plan of dissolution or liquidation or the sale or transfer of substantially all of our assets. To receive any payments and benefits, Mr. Barbour would be required to execute a release of claims against the Company.

Messrs. Arthur & Ahearn

Messrs. Arthur and Ahearn are each eligible to receive certain payments and benefits if their employment is terminated under certain circumstances under the terms of their offer letters with the Company. Upon a termination of employment of either Messrs. Arthur or Ahearn by us without cause, or by such executive for good reason, the terminated executive would be eligible to receive the payments and benefits described in the following table:

Base Severance (Months of Base Salary)	Bonus Severance	Additional Bonus Severance	Health Insurance Payments	Equity Acceleration	Form of Payment
12	100% of Target Bonus	Prorated Bonus for the year in which termination occurs	12 months of COBRA coverage	12 months	Monthly payments

Under the terms of the offer letters of Messrs. Ahearn and Arthur, the term "cause" means:

- indictment or conviction of any felony or crime involving moral turpitude or dishonesty;
- participation in any fraud against the Company or any of its subsidiaries;
- material breach of any material provision of a written agreement with the Company (or subsidiaries) or of a written policy of the Company;
- engaging in conduct that demonstrates unfitness to serve; or
- breach of duties to the Company, including persistent unsatisfactory performance of job duties.

Under the terms of the offer letters of Messrs. Ahearn and Arthur, "good reason" means:

- a material diminution in authority, duties or responsibilities;
- a reduction in base salary or target bonus greater than 10%;
- a change in the geographic location of his workplace by more than 50 miles; or
- a material breach by the Company of the terms under which he is employed.

Under the offer letters, upon the occurrence of a change in control of the Company, we would be required to accelerate the vesting of any outstanding equity awards then held by Messrs. Arthur and Ahearn such that all of their equity awards would vest as of the date of the change in control.

To receive any of these payments and benefits, Messrs. Arthur and Ahearn would be required to execute a release of claims against the Company.

Mr. Dodd

Mr. Dodd is currently eligible to receive severance payments and benefits under the Severance Plan. Under the terms of the Severance Plan, Mr. Dodd is eligible to receive the payments and benefits described in the Severance Plan if his employment is terminated without cause or he resigns for good reason.

Under the Severance Plan, "cause" exists if the executive:

- is convicted of a felony or a crime involving moral turpitude or dishonesty;
- commits fraud against the Company;
- commits a material breach of any material provision of a written agreement with the Company (including, without limitation, the Company's Proprietary Information and Inventions Agreement) or of a written policy of the Company, provided that the executive was given reasonable notice and opportunity to cure;
- shows conduct demonstrating unfitness to serve, provided that the executive was given reasonable notice and opportunity to cure; or
- breaches duties to the Company, including persistent unsatisfactory performance of job duties.

Under the Severance Plan, "good reason" exists if:

- there is any material diminution in the executive's authority, duties or responsibilities;
- there is a reduction in base salary of greater than 10% of base salary prior to the reduction, unless others in equivalent roles are accordingly reduced;
- the executive's business location moved more than 50 miles beyond current location;
- the Company materially breaches the agreement under which the executive is employed; or
- there is a change in control of the Company in which he does not hold the senior-most position in his functional area in the surviving top-most parent company and does not report directly to the chief executive officer, provided he remains in employment with the Company or its successor on a full-time basis for a period of six months.

Under the Severance Plan, to resign for "good reason," an executive must resign within 60 days after the occurrence, without the executive's consent, of one of the events listed in the "good reason" definition, after having given the Company 30 days' written notice (during which time the Company would have the opportunity to cure the event that the executive asserts is good reason). If the Company cures the event, then the executive would not be eligible for a good reason resignation.

If a covered termination of employment (which includes a resignation for "good reason") is triggered and does not occur in relation to a change in control of the Company, the Severance Plan provides for the following payments and benefits:

Base Severance (Months of Base Salary)	Health Insurance Payments	Form of Payment
12	12 months of COBRA coverage	Semi-monthly Installments

If a covered termination of employment is triggered and occurs in connection to a change in control of the Company, the Severance Plan provides for the following payments and benefits:

Base Severance (Months of Base Salary)	Bonus Severance	Health Insurance Payments	Equity Acceleration	Form of Payment
24	200% of Target Bonus	24 months of COBRA coverage	100%	Lump Sum

Mr. Etnyre

Mr. Etnyre was eligible to receive severance payments and benefits under the Severance Plan until the termination of his employment with us in October 2012. In exchange for the payments and benefits received by Mr. Etnyre in connection with his termination of employment in October 2012, as described in *Compensation Discussion and Analysis — Elements of Executive Compensation — Severance Benefits*, above, Mr. Etnyre executed a release, releasing all claims against the Company. As a result, Mr. Etnyre is no longer eligible to receive payments or benefits upon a termination or change in control of the Company, nor was he eligible for any such payments or benefits as of December 31, 2012.

Mr. Spalding

Mr. Spalding is eligible to receive certain payments and benefits if his employment is terminated under certain circumstances pursuant to his employment agreement with LeapFrog UK. Mr. Spalding is eligible to receive six months' notice in the event of a termination of employment, except under certain circumstances. LeapFrog UK is entitled to make a payment equal to six months' salary in lieu of notice in monthly installments in the event of a termination of employment.

LeapFrog UK may terminate Mr. Spalding's employment without notice and without making any payments if he:

- is guilty of serious dishonesty or of gross misconduct or incompetence or willful neglect of duty or commits any breach of his agreement other than a breach which is capable of remedy and is remedied immediately by him;
- is convicted of certain criminal offenses;
- in the event of certain bankruptcy and related proceedings;
- is disqualified or prohibited from being a director to any company by reason of any order made by a competent court;
- is unable through sickness or injury, for 12 consecutive weeks or an aggregate of 15 weeks in any 52 consecutive weeks, to perform his duties of employment;
- performs his duties to an unsatisfactory standard after receiving written warning from LeapFrog UK;
- breaches the confidentiality obligations of his employment agreement; or
- is guilty of conduct which brings LeapFrog UK or affiliated companies into disrepute.

Quantification of Payments upon Termination or Change in Control

The amounts disclosed in the tables below assume that the event that triggered the payment occurred on December 31, 2012 and assume the appropriate standard in the named executive officer's plan, employment agreement or offer letter was satisfied, as described above.

Covered Termination — No Change in Control

Named Executive Officer	Payment of Base Salary($)	Payment of Bonus($)	Health Insurance Payments($)	Value of Equity Acceleration($)[1]	Total($)
Mr. Barbour	862,500	1,437,500	33,774	2,539,263	4,873,037
Mr. Arthur	525,000	787,500	22,516	215,750	1,550,766
Mr. Etnyre[2]	—	—	—	—	—
Mr. Ahearn	525,000	787,500	22,516	215,750	1,550,766
Mr. Dodd	408,000	—	15,444	—	423,444
Mr. Spalding	155,390[3]	—	—	—	155,390

(1) Represents value of additional RSUs vesting plus potential realizable value of the additional vested options assuming a change in control of the Company occurred on December 31, 2012, and that such named executive officer's options were exercised on the same date, based on an exercise price of $8.63 per share, the closing market price of our Class A common stock as reported by the NYSE for December 31, 2012.

(2) As a result of his termination of employment, Mr. Etnyre is no longer eligible to receive payments upon a termination of employment or a change in control of the Company and he was not eligible for any payments or benefits upon a termination of employment or change in control of the Company as of December 31, 2012.

(3) Assumes a conversion rate of Pounds Sterling to U.S. Dollars of 1:1.5539.

Covered Termination — Change in Control

Named Executive Officer	Payment of Base Salary($)	Payment of Bonus($)	Health Insurance Payments($)	Value of Equity Acceleration($)[1]	Total($)
Mr. Barbour	1,150,000	1,725,000	33,774	4,183,619	7,092,393
Mr. Arthur	525,000	787,500	22,516	863,000	2,198,016
Mr. Etnyre[2]	—	—	—	—	—
Mr. Ahearn	525,000	787,500	22,516	863,000	2,198,016
Mr. Dodd	816,000	612,000	30,887	—	1,458,887
Mr. Spalding	155,390[3]	—	—	—	155,390

(1) Represents value of additional RSUs vesting plus potential realizable value of the additional vested options assuming a change in control of the Company occurred on December 31, 2012, and that such named executive officer's options were exercised on the same date, based on an exercise price of $8.63 per share, the closing market price of our Class A common stock as reported by the NYSE for December 31, 2012.

(2) As a result of his termination of employment, Mr. Etnyre is no longer eligible to receive payments upon a termination of employment or a change in control of the Company and he was not eligible for any payments or benefits upon a termination of employment or change in control of the Company as of December 31, 2012.

(3) Assumes a conversion rate of Pounds Sterling to U.S. Dollars of 1:1.5539.

Participants are required to execute a release of claims against LeapFrog prior to receiving any of the foregoing payments and benefits and such payments and benefits under the Severance Plan will terminate if, at any time, the executive violates any proprietary information or confidentiality obligation to LeapFrog.

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OTHER GENERAL INFORMATION

Section 16(A) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Class A common stock and other equity securities of LeapFrog. Officers, directors and greater-than-ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2012, all Section 16(a) filing requirements applicable to our officers, directors and greater-than-ten percent beneficial owners were filed in a timely manner except for a late Form 3 filing on March 6, 2012, for Christopher Spalding disclosing his initial statement of beneficial ownership in the Company's stock after having been appointed an executive officer of the Company on February 24, 2012.

Householding of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries (*e.g.*, brokers) to satisfy the delivery requirements for proxy statements and annual reports, including Notices of Internet Availability of Proxy Materials, with respect to two or more stockholders sharing the same address by delivering a single Notice of Internet Availability of Proxy Materials or other proxy materials addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are LeapFrog stockholders will be "householding" our proxy materials. A single Notice of Internet Availability of Proxy Materials or other proxy materials may be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or you submit contrary instructions. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate Notice of Internet Availability of Proxy Materials or other proxy materials, you may: (1) notify your broker; (2) direct your written request to our Director of Investor Relations, 6401 Hollis Street, Suite 100, Emeryville, California 94608 or to ir@leapfrog.com or (3) contact our Investor Relations department at (510) 420-5150. Stockholders who currently receive multiple copies of the Notice of Internet Availability of Proxy Materials or other proxy materials at their addresses and would like to request "householding" of their communications should contact their brokers. In addition, we will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of the Notice of Internet Availability of Proxy Materials to a stockholder at a shared address to which a single copy of the documents was delivered.

Available Information

We will provide to any stockholder entitled to vote at our 2013 annual meeting, at no charge, a copy of our 2012 Annual Report on Form 10-K for fiscal year 2012 filed with the SEC on March 11, 2013, including the financial statements and the financial statement schedules contained in the Form 10-K. We make our Annual Report on Form 10-K, as well as our other SEC filings, available free of charge through the investor relations section of our website located at *www.leapfroginvestor.com* under *"Financial Information — SEC Filings"* as soon as reasonably practicable after they are filed with or furnished to the SEC. Information contained on or accessible through our website or contained on other websites is not deemed to be part of this proxy statement. In addition, you may request a copy of the Annual Report on Form 10-K in writing by sending an e-mail request to our investor relations department, attention Karen Sansot, at ir@leapfrog.com, calling (510) 420-5150, or writing to Investor Relations at LeapFrog Enterprises, 6401 Hollis Street, Suite 100, Emeryville, California 94608.

Other Matters

Our board of directors knows of no other matters that will be presented for consideration at the annual meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors



Robert L. Lattuga
Vice President and General Counsel

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STOCK PRICE PERFORMANCE GRAPH[1]

The following graph shows the total stockholder return on an investment of $100.00 in cash for (i) LeapFrog's Class A common stock, (ii) the Standard & Poor's 500 Index and (iii) the Standard & Poor's Consumer Discretionary Index for the period beginning on December 31, 2007 through December 31, 2012 (based on the closing prices of LeapFrog's Class A common stock as reported on the New York Stock Exchange). The stockholder return shown on the graph below is not necessarily indicative of future performance and we do not make or endorse any predictions as to future stockholder returns.



Indexed Price Performance
180
160
140
120
100
80
60
40
20
0
12/31/2007
12/31/2008
12/31/2009
12/31/2010
12/31/2011
12/31/2012
LeapFrog
S&P 500
S&P Consumer Discretionary

(1) This section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of LeapFrog under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in such filing.

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BOARD OF DIRECTORS

William B. Chiasson
Chairman
LeapFrog Enterprises, Inc.

Thomas J. Kalinske
Vice Chairman
LeapFrog Enterprises, Inc.

John Barbour
Chief Executive Officer
LeapFrog Enterprises, Inc.

Paul T. Marinelli
Vice President
Lawrence Investments, LLC

Stanley E. Maron
Senior Partner
Maron & Sandler

E. Stanton McKee, Jr.
Retired EVP and Chief Financial and Administrative Officer
Electronic Arts Inc.

Dr. Theodore R. Mitchell
President and
Chief Executive Officer
NewSchools Venture Fund

Randy O. Rissman
Former Chief Executive Officer
Tiger Electronics, Inc.

Caden Wang
Retired EVP and
Chief Financial Officer
LVMH Selective Retailing Group

CORPORATE OFFICERS

John Barbour
Chief Executive Officer

Michael J. Dodd
President and
Chief Operating Officer

Raymond L. Arthur
Chief Financial Officer

Gregory B. Ahearn
Chief Marketing Officer

Brad R. Rodrigues
Senior Vice President and
General Manager of Digital and Community Development

Christopher Spalding
Senior Vice President and
Managing Director, EMEA

Saydeah E. Howard
Vice President, Human Resources and Organizational Development

Robert L. Lattuga
Vice President and
General Counsel

Sarah A. Mason
Vice President, Corporate Controller and Principal Accounting Officer

INDEPENDENT AUDITORS

Ernst & Young LLP
San Francisco, California

TRANSFER AGENT AND REGISTRAR FOR CLASS A COMMON STOCK

American Stock Transfer & Trust Company, LLC
Brooklyn, New York
(800) 937-5449

ANNUAL MEETING

The 2013 Annual Meeting of Stockholders will take place at 9:00 a.m. Pacific Daylight Time on Wednesday, June 5, 2013, at the company's headquarters in Emeryville, California.

INVESTOR RELATIONS

LeapFrog welcomes inquiries from its stockholders and other interested investors. To obtain a copy of the company's most recent SEC filings and other corporate information, please visit our investor relations website at www.leapfroginvestor.com. You can also contact our investor relations department by sending email to ir@leapfrog.com, calling (510) 420-5150 or writing to Investor Relations at LeapFrog, 6401 Hollis Street, Suite 100, Emeryville, California 94608.



LeapFrog Enterprises, Inc.
6401 Hollis Street, Suite 100
Emeryville, CA 94608
510.420.5000 • leapfrog.com